Form 20-F
period 2022-12-31
Magic Empire Global Ltd
filed 2023-04-03
CIK 1881472

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from __________ to ____________

Commission file number: 001-41467

Magic Empire Global Limited

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of principal executive offices)

Ms. Vivien Tai

Tel: (852) 3577 8770

Email: meglir@giraffecap.com

3/F, 8 Wyndham Street

Central, Hong Kong

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	MEGL	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 20,256,099 ordinary shares issued and outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

2

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

These statements are subjective. Therefore, they involve known and unknown risks.

They are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, for reasons connected with measuring future developments, including:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

Forward-looking statements should not be read as a guarantee of future performance or results. They will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time regarding future events. Consequently, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

“Company,” “Group,” “we,” “us” and “our” refer to Magic Empire Global Limited and its subsidiaries.

“GCL” refers to Giraffe Capital Limited.

“GEM Listing Rules” refers to the Rules Governing the Listing of Securities on GEM, as amended, supplemented or otherwise modified from time to time.

“GFHL” refers to Giraffe Financial Holdings Limited.

“GIL” refers to Giraffe Investment Limited.

“HKD” or “HK$” refers to the legal currency of Hong Kong.

“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time.

“MEGL” refers to Magic Empire Global Limited.

“MEIL” refers to Magic Empire Investment Limited.

“Ordinary Shares” refers our ordinary shares, par value $0.0001 per share.

“PRC” or “China” refers to the People’s Republic of China, including, for the purpose of this Annual Report, Taiwan, Hong Kong and Macau.

“SFC” refers to Securities and Futures Commission of Hong Kong.

“Stock Exchange” refers to the Stock Exchange of Hong Kong Limited.

“U.S. dollars” or “$” refers to the legal currency of the United States.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

Summary of Key Risks

Risks Related to Our Business and Industry

■	Our business performance is highly influenced by the conditions of capital market in Hong Kong.

■	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

■	Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

■	We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

■	We are affected by the rules and regulations governing listed companies on the Stock Exchange.

■	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

■	The revenue from our corporate finance advisory business and underwriting business is non-recurring in nature and our profitability is highly unpredictable.

■	We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates for IPO sponsorship, financial advisory and underwriting services are not achieved as stipulated or if client withdraws from or terminates the transaction.

■	We rely on our key management and professional staff, the loss of whom may affect our operations.

■	A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Doing Business in Jurisdictions We Operate

■	All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

■	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

■	The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

■	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

■	We may become subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

■	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

Risks Related to our Ordinary Shares

■	The market price of our Ordinary Shares may be subject to rapid and substantial volatility regardless of our operating performance, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

■	Volatility in our Ordinary Shares price may subject us to securities litigation.

■	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

■	We do not intend to pay dividends for the foreseeable future.

■	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

■	Investors may have difficulty enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the Annual Report based on BVI or Hong Kong laws.

■	You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

■	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Related to Our Business and Industry

Our business performance is highly influenced by the conditions of capital market in Hong Kong.

All our business operations were concentrated in the capital market sector in Hong Kong. Any material deterioration in the financial and economic conditions of the capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong corporate finance market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the capital market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

The corporate finance services industry in which we operate is highly regulated and any material changes to the laws and regulations applicable to us could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase and our fee structure may have to be adjusted. For instance, we may need to increase our headcounts if requirements over sponsor work become more stringent or obtain more licenses if the licensing requirements change. The sanctions imposed by the SFC against large sponsor firms for substandard due diligence in several recent widely-publicized cases demonstrate that the SFC expects high standards of sponsor’s conduct and we will need to continue to enhance our internal controls and systems in respect of our sponsor work in accordance with new regulatory requirements or guidance. If capital ratio requirements increase and certain products or activities are subject to limitations, the range of services we offer could be restricted, and revenue growth and profitability could be materially and adversely impacted. Moreover, our licensed entity is under the supervision and monitoring of the SFC and the Stock Exchange and must remain fit and proper to the satisfaction of the regulators in order to retain its license(s). The SFC may also conduct regulatory inspections and investigations on our business activities from time to time. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group. For instance, conditions may be imposed on our licenses restricting us to carry on our business or our Responsible Officers or Licensed Representatives may be banned from the industry, for a specific period of time. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected.

Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

Our future revenues and cash flows may fluctuate significantly given that our operating history in the corporate finance services industry in Hong Kong is relatively short, rendering it difficult to predict our results of operations and prospects. We started to provide corporate finance advisory services, including IPO sponsorship services, financial advisory, independent financial advisory services and compliance advisory services in February, 2017 and we commenced to provide underwriting services to our clients in April, 2018.

We only have a limited operating history with regards to such business upon which an evaluation of our prospects can be based. Such prospects must be considered in light of the risks, expenses and difficulties encountered by any new company. Such risks include our continued market acceptance as a reliable and attentive corporate finance service provider, ability to develop our business scale, and potential competition from our competitors. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the offering, to expand operations beyond our current level.

We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

There is a significant number of existing market participants in the corporate finance services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value-adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized sponsors which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees or commission rates in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

We are affected by the rules and regulations governing listed companies on the Stock Exchange.

We provide corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders or investors on the Stock Exchange. These clients are required to comply with the Listing Rules, the GEM Listing Rules, the Takeovers Code and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of sponsor in listing applications and the appointment and the role of financial adviser in specific transactions, may affect the demand for and the scope of our corporate finance advisory services which may in turn materially and adversely affect our results of operations.

Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

Our regulated operating subsidiary is subject to various regulatory capital requirements, including minimum capital requirements, established by competent authorities in their respective jurisdiction. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our business and financial position. For example, our SFC licensed operating subsidiary, GCL, is required under the Securities and Future Ordinance (Cap.571) (“SFO”) of Hong Kong and Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (the “FRR”) of Hong Kong to maintain certain level of liquid capital. See “Regulations”.

As of the date of this Annual Report, GCL was in compliance with the respective regulatory capital requirements. However, if we fail to remain well-capitalized for regulatory purposes, SFC may take actions against us and our business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

The revenue from our corporate finance advisory business and underwriting business is non-recurring in nature and our profitability is highly unpredictable.

The performance of our corporate finance services depends, to a large extent, on our ability to leverage our business network and relationships to source and retain clients. Since our mandates were negotiated on a project-by-project basis with our clients, revenue generated from our services may fluctuate from time to time and may not recur. The number of projects undertaken by us, the total revenue derived from our businesses and the revenue generated from each client are affected by numerous factors such as market condition, the terms of each engagement, project duration, complexity and completion timeline of each project, resulting in uncertainties in relation to the sustainability of our financial performance. There is no assurance that the clients which have previously sought our services will continue to retain us for future businesses. Further, service fees for our corporate finance advisory projects are payable by instalments according to different milestones stipulated in our mandates and underwriting commissions are payable upon successful completion of the relevant IPO or fund raising exercise. We may not receive the mandated payments in full for services provided or after we have expended substantial effort and time as scheduled or at all. Therefore, the revenue generated from each client or engagement differs and we cannot assure that our future engagement fee rates will be comparable to those accepted by our clients in the past.

Moreover, the demand for our corporate finance advisory and underwriting services are heavily dependent on the market conditions. Any adverse market condition or market sentiment will affect clients’ decision on the scale, timing and stock market choices in respect of their fundraising needs, which may lead to lower demand for, delay to or termination of fundraising activities and our services and in turn affect the financial performance of our financial advisory and underwriting services. If we are unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and results of operations may be materially and adversely affected.

In these circumstances, our revenue and profitability may fluctuate from year to year and our financial performance is highly unpredictable.

We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates for IPO sponsorship, financial advisory and underwriting services are not achieved as stipulated or if client withdraws from or terminates the transaction.

Our business was heavily premised on the provision of IPO sponsorship and financial advisory services, which constituted a substantial portion of our corporate finance advisory business. The payment terms of our mandates for these services normally involve an initial retainer fee and progress payments based on milestones achieved, and not necessarily based on the time or costs we have incurred for the project. Underwriting commission is payable to us upon successful completion of an IPO or the fundraising exercise where we act as an underwriter. If a milestone is not achieved or if a transaction is terminated before completion, our clients may delay in settling our invoices which are presented to them when due, or not settle them at all. In the case of default payments, if we have already incurred significant amount of costs and expenditures for the project and the initial retainer fee or any progress payments received do not cover our total costs incurred, our results of operations may be materially and adversely affected. Failures or delays in receiving payments from our clients may adversely affect our cash flow position and our ability to meet the working capital requirement. The grant of approvals by the regulators such as the Stock Exchange and the SFC will usually affect the project timeline. Failure in obtaining the necessary approvals as stipulated or at all could result in the delay or abortion of the transactions.

Any deterioration of our IPO sponsorship services may adversely affect our other financial services business.

Revenue generated from our IPO sponsorship business contributed substantially to our total revenue. Our provision of IPO sponsorship services helps to induce a substantial amount of underwriting business where we may act as the global coordinator, bookrunner, lead manager or underwriter for such IPOs. Therefore, any decline in our IPO sponsorship business may adversely affect the revenue and profitability of our business.

We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed.

We generally underwrite IPOs on a fully-underwritten basis. If the securities underwritten by us are undersubscribed and we fail to procure subscriptions to such securities, we would be bound to purchase the undersubscribed portion on our own account up to our maximum underwriting commitment, which would materially and adversely affect our liquidity. If we fail to sell the securities we have underwritten, we would incur expenditure, expose ourselves to market risk and capital available to us would be reduced, which may in turn materially and adversely affect our results of operations and financial conditions. In the event that such securities purchased by us become illiquid and/or their market value drops, our liquidity and financial position would also be adversely affected. Under the FRR, the value of the open position of any underwriting commitment or the market value of the securities purchased by us to fulfil our underwriting obligations would have an impact on our liquid capital. If our liquid capital falls below the minimum requirement under the FRR, we will be in breach of the FRR resulting in SFC suspending our license or imposing conditions in relation to our regulated activities. Further, our underwriting commission income is directly related to the number of underwriting exercises secured and completed by us, the total fundraising size of the underwriting projects, our underwriting commitment and the expected commission rates. Such factors are susceptible to market conditions which are beyond our control.

We rely on our key management and professional staff, the loss of whom may affect our operations.

Our Group has a team of experienced and competent management who is responsible for directing and managing daily operations, monitoring and supervising compliance and risk management, overseeing financial condition and performance, allocating and budgeting human resources and formulating business strategies. Leveraging on their experience and network in the industry, we have been successfully expanding our client base and source of deals and transactions. However, we cannot assure you that we can retain the services of our key management and find suitable replacement if any of them terminate their engagement with us given the competition for experienced and competent personnel in the industry is intense.

Other than our senior management, we also rely on our professional staff in different business operations to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients and procure new clients. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations.

We recorded net operating cash outflow for the year ended December 31, 2022

For the year ended December 31, 2022, we recorded net operating cash outflow of HK$910,364 (US$116,690). We cannot assure you that we will not record net cash outflow in the future. If we are unable to obtain sufficient funds to finance our business, our liquidity, results of operations and financial condition may be materially and adversely affected. If we need to resort to other financing activities to generate additional cash, we may incur additional financing costs, and we cannot assure you that we will be able to obtain the required financing on terms acceptable to us, or at all, at the material time.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; and (v) our clients and our employees. As we expand the scope of our business and client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appears to fail, to deals appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

Our corporate finance advisory business may be subject to professional liabilities.

We provide professional advices when providing corporate finance advisory services to our clients. Our clients relying on our professional advice may suffer loss as a result of our negligence in providing such advice and may claim compensation against us. We are therefore exposed to the risks arising from, among others, possible claims or lawsuits in respect of professional negligence and employee infidelity. Although we have adopted relevant internal control measures, there is no assurance that the measures can completely eliminate all future possible professional negligence and/or employee infidelity. Should we experience any event of professional liabilities, such as claims or lawsuits, our prospects, financial condition and reputation could be materially and adversely affected.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this registration statement, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We are subject to various risks due to violation of obligations and standards that we are subject to, illegal or improper activities committed by and misconduct of our personnel or third parties.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to identify and deter fraud, misconduct or errors by directors, officers, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Our reputation may be damaged due to negative events about our business.

Our reputation is susceptible to damage in case of any negative events in relation to our operations, including, without limitation, negative publicity or media coverage, development of scandals, litigation and disputes, and regulatory enquiries or enforcement actions taken against us or our employees. We cannot assure that such negative events will not happen in the future. If they materialize, it may have a material adverse impact on our reputation and in turn our business activities and results of operations.

We may be unable to successfully implement or implement in full our future business plans.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and client base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our clients. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Our internal control system may become ineffective or inadequate.

We rely on our internal control system to ensure effective business operations. We have established, maintained and relied on an internal control system comprising a series of policies and procedures to record and process data in an accurate and timely manner, identify any reporting errors, identify money-laundering and terrorist-financing activities, and ensure compliance with licensing and regulatory requirements. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial and regulatory environment in which we operate. We cannot assure that our internal control system has no deficiencies or inherent limitations, or that it can fully prevent us from our employee misconduct. Such deficiencies or inherent limitations may result in fines or disciplinary actions against us imposed by regulators, and may adversely affect our financial condition and results of operations.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. The outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been severely affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the corporate finance markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside. In addition, our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, price of Ordinary Share and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and price of our Ordinary Shares. Although substantially all of our operations are based in Hong Kong, we do have a few corporate clients who are based in mainland China. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

MEGL is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The war in Ukraine could materially and adversely affect our business and results of operations.

Most recently, in February 2022, the Russian Federation commenced a military invasion of Ukraine, and Russian actions with respect to Ukraine have resulted in certain broad sanctions being imposed by the United States, the European Union, the United Kingdom and other international authorities. We cannot predict the impact of Russian actions in Ukraine or the reaction to such actions by the United States, the European Union, the United Kingdom or other international authorities. In connection with the aforesaid military invasion, cybersecurity experts anticipate a meaningful increase in cyberattack and cybercrime activity in connection with the Russian invasion of Ukraine around the globe. However, as at the date of this Annual Report, we believe there is no new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine on our Company.

The outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this Annual Report, to the best knowledge of the Company, we (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and Annual Report.

In light of the war in Ukraine, our board of directors will continue to monitor any potential risk that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Risks Related to Doing Business in Jurisdictions We Operate

All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

MEGL is a holding company and we conduct our operation through our operating subsidiaries in Hong Kong. Our operations are primarily located in Hong Kong and a few of our clients are PRC corporates. As at the date of this Annual Report, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC has recently proposed new rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China based internet giants. Pursuant to Article 6 of the Measures for Cybersecurity Review (Draft for Comments), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

Our operations are primarily located in Hong Kong through our operating subsidiaries in Hong Kong and a few of our clients are PRC corporates. GCL may collect and store certain data (including certain personal information) from our clients for “Know Your Customers” purpose, who may be PRC individuals. As of date of this Annual Report, GCL has collected and stored personal information of fewer than 100 PRC individual clients. The draft amendment of Measures for Cybersecurity Review remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the draft amendment. As a result, the likelihood of us being subject to the review of the CAC is remote.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments, collectively with the above draft of the Provisions, the draft Provisions and Measures. These draft Provisions and Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. These draft Provisions and Measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which will become effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the draft Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the draft Provisions and Measures: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and shares could be prohibited from trading in the United States in 2023.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

The lack of access to the PCAOB inspection or investigation of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our predecessor auditor, Friedman LLP and our current auditor, Marcum Asia CPAs LLP, the independent registered public accounting firms that issues the audit reports included elsewhere in this Annual Report, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Friedman LLP and Marcum Asia CPAs LLP are headquartered in New York, New York, and, as of the date of this Annual Report, were not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE on January 5, 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”) and the Foreign Exchange Administration Regulations of the PRC, which was promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and last amended on August 1, 2008 (which became effective on August 5, 2008). Under the Individual Foreign Exchange Rules and the Foreign Exchange Administration Regulations, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our Ordinary Shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the China, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

We may become subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

Our operations are primarily located in Hong Kong through our operating subsidiaries in Hong Kong and a few of our clients are PRC corporates. As such we may become subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and will take effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law. After the Data Security Law takes effect, if our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

Our operations are located in Hong Kong and a substantial portion of our clients are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Company.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

Section 132 of SFO requires prior approval from the SFC for any company or individual to become a substantial shareholder of a SFC licensed company in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in or is entitled to control the exercise of the voting power of more than 10% of the total number of issued shares of the licensed company, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. This regulatory requirement may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of our shares upon the consummation of a future proposed business combination.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and other markets where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

Tariffs could increase the cost of the goods and products which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients. and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. However, based on recent political development, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China. The Hong Kong’s preferential trade status was removed by the United States government and the United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

We will incur increased costs after we cease to qualify as an “emerging growth company.”

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a)following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Risks Related to our Ordinary Shares

The market price of our Ordinary Shares may be subject to rapid and substantial volatility regardless of our operating performance, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events

In addition, our ordinary shares may be subject to rapid and substantial price volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s actual or expected operating performance and financial condition or prospects. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. As a relatively small-capitalization company with relatively small public float, our ordinary shares may experience greater stock price volatility, extreme price run-ups and declines that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares. Further, investors in our ordinary shares may experience losses, which may be material, if the price of our ordinary shares declines after this offering or if such investors purchase our ordinary shares prior to any price decline. Moreover, in the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this Annual Report, our directors, officers and principal shareholders held in aggregate 62.23% or more of our shares. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company, these shareholders, however, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

The trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. We may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the Annual Report based on BVI or Hong Kong laws.

We are incorporated under the laws of the BVI and all of our directors and officers reside outside of the United States in Hong Kong. Moreover, all of these persons do not have significant assets in the U.S. As a result, it may be difficult or impossible to effect service of process within the U.S. upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

The U.S. and the BVI do not have a treating providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (1) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) entertain original actions brought against us or other persons predicated upon the Securities Act.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the Annual Report, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. For more information regarding the relevant laws of the BVI and Hong Kong, see “Enforcement of Liabilities.”

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of shareholders and the fiduciary responsibilities of our directors and officers under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

These rights and responsibilities are to a large extent governed by the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”) and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the memorandum and articles of association) that investors may expect to find in relation to a public company are not provided for under BVI law.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the BVI regulations governing the securities of BVI companies may not be as extensive as those in effect in the U.S., and the BVI law and regulations regarding corporate governance matters may not be as protective of minority shareholders as state corporation laws in the U.S. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the U.S.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; or (iv) acts that constitute fraud on the minority where the wrongdoers control the company.

These rights may be more limited than the rights afforded to minority shareholders under the laws of states in the United States.

Other than as set forth in the BVI Act, shareholders of BVI companies like us have no general rights under BVI law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, other than as set forth in the BVI Act. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Historical Structure

In May 2016, MEGL was incorporated under the laws of the BVI, as a holding company of our businesses.

In June 2016, GFHL was incorporated under the laws of Hong Kong, as an intermediate holding company.

In June 2016, GCL was incorporated under the laws of Hong Kong to engage in corporate finance business. GCL was licensed to undertake Type 6 (Advising on corporate finance) regulated activity and act as sponsor from the SFC in February 2017 and Type 1 (dealing in securities) regulated activity in April 2018.

In September 2022, GIL and MEIL were incorporated under the laws of Hong Kong as investment holding companies.

See ITEM 4.C “Organizational structure” for our organization structure.

Increase in authorized shares and share split

MEGL was established under the laws of BVI on May 10, 2016. The authorized number of Ordinary Shares was 50,000 shares with a par value of US$1.0.

On July 14, 2021, the shareholders of the Company resolved and approved an increase in authorized shares and share split at a ratio of 150,000-for-1 to create an additional 300,000,000 of the authorized Ordinary Shares with a par value of US$0.0001 (the “Increase in Share Capital”) as part of the Company’s recapitalization prior to the listing. Following the Increase in Share Capital, on July 15, 2021, the Company newly issued 15,000,000 ordinary shares with a par value of US$0.0001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 100 of the outstanding shares with a par value of US$1.0 issued as well as cancelled 50,000 of the authorized shares with a par value of US$1.0.

All Ordinary Share and per Ordinary Share amounts used elsewhere in this Annual Report and the consolidated financial statements have been retroactively restated to reflect the share split.

Initial Public Offering

On August 4, 2022, MEGL entered into an underwriting agreement with Network 1 Financial Securities, Inc. and Alexander Capital, L.P. as underwriters named thereof, in connection with its initial public offering (“IPO”) of 5,000,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-264575) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on August 4, 2022. The Company issued Representative’s Warrants to purchase up to 500,000 Ordinary Shares at $6.00 per share, dated August 9, 2022, to Network 1 Financial Securities, Inc., substantially in the form attached as Exhibit 2.2 hereto and incorporated herein by reference.

On August 10, 2022, MEGL completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “MEGL”.

Representative’s Warrants

On August 12, 2022, the underwriter exercised its Representative’s Warrants in full and the Company issued a total of 256,099 ordinary shares with no cash consideration on August 26, 2022.

Magic Empire Global Limited’s Offices

Our principal executive office is located at 3/F, 8 Wyndham Street, Central, Hong Kong. Our telephone number is (+852) 3577 8770. Our registered office in the BVI is located at the office of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, BVI, or at such other place as the directors may from time-to-time decide. Our agent for service of process in the U.S. is Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, NY 10168. Our website is located at www.meglmagic.com.

B. Business overview

Our Business

We are a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Our service offerings mainly comprise the following:

IPO sponsorship services: We act as sponsors to companies pursuing listing on the Main Board and GEM, advising and guiding them throughout the listing process in return for sponsor’s fee.

Financial advisory and independent financial advisory services: We act as (i) financial advisers (a) to our clients advising them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies such as the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (b) to clients pursuing listing on other stock exchange; and (ii) independent financial advisers giving opinions or recommendations to the independent board committee and independent shareholders of listed companies, in return for advisory fee.

Compliance advisory services: We act as compliance advisers to listed companies on the Main Board and GEM and advise them on post-listing compliance matters in return for compliance advisory fee.

Underwriting services: We provide underwriting services by acting as global coordinator, bookrunner, lead manager or underwriter for listing applicants in IPOs or other fundraising activities, in return for underwriting commission.

With the commencement of business of GCL, which was licensed to carry out Type 6 (advising on corporate finance) regulated activities in February 2017, we started to provide corporate finance advisory services, including IPO sponsorship services, financial advisory, independent financial advisory services and compliance advisory services. GCL was also licensed to carry out Type 1 (dealing in securities) regulated activities under the SFO in April 2018 and we commenced to provide underwriting services to our clients.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors:

We are an active financial service providers with a proven track record

We stand out as a reputable financial services provider specializing in corporate finance in Hong Kong since the commencement of our business. We believe our active participation in the financial services industry, in particular corporate finance has gradually increased our brand awareness among investors and our proven track record will continue to build trust with our clients, which together will help us secure deals in the competitive market.

We have a strong client base

We serve a diverse and solid base of clients. We believe that market reputation and clients’ confidence in our services are indispensable to our continuous success. Our major clients are mainly listing applicants and listed companies in Hong Kong, as well as private companies and investors. Our clients engage in a diverse spectrum of industry sectors including online advertising, property development, property management services, supply chain management, manufacturing, chemicals, logistics, education, and natural resources and travel. A diversified client base will mitigate the negative effect to the demand for our services from those industry sectors which have cyclical behavior and are exposed to unpredictable downturns caused by fluctuations in market conditions.

We provide comprehensive corporate finance advisory services to our clients

We provide comprehensive corporate finance advisory services from pre-IPO, IPO to post-IPO stages to our clients to fulfil their varying needs. For instance, we act as pre-IPO financial advisor to our clients to provide advice to corporate structure, financial management, corporate governance and assist them to raise pre-IPO funding for expansion. We act as a sponsor in listing applications in Hong Kong during the IPO stage. We act as financial adviser to listed companies in Hong Kong advising them on transactions involving the Listing Rules, GEM Listing Rules or Takeovers Code or as an independent financial adviser to independent board committees and independent shareholders of listed companies in Hong Kong rendering recommendations and opinions. We act as compliance adviser to listed companies in Hong Kong to ensure their ongoing compliance with the Listing Rules, GEM Listing Rules or Takeovers Code. We also act as financial advisers to our clients for other corporate finance advisory services. We believe our ability to provide comprehensive corporate finance advisory services, including IPO sponsorship services, financial advisory, independent financial advisory services and compliance advisory services to our clients, not only fulfils their varying needs at different stages, but also fosters our long-term solid relationship with them.

We believe our proven track record in the provision of corporate finance advisory services will help us retain and attract more clients which will then enable us to create synergies across different business lines, optimize our client coverage effort, create new business opportunities and in turn generate diversified sources of revenue and maximize our revenue.

We have experienced and competent management and professional staff

Our Group has a team of experienced and competent management who is responsible for directing and managing daily operations, monitoring and supervising compliance and risk management, overseeing financial condition and performance, allocating and budgeting human resources and formulating business strategies. Leveraging on their experience and network in the financial industry, we have been successfully expanding our client base and source of deals and transactions. For details of the biographies of our management team, please refer to the section headed ‘‘Directors and senior management’’ in this Annual Report.

In addition to our experienced and competent senior management team, we have teams of professional staff. Together with our senior management team, our professional staff enables us to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients and procure new clients.

Our Services

IPO sponsorship services

Our main responsibilities as a sponsor to listing applicants include: (i) guiding and advising listing applicants through the IPO process in respect of the Listing Rules and the GEM Listing Rules; (ii) leading, coordinating and managing the entire listing process including formulating timetable and offering strategies, advising the clients on the engagement of professional parties, anticipated costs and major milestones and challenges during the listing process; (iii) conducting due diligence (including conducting site visits and reviewing clients’ documents to understand clients’ major business operations, financial information, legal and compliance matters, conducting interviews with clients’ customers and suppliers and reviewing clients’ internal control matters and ensuring that the due diligence standards under Practice Note 21 to the Listing Rules or Practice Note 2 to the GEM Listing Rules (as the case may be) and the Code of Conduct are met) and assessing listing applicants’ suitability for listing; (iv) making submissions and addressing comments and matters raised by the regulators in connection with the listing application; (v) liaising with the intermediaries and underwriting syndicates; (vi) ensuring sufficient disclosure in the prospectus and application documents in compliance with the relevant regulatory requirements; (vii) assessing investors’ interests in the proposed listing; (viii) managing the process of the public offer to ensure it is conducted in a fair and orderly manner to ensure an open market for the shares to be issued under such public offer; and (ix) maintaining sufficient books and records to demonstrate that proper due diligence is conducted, contentions issues are investigated and how conclusions are reached.

We charge our clients an agreed-upon sponsor fee, which is determined with reference to, among others, the estimated time and amount of work required, the complexity of restructuring and listing issues required to be resolved before application for listing, intensity of listing timetable and the scope of due diligence. Our sponsor fee is generally payable by four instalments upon the occurrence of the milestone events defined in the mandate, namely, (i) signing of engagement letter; (ii) submission of listing application to the Stock Exchange; (iii) listing hearing; and (iv) upon listing.

Financial advisory and independent financial advisory services

As a financial adviser, our main responsibilities include advising the clients on: (i) the engagement of professional parties and coordinating the professional parties throughout the transaction; (ii) the structure of a transaction; (iii) legal and compliance; (iv) financial and treasury management; (v) internal control and risk management as well as recommending potential investors.

As an independent financial adviser, we are mainly responsible for conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions. Upon such assessments, we issue our opinion letters to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules, the GEM Listing Rules and the Takeovers Code. We are also responsible for assisting our clients to obtain the necessary clearance or approval in relation to our opinion letters from the Stock Exchange and/or the SFC.

We generally charge clients a fixed fee for our financial advisory and independent financial advisory services, which is determined on a case-by-case basis with reference to the scope of service to be provided and the expected time spent and required manpower for performing our services.

Compliance advisory services

We act as a compliance adviser for listed companies on both Main Board and GEM. Pursuant to the Listing Rules and the GEM Listing Rules, each newly listed company in Hong Kong is required to engage a compliance adviser to assist it to comply with these rules for an initial period commencing from the listing date to the date on which it complies with the requirements in respect of its financial results for the first full financial year commencing after the date of listing under the Listing Rules for Main Board listings or for the second full financial year commencing after the date of its initial listing under the GEM Listing Rules for GEM listings. At any time after the initial period, the Stock Exchange may direct the listed company to appoint a compliance adviser for a specified period and to undertake the compliance advisory role as may be specified by the Stock Exchange.

As a compliance adviser, our main responsibilities include: (i) ensuring that clients are properly guided and advised as to compliance with the Listing Rules and the GEM Listing Rules (as the case may be); (ii) upon the clients notifying us of a proposed change in the use of proceeds of the initial public offering, discussing with the clients (a) their operating performance and financial condition by reference to their business objectives and use of issue proceeds as stated in the listing document; (b) compliance with the terms and conditions of any waivers granted from the Listing Rules or the GEM Listing Rules (as the case maybe); (c) whether any profit forecast or estimate in the listing document will be or has been met by the clients and advise the clients to notify the Stock Exchange and inform the public in a timely and appropriate manner; and (d) compliance with any undertakings provided by the clients and its directors at the time of listing, and, in the event of non-compliance, discuss the issue with the board of directors of the clients and make recommendations to the board regarding appropriate remedial steps; (iii) accompanying the clients to any meetings with the Stock Exchange, unless otherwise requested by the Stock Exchange; (iv) in relation to an application by the clients for a waiver from any of the requirements in Chapter 14A of the Listing Rules or Chapter 20 of the GEM Listing Rules (as the case maybe), advising the clients on their obligations and in particular the requirement to appoint an independent financial adviser; and (v) providing advices to the clients upon their requests before the publication of any regulatory announcement, circular or financial report, where a transaction which might be a notifiable or connected transaction is contemplated including share issues and share repurchases and where the clients proposes the change of the use of the proceeds of initial public offerings.

We generally charge clients a monthly fixed fee for our compliance advisory services, which is determined on a case-by-case basis with reference to the scope of service to be provided and the expected time spent and required manpower for performing our services.

Underwriting services

We provide underwriting and sub-underwriting services by acting as a global coordinator, a bookrunner, a lead manager or an underwriter (as the case may be) in IPOs or other fundraising activities.

For underwriting exercise where we acted as global coordinator or bookrunner or lead manager or underwriter for IPOs of listing applicants, we are obliged to take up the unsubscribed offer shares up to our maximum underwriting commitment in the event of undersubscription of the offer shares. We charged our clients underwriting commissions for also acting as global coordinator or joint bookrunner or joint lead manager or underwriter for IPOs based on our underwriting commitment and the aggregate offer price of the number of securities underwritten by us and/or successfully placed by us.

Our Clients

The clients of our corporate finance advisory business and underwriting business mainly comprise listing applicants and listed companies in Hong Kong and their respective shareholders, as well as private companies and investors. The clients of our (i) IPO sponsorship services are private companies seeking a listing on the Mainboard or GEM board of the Stock Exchange; (ii) independent financial advisory services are listed companies on the Stock Exchange; (iii) financial advisory services are either private companies or listed companies on the Stock Exchange; (iv) compliance advisory services are listed companies on the Stock Exchange; and (v) underwriting services are mainly our IPO sponsorship clients.

Sales and Marketing

The sales and marketing function is performed by our corporate finance execution team. Our projects generally originate from the networks of our Responsible Officers, referrals from existing clients or other professional parties and direct approaches by clients due to our market reputation or previous business relationships.

License and Regulations

The securities market in Hong Kong is highly regulated. The principal regulatory bodies governing our business are the SFC and the Stock Exchange. Our principal business and our responsible personnel are subject to a number of legislations and regulations and the respective rules of the SFC, the Stock Exchange and, upon the Listing, the Listing Rules. In particular, we are required to be licensed with the SFC to carry on our business. As of the date of this Annual Report, GCL was licensed under the SFO to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. The above licenses have no expiry date and remain in force until suspended or revoked, subject to certain continuing obligations, such as payment of annual fee and submission of annual return.

We have obtained all requisite licenses, permits and certificates necessary to conduct our operations as set out in this Annual Report and we had complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with the business and operation of our Group in all material respects.

Competition

The financial service industry in Hong Kong is highly competitive because of the large number of participants in the market. For details of the competitive landscape of the financial service industry in Hong Kong and the market drivers. We have to compete effectively over competitors in terms of capital resources, pricing, client base, service coverage and quality, talents and brand recognition. Our competitors may have stronger capital resources, greater brand recognition in the market, more human resources, a wider range of services and longer operating histories than that of us. Apart from large multinational financial institutions, we also face competition from newly established local small and medium-sized financial services firms which offer similar range of services.

As of December 31, 2022, there were 308 licensed corporations and 29 registered institutions licensed or registered to carry on Type 6 (advising on corporate finance) regulated activity in Hong Kong. In addition, 130 licensed corporations and registered institutions can conduct IPO sponsorship business as of the date of this Annual Report. As of December 31, 2022, 1,492 licensed corporations and 111 registered institutions licensed or registered to carry on Type 1 (dealing in securities) regulated activity in Hong Kong. With the increasing number of listed companies in Hong Kong, equity fund raising on the Stock Exchange, either through IPOs or in the secondary market, has been substantial. IPOs have been a main source of equity funding. While the market is active, competition in the underwriting business in Hong Kong is intense because of the relatively large number of market players. We face keen competition in provision of corporate finance advisory services and underwriting services in Hong Kong. Our Directors believe that competition in this market is primarily based on quality and scope of services, market reputation, business network, pricing, human and financial resources.

COVID-19 Update

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings.

This outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2023 and beyond.

Regulations

Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Licensing And Registration Under The SFO Administered By The SFC

The SFC is an independent statutory body set up in 1989 to regulate Hong Kong’s securities and futures markets. It operates independently of the Government of Hong Kong, and is funded mainly by transaction levies and licensing fees.

The SFC derives its investigative, remedial and disciplinary powers from the SFO and the subsidiary legislations thereunder. The SFO, in particular, vested the SFC with multiple roles and sets out its regulatory objectives, including:

(i) to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

(ii) to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

(iii) to provide protection for members of the public investing in or holding financial products;

(iv) to minimize crime and misconduct in the securities and futures industry;

(v) to reduce systemic risks in the securities and futures industry; and

(vi) to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

The SFC is one of the four financial regulators in Hong Kong charged with oversight of finance and investing, but it is the only Hong Kong financial regulator that is given the mandate to educate the investing public.

Following the enactment of the Securities and Futures (Amendment) Ordinance 2012, the Investor Education Centre (now known as the Investor and Financial Education Council) was formed as a SFC subsidiary to educate the public on a broad range of retail financial products and services.

Licensing regime under the SFO

Under the SFO, any person who carries on a business in a regulated activity or holds itself out as carrying on a business in a regulated activity must be licensed under the relevant provisions of the SFO to carry on that regulated activity, unless any exemption under the SFO applies. This applies to a corporation carrying on a business in a regulated activity and to any individuals acting on behalf of that corporation in carrying on such activities, as further described below. It is an offense for a person to conduct any regulated activity without the appropriate license issued by the SFC.

Further, if a person (whether by itself or another person on his behalf, and whether in Hong Kong or from a place outside of Hong Kong) actively markets to the public in Hong Kong any services that it provides and such services, if provided in Hong Kong, would constitute a regulated activity, then that person is also subject to the licensing requirements under the SFO.

Types of regulated activities

Schedule 5 to the SFO stipulates 10 types of regulated activities, namely:

Type 1: Dealing in securities

Type 2: Dealing in futures contracts

Type 3: Leveraged foreign exchange trading

Type 4: Advising on securities

Type 5: Advising on futures contracts

Type 6: Advising on corporate finance

Type 7: Providing automated trading services

Type 8: Securities margin financing

Type 9: Asset management

Type 10: Providing credit rating services

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated and the licensed corporation has to satisfy the SFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the SFC.

Responsible Officers

In order for a licensed corporation to carry on any of the regulated activities, it must appoint no less than two Responsible Officers for each regulated activity conducted by a licensed corporation, at least one of whom must be an executive director, to supervise each regulated activity. The same individual could apply to be a Responsible Officer for more than one regulated activity simultaneously provided that he/she meets the fit and proper (including competence) requirements for the regulated activity concerned, and demonstrate that there is no conflict of interest for he/she to carry on the regulated activities concurrently.

An “executive director” of a licensed corporation is defined as a director of the corporation who (a) actively participates in or (b) is responsible for directly supervising, the business of a regulated activity or activities for which the corporation is licensed. Every executive director of the licensed corporation who is an individual must apply to the SFC to be approved as a Responsible Officer of such licensed corporation in relation to the regulated activities.

Sponsors and compliance advisers

A sponsor is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity and permitted under its license or certificate of registration to undertake work as a sponsor in respect of an application for the listing of any securities on a recognized stock market under the GEM Listing Rules or the Listing Rules (as the case may be).

A compliance adviser is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity, and permitted under its license or certificate of registration to undertake work as a sponsor to act as a compliance adviser under the GEM Listing Rules or the Listing Rules (as the case may be). The main role of a compliance adviser is to ensure that the listed company is properly guided and advised as to compliance with the GEM Listing Rules or the Listing Rules (as the case may be) and all other applicable rules, laws, codes and guidelines. Only firms eligible to act as sponsors are eligible to act as compliance advisers.

Under the sponsor regime established in January 2007, in order to act as a sponsor, apart from holding a Type 6 (advising on corporate finance) license, an application for sponsor license should be submitted to the SFC to demonstrate that it can meet the eligibility criteria pursuant to the Sponsor Guidelines. In considering the sponsor license application, the SFC will take into account the competency of the firm to act as a sponsor, based on the criteria set out in the Sponsor Guidelines, and will also consider more generally the firm’s fitness and properness as a corporate finance advisory firm under the Fit and Proper Guidelines.

Effective from October 1, 2013, the enhanced regulations on IPO sponsors and the key obligations of IPO sponsors have been consolidated in paragraph 17 of the Code of Conduct. The key requirements for a sponsor under the new sponsor regime are as follows:

●	to advise and guide a listing applicant in preparation for a listing;

●	to take reasonable due diligence steps in respect of a listing application;

●	to take reasonable steps to ensure that true, accurate and complete disclosure about a listing applicant is made to the public;

●	to deal with the regulators in a truthful, cooperative and prompt manner;

●	to maintain proper books and records that are sufficient to demonstrate its compliance with the Code of Conduct;

●	to maintain sufficient resources and effective systems and controls for proper implementation and adequate management oversight of the sponsor work;

●	to act as the overall manager of a public offer to ensure that the public offer is conducted in a fair and orderly manner; and

●	to take reasonable steps to ensure analysts do not receive material information not disclosed in the listing document.

In addition, pursuant to Appendix 28 of the Listing Rules in relation to transition arrangements for eligible issuer (as defined in Rule 9A.01A of the Listing Rules) (‘‘Eligible Issuer’’), an Eligible Issuer must appoint a sponsor to conduct due diligence in connection with the transfer of its listing from GEM to the Main Board during the transitional period of three years from February 15, 2018 to February 14, 2021.

The Listing Rules, the GEM Listing Rules, the Sponsor Guidelines and the CFA Code regulate sponsor’s obligations and responsibilities. The intermediary and its management (includes a sponsor’s board of directors, managing director, chief executive officer, Responsible Officers, executive officers and other senior management personnel) shall be responsible for ensuring that the firm satisfies all specific and ongoing eligibility criteria of the Sponsor Guidelines and paragraph 17 of the Code of Conduct, as well as complies with all other relevant codes, guidelines and regulations prescribed by the SFC.

In order to maintain the eligibility as sponsor, a sponsor should have at least two sponsor principals, who should be engaged by the sponsor for the purpose of conducting sponsor-related work on a full-time basis, at all times to discharge its role in supervising the transaction team. The GEM Listing Rules or the Listing Rules (as the case may be) require an issuer to appoint a compliance adviser during an initial period after being admitted to listing and the compliance adviser’s core role is to assist the issuer to comply with certain obligations under the Listing Rules or GEM Listing Rules (as the case may be) during such a period.

GCL was licensed to carry Type 6 (advising on corporate finance) regulated activities by the SFC in February 2017 and was admitted as a sponsor. GCL was licensed to carry out Type 1 (dealing in securities) regulated activities by the SFC in April 2018 to provide underwriting services.

Key ongoing obligations

Remaining fit and proper

Licensed corporations, licensed representatives, responsible officers and registered institutions must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary legislations as well as the codes and guidelines issued by the SFC.

Section 116(3) of the SFO provides that the SFC shall refuse to grant a license to carry on a regulated activity unless the applicant for license satisfies the SFC that, inter alia, the applicant is a fit and proper person to be licensed for the regulated activity. The applicant must remain fit and proper at all times after the grant of such licenses by the SFC. In simple terms, a fit and proper person means one who is financially sound, competent, honest, reputable and reliable. Pursuant to section 129(1) of the SFO, in considering whether a person, an individual, corporation or institution, is fit and proper for the purpose of licensing or registration, the SFC shall, in addition to any other matter that the SFC may consider relevant, have regard to the following:

(a) the financial status or solvency;

(b) the educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c) the ability to carry on the regulated activity competently, honestly and fairly; and

(d) the reputation, character, reliability and financial integrity of the applicant and other relevant persons as appropriate. The above fit and proper criteria serve as the fundamental basis when the SFC considers each license or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence.

Minimum capital requirements

Section 145 of the SFO provides that depending on the types of regulated activity a licensed corporation conducts, a licensed corporation is required to maintain at all times paid-up share capital and liquid capital not less than the specified amounts in the Securities and Future (Financial Resources) Rules (the “FRR”).

The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities:

Regulated activity	Minimum paid-up share capital	Minimum liquid capital
Type 1 (dealing in securities)
(a) in the case where the corporation is an approved introducing agent or a trader	Not applicable	HK$500,000
(b) in the case where the corporation provides securities margin financing	HK$10,000,000	HK$3,000,000
(c) in any other case	HK$5,000,000	HK$3,000,000

Type 6 (advising on corporate finance)
(a) In the case where in relation to Type 6 (advising on corporate finance) regulated activity, the corporation is subject to the licensing condition that it shall not hold client assets	Not applicable	HK$100,000
(b) In the case where the corporation acts as a sponsor	HK$10,000,000	HK$3,000,000
(c) In any other case	HK$5,000,000	HK$3,000,000

Pursuant to the FRR, if the licensed corporation is licensed for more than one regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the highest amount required among those regulated activities.

GCL is required to have a minimum paid-up share capital of HK$10,000,000 and to maintain minimum liquid capital of HK$3,000,000.

Notification to the SFC of certain events and changes

Pursuant to sections 123 and 135 of the SFO and the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong), licensed corporations, licensed individuals and registered institutions are required to notify the SFC within the specified time limit of certain events and changes in their particulars, which include, inter alia, any intended cessation to carry on any regulated activity for which he/she/it is licensed, any intended change of address at which it proposes to carry on the regulated activity for which it is licensed and any cessation to be a director of a licensed corporation.

Submission of audited accounts

Section 156(1) of the SFO provides that licensed corporations and associated entities of intermediaries (except those which are authorized financial institutions) shall submit their audited accounts and other required documents within four months after the end of each financial year. If a licensed corporation ceases carrying on all of the regulated activities for which it is licensed, it should submit to the SFC its audited accounts and other required documents, made up to the date of cessation, not later than four months after the date of the cessation. The same requirement applies to an associated entity (which is not an authorized financial institution) of an intermediary upon its ceasing to be an associated entity of the intermediary under section 156(2) of the SFO.

Submission of financial resources returns

Licensed corporations are required to submit monthly financial resources returns to the SFC. However, pursuant to section 56 of the FRR, corporations that are licensed only for Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance), Type 9 (asset management) and/or Type 10 (providing credit rating services) regulated activities and whose licenses are subject to the condition that they shall not hold client assets, are only required to submit semi-annual financial resources returns.

Payment of annual fees

Sections 138(1) and (2) of the SFO provide that each licensed person or registered institution shall pay an annual fee to the SFC within one month after each anniversary date of his/her/its license or registration. Failure to make full payment of the annual fee before the due date will attract a surcharge on the outstanding amount and possible suspension and revocation of a license or registration under sections 138(3), 195(4)(a) and 195(6) of the SFO.

Pursuant to circulars published by the SFC on March 24, 2016 and March 15, 2018, the SFC waived the obligation of all licensed corporations, registered institutions, Responsible Officers and representatives to pay the annual licensing fees that would otherwise be payable by them during the period from April 1, 2016 to March 31, 2019.

Pursuant to a circular published by the SFC on March 25, 2019, the SFC decided to resume the collection of annual licensing fees at a concession rate from April 1, 2019 to March 31, 2021.

Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the SFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

Continuous professional training (“CPT”)

Licensed corporations and registered institutions are primarily responsible for designing and implementing a continuous education program best suited to the training needs of the Licensed Representatives or relevant individuals they engage.

The SFC has issued in March 2003 the Guidelines on Continuous Professional Training pursuant to section 399 of the SFO. Licensed individuals and relevant individuals of registered institutions are generally required to complete five CPT hours per calendar year for each regulated activity which they may carry out, except for Type 7 (providing automated trading services) regulated activity. Failure to comply with the guidelines on CPT may reflect adversely on the fitness and properness of a person to continue to carry on the regulated activity.

Obligation for substantial shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for the SFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the SFO. A person who has become aware that he/she/it has become a substantial shareholder of a licensed corporation without the SFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he/she/it becomes so aware, apply to the SFC for approval to continue to be a substantial shareholder of the licensed corporation.

Variation of regulated activity specified in license or certificate of registration

Under section 127(1) of the SFO, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the SFC to vary the regulated activity specified in its license or certificate of registration. Prior approval would also need to be obtained from the SFC in cases such as addition or reduction of regulated activity, modification or waiver of licensing conditions and change of financial year end.

Modification or waiver of licensing requirements

Under the licensing requirements, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the SFC for modification or waiver of the conditions imposed or certain other requirements specified in section 134 of the SFO.

Maintenance of insurance against specified risks

Under section 116(3)(c)(ii) of the SFO, corporations that are licensed to carry on certain regulated activities are required, as a condition of their licenses, to take out and maintain insurance in the manner prescribed by the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong). In particular, before or at such time when the corporation becomes a Stock Exchange Participant and is licensed for Type 1 (dealing in securities) regulated activity, it should take out the required insurance under the relevant approved master policy for an insured amount of no less than HK$15,000,000 for the specified risks.

Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation:

●	payment of the prescribed fees to the SFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

●	keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

●	exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

●	compliance with business conduct requirements under the Code of Conduct, the Internal Control Guidelines and other applicable codes and guidelines issued by the SFC.

Anti-Money Laundering And Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Anti-Money Laundering Guideline.

In Hong Kong, legislation dealing with money laundering and terrorist financing includes the following:

(i) the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”).

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO.

(ii) the Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”)

It is an offence under the DTROP if a person deals with any property knowing or having reasonable grounds to believe it to represent the proceeds of drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking. Failure to make such disclosure constitutes an offence under the DTROP.

(iii) the Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”)

The OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the courts jurisdiction to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

(iv) the United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”)

The UNATMO provides that it would be a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

(v) the United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (“UNSO”)

The UNSO implements in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions as instructed by the Ministry of Foreign Affairs of the PRC. As of the date of this Annual Report, there were more than 80 subsidiary legislations made under this ordinance relating to around 21 jurisdictions, including but not limited to Liberia, Libya, Afghanistan, Eritrea and the Democratic Republic of the Congo. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from the above jurisdictions.

(vi) the Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”)

The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counterfinancing of terrorism statutory and regulatory requirements, and the anti-money laundering and counterfinancing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Supervision by the SFC

The SFC supervises licensed corporations and intermediaries operating in the market. The SFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the SFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the SFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	revocation or suspension of the approval granted to a Responsible Officer;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from applying to be licensed or registered or to be approved as a Responsible Officer;

●	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to such regulated activity(ies), for such period as the SFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

Takeovers And Mergers

Financial advisers and independent financial advisers licensed by the SFC may act for Hong Kong listed issuers as regards transactions principally involving the Listing Rules, the GEM Listing Rules and the Takeovers Code.

In Hong Kong, any takeover, merger, privatization and share repurchase activities affecting public companies are regulated by the Takeovers Code which is issued by the SFC in consultation with the Takeovers and Mergers Panel. The primary purpose of the Takeovers Code is to afford fair treatment for shareholders who are affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Code seeks to achieve fair treatment by requiring equality of treatment of shareholders, mandating disclosure of timely and adequate information to enable shareholders to make an informed decision as to the merits of an offer and ensuring that there is a fair and informed market in the shares of companies affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Code also provides an orderly framework within which takeovers, mergers, privatizations and share buy-backs activities are to be conducted.

In addition, any other persons who issue circulars or advertisements to shareholders in connection with takeovers, mergers, privatizations and share buy-backs must observe the highest standards of care and consult with the Executive Director of the Corporate Finance Division of the SFC or any delegate thereof (the ‘‘Executive’’) prior to the release thereof.

The roles and responsibilities of financial advisers and other professional advisers are of particular importance given the non-statutory nature of the Takeovers Code, and it is part of their responsibilities to use all reasonable efforts, subject to any relevant requirements of professional conduct, to ensure that their customers understand, and abide by, the requirements of the Takeovers Code, and to co-operate to that end by responding to inquiries from the Executive or any delegate thereof, the Takeovers and Mergers Panel or the Takeovers Appeal Committee.

The Stock Exchange

Apart from the SFC, the Stock Exchange also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. The Stock Exchange is a recognized exchange controller under the SFO. It owns and operates the only stock exchange and futures exchange in Hong Kong, namely the Stock Exchange and Hong Kong Futures Exchange Limited, and their related clearing houses. The duty of the Stock Exchange is to ensure orderly and fair markets and that risks are managed prudently, and shall act in the interest of the public and in particular, the interests of the investing public.

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, the Stock Exchange (i) regulates listed issuers; (ii) administers listing, trading and clearing rules; and (iii) provides services at the wholesale level, to participants and users of its exchanges and clearing houses, including issuers and intermediaries (such as investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors) which service investors directly. These services comprise trading, clearing and settlement, depository and nominee services, and information services.

C. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

Name	Background	Ownership
GFHL	- A Hong Kong company - Incorporated on June 24, 2016 - An intermediate holding company - Issued Share Capital of HK$10,000	100% owned by MEGL
GCL	- A Hong Kong company
- Incorporated on June 28, 2016
- Issued Share Capital of HK$10,000,000
	- licensed to undertake Type 1 (dealing in securities) and Type 6 (Advising on corporate finance) regulated activities by the SFC	100% owned by GFHL
GIL	- A Hong Kong company - Incorporated on September 22, 2022 - Issued Share Capital of HK$100 - an investment holding company	100% owned by GFHL
MEIL	- A Hong Kong company - Incorporated on September 22, 2022 - Issued Share Capital of HK$100 - an investment holding company	100% owned by GFHL

D. Property, plant and equipment.

Our principal executive office is located at 3/F, 8 Wyndham Street Central, Hong Kong, where we lease all of third floor of the building, consisting of approximately 3,586 square feet of office space, respectively. We leased this space under one lease that will terminate on November 15, 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes which appear elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed elsewhere in this Annual Report, including those set forth under “Item 3. Key Information — D. Risk Factors.”

Exchange rate information

MEGL is a holding company with operations conducted in Hong Kong through its operating subsidiaries in Hong Kong using Hong Kong dollars with reporting currency in Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8015 on December 30, 2022, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

A. Operating results

We are a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services.

Key factors affecting our results of operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

General market conditions of the capital market and corporate finance industry in Hong Kong

Our business is closely related to the capital market and corporate finance industry in Hong Kong. We provide corporate finance advisory services comprising of (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services and our services are affected by the fundraising activities in Hong Kong. Any material deterioration in the financial and economic conditions of the financial and capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong financial and capital market is susceptible to changes in the global as well as domestic economic, social and political conditions including but not limited to interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

Our ability to manage our staff costs

Our staff costs are the largest cost we incur in our business operations and our ability to manage our staff costs affects our results of operations. Our staff costs consist primarily of salaries, bonuses and mandatory provident fund contribution. Any upward changes in the staff costs would impact our results of operations negatively.

Rules and regulations governing listed companies on the Stock Exchange

We provide corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders on the Stock Exchange. These clients are required to comply with the Listing Rules, the GEM Listing Rules, the Takeovers Code and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of sponsor in listing applications and the appointment and role of financial adviser in specific transactions, may affect the demand for and scope of our corporate finance advisory services which may in turn materially and adversely affect our results of operations.

Competition in the financial services industry in Hong Kong

There is a significant number of existing market participants in the financial and securities services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Impact of the COVID-19 pandemic on our business and operations

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. Many of the quarantine and lockdown measures within China have been relaxed. Nevertheless, relaxation of restrictions on economic and social activities may lead to new cases which may result in the return of restrictions. Our clients as well as revenue generation are mainly from China (including Hong Kong). The negative impacts of the COVID-19 outbreak on our business include: (i) the uncertain economic conditions may refrain clients from engaging our services; (ii) quarantines impeded our ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet us in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients; and (iii) the operations of our clients have been and could continue to be negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for our services.

While COVID-19 is not expected to have significant impact in our business, the prolonged phenomenon of COVID-19 and the effects of mutations in the virus, both in terms of extent and intensity of the pandemic, together with their impact on our industry and the macroeconomic situations are still difficult to anticipate and may pose substantial uncertainties. In the event the health and economic environment does not improve nor there is no significant recovery in the regions where we serve our clients or operate, our business, results of operations and financial condition could be materially and adversely affected.

Results of operations

	For the years ended December 31,
	2020	2021	2022	2022
	HK$	HK$	HK$	US$
REVENUE
IPO Sponsorship services	10,720,000	6,775,000	1,600,000	205,089
FA and IFA services	1,666,900	4,927,550	5,035,000	645,389
CA services	6,479,040	5,168,198	4,563,252	584,919
Underwriting services	1,550,840	—	—	—
	20,416,780	16,870,748	11,198,252	1,435,397

OPERATING EXPENSES:
Selling, general and administrative expenses	(16,553,262)	(15,140,959)	(15,700,930)	(2,012,552)
Total operating expenses	(16,553,262)	(15,140,959)	(15,700,930)	(2,012,552)

INCOME (LOSS) FROM OPERATIONS	3,863,518	1,729,789	(4,502,678)	(577,155)

OTHER INCOME (EXPENSE)
Interest income	209,293	1,219	1,058,222	135,643
Other income	753,518	—	216,000	27,687
Other expenses	(195,193)	(82,200)	(232,002)	(29,738)
Total other income (expense), net	767,618	(80,981)	1,042,220	133,592

INCOME (LOSS) BEFORE INCOME TAXES	4,631,136	1,648,808	(3,460,458)	(443,563)
INCOME TAXES (EXPENSES) BENEFITS	(431,511)	(70,184)	(381,820)	(48,942)

NET INCOME (LOSS)	4,199,625	1,578,624	(3,842,278)	(492,505)

Year ended December 31, 2022 compared with year ended December 31, 2021

Revenue

Our revenue decreased by approximately 33.6% from HK$16,870,748 for the year ended December 31, 2021 to HK$11,198,252 (US$1,435,397) for the year ended December 31, 2022, which was mainly due to the decrease in revenue we recognized for our IPO sponsorship services. Our revenue for IPO sponsorship services decreased from HK$6,775,000 for the year ended December 31, 2021 to HK$1,600,000 (US$205,089) for the year ended December 31, 2022.

During the year ended December 31, 2022, Hong Kong’s business activities came to a halt during the fifth wave of COVID-19 in early 2022. In addition, Hong Kong market was continued to be affected by uncertainties caused by the Sino-US tension, the Russo-Ukrainian war and the credit crisis of property developers of the PRC. In the second half of 2022, to ease the inflation pressures, the Federal Reserve continuously increased the federal funds rate. The Hong Kong Monetary Authority also raised its base rate, reaching its the highest level since March 2008. The interest rates hikes brought the market sentiment to the bottom. Hang Seng Index plummeted by approximately 37%, or 8,732 points, from approximately 23,493 points on January 2, 2022 to approximately 14,770 points on October 23, 2022. The sluggish capital markets in Hong Kong throughout 2022 significantly reduce primary capital markets and fund-raising activities in Hong Kong. The number of IPO launched decreased from 96 for the year ended December 31, 2021 to 89 for the year ended December 31, 2022, with total funds raised decreased from HK$328.9 billion to HK$99.1 billion, respectively during the same period. Accordingly, our IPO sponsorship and underwriting services were adversely affected and we completed no IPO sponsorship project during the year ended December 31, 2022.

During the year ended December 31, 2022, in order to diversify our revenue stream, we expanded our financial advisory services to clients who are pursuing listing on Nasdaq and we were engaged in 11 such projects. We recognized revenue for the provision of financial advisory and independent financial advisory services of HK$5,035,000 (US$645,389) for the year ended December 31, 2022, an increase of 2.2%, or HK$107,450 from approximately HK$4,927,550 for the year ended December 31, 2021.

Our revenue from compliance advisory services decreased by HK$604,946, or 11.7%, from HK$5,168,198 for the year ended December 31, 2021 to HK$4,563,252 (US$584,919) for the year ended December 31, 2022, primarily due to the completion of several compliance advisory projects during the year and the decrease in the number of compliance advisory customers.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the periods indicated:

	For the years ended December 31,
	2020	2021	2022	2022
	HK$	HK$	HK$	US$
Staff costs	10,502,205	8,770,259	9,370,621	1,201,131
Amortization of right-of-use assets	2,595,595	2,350,116	1,895,294	242,940
Professional fee	551,105	1,963,583	2,227,358	285,503
Depreciation charge	744,912	695,045	62,683	8,035
Travelling, accommodation and entertainment	736,160	370,100	278,587	35,709
Office building management fee	309,828	309,828	326,096	41,799
Insurance	341,960	71,515	435,766	55,857
Others	771,497	610,513	1,104,525	141,578

	16,553,262	15,140,959	15,700,930	2,012,552

Selling, general and administrative expenses remained relatively stable at HK$15,140,959 for the year ended December 31, 2021 and HK$15,700,930 (US$2,012,552) for the year ended December 31, 2022.

Our staff costs mainly represented salaries, bonuses and pension contribution of our directors and employees. Our staff costs remained stable at HK$9,370,621 (US$1,201,131) for the year ended December 31, 2022, compared to HK$8,770,259 for the year ended December 31, 2021.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office. Our amortization of right-of-use assets decreased from HK$2,350,116 for the year ended December 31, 2021 to HK$1,895,294 (US$242,940) for the year ended December 31, 2022, mainly due to the decrease in monthly rental of our Hong Kong office upon renewal in November 2021.

Our professional fee mainly represented audit fees.

Our depreciation charge mainly represented depreciation charge of our renovation of our Hong Kong office. Our depreciation charge decreased by approximately HK$632,000, or 91.0% from HK$695,045 for the year ended December 31, 2021 to approximately HK$62,683 (US$8,035) for the year ended December 31, 2022 as our fixed assets have been fully depreciated.

Our insurance increased by HK$364,251, or 509.3%, from HK$71,515 for the year ended December 31, 2021 to HK$435,766 (US$55,857) for the year ended December 31, 2022, mainly related to the D&O insurance we had in place after our listing.

Other income/(expense), net

We recorded other expenses of HK$80,981 for the year ended December 31, 2021 and other income of HK$1,042,220 (US$133,592) for the year ended December 31, 2022, primarily related to the bank interest income and interest income from loans to third parties we received during the year.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

We are not subject to any income tax in the BVI.

Hong Kong profits tax

Our Hong Kong subsidiary subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Our income tax increased by HK$311,636, or 444.0%, from HK$70,184 for the year ended December 31, 2021 to HK$381,820 (US$48,942) for the year ended December 31, 2022, primarily due to valuation allowance on deferred tax assets. Our effective tax rate was -11.0% and 4.2% for the years ended December 31, 2022 and 2021, respectively.

Net income/(loss)

We recorded net income of HK$1,578,624 for the year ended December 31, 2021 and net loss of HK$3,842,278 (US$492,505) for the year ended December 31, 2022. The net loss recorded for the year ended December 31, 2022 was mainly due to the decrease in revenue as mentioned above while our costs were relatively fixed.

Year ended December 31, 2021 compared with year ended December 31, 2020

Revenue

Our revenue decreased by HK$3,546,032, or 17.4%, from HK$20,416,780 for the year ended December 31, 2020 to HK$16,870,748 for the year ended December 31, 2021, primarily due to the decrease in our revenue derived from our IPO sponsorship services, and to a lesser extent, decrease in our revenue from underwriting services.

For the year ended December 31, 2020, we completed an IPO project and recorded relevant revenue derived from IPO sponsorship and underwriting services. For the year ended December 31, 2021, there was a delay in our IPO projects due to COVID-19 and volatile outlook of the Hong Kong capital market. We completed nil IPO project despite GCL was engaged in five IPO sponsorship projects during the year. During the year ended December 31, 2021, the total number of companies listed on the Stock Exchange decreased to 96, as compared to 146 during the year ended December 31, 2020.

The decrease in our revenue from IPO sponsorship and underwriting services was compensated by the increase in our revenue derived from financial advisory and independent financial advisory services, in particular our financial advisory services to companies seeking listing in the U.S. Our revenue derived from financial advisory and independent financial advisory services increased by HK$3,260,650, or 195.6%, from HK$1,666,900 for the year ended December 31, 2020 to HK$4,927,550 for the year ended December 31, 2021. The increase was mainly due to the increase in the number of financial advisory and independent advisory services we undertook during the year ended December 2020, from 10 projects for the year ended December 31, 2020 to 23 for the year ended December 31,2021. During the year ended December 31, 2021, GCL was engaged in eight financial advisory projects for companies seeking listing in the U.S.

Our revenue from compliance advisory services decreased by HK$1,310,842, or 20.2%, from HK$6,479,040 for the year ended December 31, 2020 to HK$5,168,198 for the year ended December 31, 2021, despite the number of our compliance advisory projects increased from 14 for the year ended December 31, 2020 to 19 for the year ended December 31, 2021, as some of our compliance advisory projects only commenced in the second half of 2021 following the listing of these companies on the Stock Exchange.

Selling, general and administrative expenses

Our selling, general and administrative expenses mainly represented staff costs, amortization of right-of-use assets of our Hong Kong office, professional fee, depreciation charge, travelling, accommodation and entertainment and other administrative expenses. Our selling, general and administrative expenses decreased by HK$1,412,303, or 8.5%, from HK$16,553,262 for the year ended December 31, 2020 to HK$15,140,959 for the year ended December 31, 2021, mainly due to decrease in staff costs.

Our staff costs mainly represented salaries, bonuses and pension contribution of our directors and employees. Our staff costs decreased by HK$1,731,946, or 16.5%, from HK$10,502,205 for the year ended December 31, 2020 to HK$8,770,259 for the year ended December 31, 2021 due to the decrease in the number of average headcount and decrease in bonuses to staff.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office. Our amortization of right-of-use assets decreased by HK$245,479, or 9.5%, from HK$2,595,595 for the year ended December 31, 2020 to HK$2,350,116 for the year ended December 31, 2021 mainly due to the decrease in monthly rental expenses upon renewal of the tenancy agreement of our Hong Kong office.

Our professional fee increased by HK$1,412,478, or 256.3%, from HK$551,105 for the year ended December 31, 2020 to HK$1,963,583 for the year ended December 31, 2021, mainly due to the audit fees in relation to our IPO.

Our depreciation charge mainly represented depreciation charge of our renovation of our Hong Kong office. Our depreciation charge remained stable at HK$695,045 and HK$744,912 and for the years ended December 31, 2021 and 2020, respectively.

Our travelling, accommodation and entertainment expenses decreased by HK$366,060, or 49.7%, from HK$736,160 for the year ended December 31, 2020 to HK$370,100 for the year ended December 31, 2021 mainly due to decrease in travelling and entertainment activities resulting from the COVID-19 and social distancing measures.

Other income/(expense), net

Our other income mainly represented interest income, government subsidy and other expenses. Our net other expenses was HK$80,981 for the year ended December 31, 2021, as compared to net other income of HK$767,618 for the year ended December 31, 2020, primarily due to the government subsidiary of HK$702,000 received pursuant to the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund from the government of Hong Kong in the year ended December 31, 2020.

In 2020, GCL successfully applied for funding support from the ESS under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS are disbursed in two tranches: (i) the first tranche of subsidies was used for paying wages of employees from June to August 2020; and (ii) the second tranche for paying wages of employees from September to November 2020. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. As confirmed by the ESS, the post-funding audit of GCL’s application has been completed and GCL is not required to return any subsidiary or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

We are not subject to any income tax in the BVI.

Hong Kong profits tax

Our Hong Kong subsidiary subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Our income tax decreased by HK$361,327, or 83.7%, from HK$431,511 for the year ended December 31, 2020 to HK$70,184 for the year ended December 31, 2021, primarily due to decrease in profit before tax. Our effective tax rate was 4.2% and 9.3% for the years ended December 31, 2021 and 2020, respectively.

Net income

As a result of the foregoing, our net income decreased by HK$2,621,001, or 62.4% from HK$4,199,625 for the year ended December 31, 2020 to HK$1,578,624 for the year ended December 31, 2021.

B. Liquidity and capital resources

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
Current assets
Cash	11,686,838	121,814,233	15,614,207
Accounts receivable	5,180,709	1,988,403	254,874
Deferred IPO cost	1,870,775	—	—
Interest receivables	—	515,287	66,050
Deposits and prepayments	1,053,270	1,050,694	134,678
Other receivables – related parties	—	96,700	12,395
Tax recoverable	—	587,834	75,349
Total current assets	19,791,592	126,053,151	16,157,553

Current liabilities
Accruals and other payables	326,846	1,068,185	136,920
Other payables – related parties	10,903,300	—	—
Contract liabilities	3,250,604	3,054,032	391,467
Operating lease liabilities	1,812,018	1,904,725	244,149
Taxes payables	242,393	—	—
Total current liabilities	16,535,161	6,026,942	772,536

Net current assets	3,256,431	120,026,209	15,385,017

Accounts Receivable

Our accounts receivable represented receivables from clients of our corporate finance advisory services. Accounts receivable from corporate finance advisory services included service fees billed but not yet settled. We do not grant credit terms to our clients. We issue an invoice to our clients of corporate finance advisory services after a milestone specified under our mandate is achieved or upon completion of the transaction.

Our accounts receivable balance decreased by HK$3,192,306, or 61.6% from HK$5,180,709 as of December 31, 2021 to HK$1,988,403 (US$254,874) as of December 31, 2022. The decrease was mainly due to early settlement from our clients.

An impairment analysis is performed at the end of each of the year. During the years ended December 31, 2021 and 2022, we had not made any provision for doubtful debt in relation to our accounts receivable.

Deposits and prepayments

Our deposits and prepayments mainly represented rental deposit and prepayment of our office premises and other utility deposits and remained stable.

Accruals and other payables

Our accruals and other payables represented accrued IPO expenses, staff bonus and other accrued operating expenses. The increase in accruals and other payables was mainly related to the accrued audit fees.

Contract liabilities

Our contract liabilities represented the upfront payments received upon signing of the mandate for our clients in relation to our IPO sponsorship services, financial advisory service and independent financial advisory services and advances from clients related to our compliance advisory services. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities remained stable.

Operating lease liabilities

Our operating lease liabilities represented the current portion of the operating lease of our Hong Kong office and were reduced as lease payments were made and remained stable.

Cash flows

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and the net proceeds from the IPO. The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended December 31,
	2020	2021	2022	2022
	HK$	HK$	HK$	US$
Net cash (used in) provided by operating activities	(3,987,218)	678,653	(910,364)	(116,690)
Net cash used in investing activities	—	—	(14,596,700)	(1,871,012)
Net cash (used in) provided by financing activities	(3,800,000)	3,129,225	125,634,459	16,103,885
NET CHANGE IN CASH	(7,787,218)	3,807,878	110,127,395	14,116,183
CASH AT BEGINNING OF YEAR	15,666,178	7,878,960	11,686,838	1,498,024
CASH AT END OF YEAR	7,878,960	11,686,838	121,814,233	15,614,207

Operating activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff cost and operating expenses.

For the year ended December 31, 2020, we had net cash used in operating activities of HK$3,987,218 mainly arising from net income from our operation of HK$4,199,625 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) amortization of right-of-use asset for our Hong Kong office of HK$2,595,595; (ii) depreciation charge of HK$744,912; and (iii) interest on lease liabilities of HK$195,193. Changes in operating assets and liabilities mainly included: (i) decrease in tax payable of HK$5,211,905; (ii) decrease in operating lease liabilities of HK$2,797,080 of our Hong Kong office; (iii) increase in tax recoverable of HK$1,290,587; (iv) decrease in accruals and other payables of HK$933,434 due to decrease in accrued staff bonus; (v) decrease in contract liabilities of HK$813,167; and (vi) increase in accounts receivable of HK$683,370 due to delay in settlement from one of our IPO clients.

For the year ended December 31, 2021, we had net cash provided by operating activities of HK$678,653 mainly arising from net income from our operation of HK$1,578,624 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) amortization of right-of-use asset for our Hong Kong office of HK$2,350,116; (ii) depreciation charge of HK$695,046; and (iii) interest on lease liabilities of HK$82,200. Changes in operating assets and liabilities mainly included: (i) increase in accounts receivable of HK$2,406,350 due to delay in settlement from one of our IPO clients as the IPO project was ongoing and several billings made before year end remain unsettled; (ii) decrease in operating lease liabilities of HK$2,535,360 of our Hong Kong office; (iii) decrease in tax recoverable of HK$1,290,587 as the tax recoverable was received during the year; and (iv) decrease in accruals and other payables of HK$507,763 due to decrease in accrual for staff bonus.

For the year ended December 31, 2022, we had net cash used in operating activities of HK$910,364 (US$116,690) mainly arising from loss from our operation of HK$3,842,278 (US$492,505) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted mainly of (i) amortization of right-of-use asset for our Hong Kong office of HK$1,895,294 (US$242,940) (ii) depreciation charge of HK$62,683 (US$8,035); (iii) deferred tax expense of HK$391,820 (US$50,224); and (iv) interest on lease liabilities of HK$232,002 (US$29,738). Changes in operating assets and liabilities mainly included: (i) decrease in accounts receivable of HK$3,192,306 (US$409,191) due to early settlement from our clients;   (ii) changes in operating lease liabilities of HK$2,044,020 (US$262,003); (iii) increase in accruals and other payables of HK$741,339 (US$95,026) due to accrued audit fees; (iv) increase in tax recoverable of HK$587,834 (US$75,349); and (v) increase in interest receivables of HK$515,287 (US$66,050).

Investing activities

Our cash outflow used in investing activities was principally for investment.

For the year ended December 31, 2021 and 2020, our Group had no cash used in investing activities.

For the year ended December 31, 2022, our Group had cash used in investing activities of HK$14,596,700 (US$1,871,012), primarily related to an investment of HK$14,500,000 (US$1,858,617).

Financing activities

Our cash inflow from financing activities was principally from the cash receipt from issuance of ordinary shares from IPO. Our cash outflow used in financing activities was principally for dividend payment, advance from related parties and payment of deferred IPO cost.

For the year ended December 31, 2020, our Group had net cash used in financing activities of HK$3,800,000 primarily attributable to dividend payment of HK$3,750,000.

For the year ended December 31, 2021, our Group had net cash provided by financing activities of HK$3,129,225 primarily attributable to advance from related parties of HK$5,000,000, partially offset by payment of deferred IPO cost of HK$1,870,775.

For the year ended December 31, 2022, our Group had net cash provided by financing activities of HK125,634,459 (US$16,103,885) primarily attributable to the receipt from issuance of ordinary shares from IPO of HK$140,537,759 (US$18,014,197), partially offset by (i) repayment of balances with related parties of HK$10,903,300 (US$1,397,590); and (ii) dividend payment of HK$4,000,000 (US$512,722).

MEGL believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this Annual Report.

Capital Expenditures

Our Group did not incur any capital expenditure for the years ended December 31, 2022, 2021 and 2020.

Long-term investment

As of December 31, 2022, our Group has a long-term investment of HK$14,500,000 (US$1,858,617) in a private company (“Company A”), representing 4.99% equity ownership of Company A, in which the Company does not have any significant influence and such investment does not have readily determinable fair value. Company A is a provider of SCM services that specialize in the apparel industry and the construction materials industry, delivering a one-stop solution to its customers for a broad range of apparel and construction materials where its solutions are customized to meet its clients’ specific needs.

Contractual obligations

The following tables summarized the contractual obligations of the Company as of December 31, 2022:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	2,044,020	1,788,518	—	—	3,832,538
Total contractual obligation	2,044,020	1,788,518	—	—	3,832,538

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	262,003	229,253	—	—	491,256
Total contractual obligation	262,003	229,253	—	—	491,256

As of December 31, 2022, we did not have any capital expenditure commitment.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

C. Research and development, patents and licenses

See ITEM 4.B “business overviews” above for our licenses.

D. Trend information

See ITEM 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) operating leases; and (iii) long-term investment. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Accounts receivable

Accounts receivable mainly represent amounts due from clients for corporate finance services which are recorded net of allowance for the Group’s doubtful accounts. The group does not grant credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2022 and 2021, the allowance for doubtful accounts was nil.

Lease

The Group is a lessee of non-cancelable operating leases for corporate office premise. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancelable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the consolidated statements of operations on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The lease standard provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2022, 2021 and 2020, the Group did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurement and impairment on the investment accounted for using the measurement alternative

We record equity investments without significant influence and readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known. We assess the impairment on the investment accounted for using the measurement alternative on a semi-annual basis, and the assumptions and judgement used in establishing the impairment are evaluated regularly. When an event occurs or circumstances change that indicate the investment accounted for using the measurement alternative may be impaired, we assess qualitative factors to determine whether the fair value of the investment is less than its carrying amount. If the carrying value of the investment accounted for using the measurement alternative is above its fair value, an impairment loss is recognized in an amount equal to the excess. For the year ended December 31, 2022, the Group did not have any impairment on investment.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age	Position
Mr. Wai Ho Chan	42	Director, chairman of the Board
Mr. Sze Hon, Johnson Chen	42	Director, chief executive officer
Ms. Yau Ting Tai	43	Chief financial officer
Mr. Yiu Sing Chan	44	Independent Director
Mr. Chi Wai Siu	41	Independent Director
Ms. Ka Lee Lam	39	Independent Director

Mr. Wai Ho Chan, aged 42 is our Director and chairman of the board. Mr. Chan is a co-founder of the Group. Mr. Chan also serves as a director of GFHL, GCL, GIL and MEIL. Mr. Chan has more than 19 years of experience in investment banking and accounting industry. Prior to the establishment of our Group, Mr. Chan had worked in the corporate finance division of CCB International Capital Limited for about nine years from January 2008 to August 2016, with his last position as director of corporate finance. Prior to joining CCB International Capital Limited, Mr. Chan had worked as an auditor at international audit firms from September 2003 to December 2007. Mr. Chan is a Chartered Financial Analyst (“CFA”), a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”), and a fellow member of the Association of Chartered Certified Accountants (“FCCA”). Mr. Chan graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy in December 2003.

Mr. Sze Hon, Johnson Chen, aged 42, is our Director and chief executive officer. Mr. Chen also serves as a director of GFHL, GCL, GIL and MEIL. Mr. Chen has more than 18 years of experience in investment banking and auditing services. Prior to the establishment of our Group, Mr. Chen had worked in the corporate finance division of Guotai Junan Capital Limited for more than 8 years from 2008 to 2016. Prior to joining Guotai Junan Capital Limited, Mr. Chen had worked as an auditor in KPMG from 2004 to 2007. Mr. Chen is a CFA, Certified Financial Risk Manager, a member of the HKICPA and American Institute of Certified Public Accountants (“AICPA”) and a FCCA. Mr. Chen graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy and minors in Economics and French Studies in 2004.

Ms. Yau Ting Tai, aged 43, is our chief financial officer. She joined us in September 2016 since our establishment and is primarily responsible for our accounting, financial and treasury management, internal control and compliance function. Prior to joining our Group, from February 2008 to March 2015, Ms. Tai served as the chief financial officer at Exceed Company Limited (a company listed on the Nasdaq) where she was mainly responsible for the accounting, financial management, internal control and investor relation. From November 2004 to February 2008, Ms. Tai worked as an auditor at Ernst & Young. Ms. Tai has been a member of the AICPA since August 2007 and a member of CPA Australia since April 2009. Ms. Tai graduated from the University of Toronto with a Bachelor’s degree in Applied Science in 2002 and a Master’s degree in Applied Science in 2004.

Mr. Yiu Sing Chan, aged 44, is our independent director and is the chairman of the audit committee and is a member of the compensation committee and nominating and corporate governance committee. Mr. Chan has over 15 years of experience in audit, investment, accounting and finance. He joined an international audit firm in February 2006 and was an audit manager of such audit firm until May 2012 prior to joining Best Pacific International Holdings Limited as chief financial officer since February 2013. Best Pacific International Holdings Limited was listed on the Stock Exchange (stock code: 2111) in May 2014, and Mr. Chan was appointed as chief financial officer and company secretary since January 2014 and as executive director since February 2021. Mr. Chan graduated from the University of New South Wales in Australia with a master’s degree in commerce in June 2005 and a bachelor’s degree in accounting and finance in October 2003. He has been a member of the HKICPA since September 2009.

Mr. Chi Wai Siu, aged 41, is our independent Director and is the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee. Mr. Siu has over 15 years of experience in investment banking, transaction advisory and valuation fields. From October 2005 to April 2008, Mr. Siu began his career as a financial analyst with Canada’s Ministry of Finance. Between September 2008 and December 2010, Mr. Siu worked as a Senior Analyst in GCA Professional Services Group, a financial advisory firm providing valuation, advisory, mining and mineral consultancy as well as corporate services. From December 2010 to December 2014, Mr. Siu worked as an Associate Director in the Investment Banking Division at Daiwa Capital Markets Hong Kong Limited. From January 2015 to December 2015, Mr. Siu joined UBS AG as a director where he originated and executed public and private fundraising transactions. In January 2016, Mr. Siu founded and worked as the chief executive officer of Impressed Technology Limited, which operates an on-demand, door-to-door pickup and delivery dry cleaning and laundry online platform in Hong Kong. Since January 2021, Mr. Siu has re-joined GCA Professional Service Group as the chief executive officer. Mr. Siu graduated from the University of Toronto in commerce in 2005 and is a CFA and a member of AICPA.

Ms. Ka Lee Lam, aged 39, is our independent Director and is chairlady of the nominating and corporate governance committee, a member of the audit committee and compensation committee. Ms. Lam has over 10 years of experience in business management, investment banking and operation control. From June 2016 to September 2019, Ms. Lam served as an executive director of Huisheng International Holdings Limited (a company listed on the Stock Exchange with stock code: 01340). From June 2009 to October 2011, Ms. Lam worked in the operations department at Bank of America Merrill Lynch. From October 2011 to August 2012, Ms. Lam worked as an analyst at Barclays Capital Asia Ltd. From September 2012 to August 2016, Ms. Lam worked in the operations department at ABN AMRO Clearing Hong Kong Limited. Ms. Lam obtained a Bachelor of Business (Accounting) degree from Swinburne University of Technology in Australia in April 2008.

Family Relationships

Save for Ms. Yau Ting Tai being the spouse of Mr. Wai Ho Chan, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation.

The primary objectives of our compensation policies regarding executive compensation are to attract and retain the best possible executives to lead us and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty, long-term commitment and the achievement of its goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. Compensation decisions regarding our named executive officers have historically focused on attracting and retaining individuals who could help us to meet and exceed our financial and operational goals. Our Board of Directors considers the growth of the Company, individual performance and market trends when setting individual compensation levels.

For the years ended December 31, 2022 and 2021, we paid an aggregate of HK$4,250,000 (US$544,767) and HK$3,636,000, respectively, in cash (including salaries and mandatory provident fund) to our Directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under Hong Kong Labor Law and under other applicable laws and regulations.

Each executive officer has agreed during and after the termination or expiry of his or her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by their duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

C. Board Practices.

Board of Directors

Our board of directors consists of 5 Directors, comprising 2 executive directors and 3 independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our Board. We also achieved gender diversity by having one female independent director out of the total of three independent directors. Our Board is well balanced and diversified in alignment with the business development and strategy of our Group.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam and is chaired by Mr. Yiu Sing Chan. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Yiu Sing Chan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam and is chaired by Mr. Chi Wai Siu. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam and is chaired by Ms. Ka Lee Lam. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2022, we had no outstanding equity awards.

D. Employees.

As of December 31, 2022, we had 9 employees, comprising of 2 management personnel, 2 finance, administrative and compliance staff and 5 project execution staff.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute.

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Annual Report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Directors	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors and executive officers
Mr. Wai Ho Chan(1)	7,353,000	36.30%
Mr. Sze Hon, Johnson Chen	5,251,500	25.93%
Ms. Yau Ting Tai(1)	—	—
Mr. Yiu Sing Chan	—	—
Mr. Chi Wai Siu	—	—
Mr. Ka Lee Lam	—	—
Directors and executive officers as a group	12,604,500	62.23%

5% principal shareholders:
Mr. Wai Ho Chan(1)	7,353,000	36.30%
Mr. Sze Hon, Johnson Chen	5,251,500	25.93%

(1) Ms. Tai is the spouse of Mr. Chan.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

As of December 31, 2022, our Group had fund advance to our Directors: (i) Wai Ho Chan of HK$38,066 (approximately US$4,879) and Sze Hon Johnson Chen of HK$58,634 (approximately US$7,516), respectively.

As of December 31, 2021, our Group had fund advance from our Directors: (i) Wai Ho Chan of HK$4,961,934 and Sze Hon Johnson Chen of HK$5,941,366, respectively.

The balances are unsecured and interest-free. All balances with related parties have been settled as of the date of this Annual Report.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

As of the date of this Annual Report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

For the years ended December 31, 2022, 2021 and 2020, we declared and paid dividend of HK$4,000,000, nil and HK$3,750,000, respectively in relation to our retained profit.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under BVI law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Hong Kong subsidiary GCL.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Annual Report, we are authorized to issue a maximum of 300,000,000 Ordinary Shares, $0.0001 par value per share.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-264575) originally filed with the Securities and Exchange Commission on April 29, 2022, as amended.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. As at the date of this Annual Report, there are 20,256,099 Ordinary Shares issued and outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our amended and restated memorandum and articles of association do not provide for cumulative voting.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If there shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either BVI law or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the Ordinary Shares unless the person transferring the Ordinary Shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by the holders of not less than fifty percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

●	amend our Memorandum and Articles of Association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our Memorandum and Articles of Association, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

●	subject to our Memorandum and Articles of Association, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our Memorandum and Articles of Association do not entitle us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under BVI Law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

D. Exchange controls.

Under BVI law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation.

The following summary of the material BVI, Hong Kong and U.S. federal income tax consequences of an investment in or ownership of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences regarding investing investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

BVI Taxation

Our Company and all distributions, interest and other amounts paid by our Company to persons who are not resident in the BVI are exempt from the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our Company. All instruments relating to transfers of property to or by our Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its shareholders.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares pursuant to this offering and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our Ordinary Shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future.  However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest and other amounts paid by us in respect of our shares to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any of our shares, debt obligations or other securities. All instruments relating to transactions in respect of our shares, debt obligations or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in BVI dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

BVI Taxation

The BVI currently levies no taxes on individuals or corporations who are not persons resident in the BVI based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the BVI except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the British Virgin Islands. The BVI is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the BVI.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual Reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov.

Our Internet website is www.meglmagic.com. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.

I. Subsidiary Information

See ITEM 4.C and Exhibit 8.1 for our list of subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

Our Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,090) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, cash balance of HK$121,814,233 (approximately US$15,614,207) was maintained at financial institutions in Hong Kong and an aggregate of HK$2,000,000 were insured by the Hong Kong Deposit Protection Board.

Our Group has designed their credit policies with an objective to minimize their exposure to credit risk. Our Group’s “Receivables” are very short term in nature and the associated risk is minimal. Our Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Interest rate risk

Our Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by our Group, such as cash, our Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency risk

Our Group is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had a default of any indebtedness, and there has not been any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

On August 4, 2022, MEGL entered into an underwriting agreement with Network 1 Financial Securities, Inc. and Alexander Capital, L.P. as underwriters named thereof, in connection with its initial public offering (“IPO”) of 5,000,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-264575) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on August 4, 2022. The total expenses incurred for our company’s account in connection with our IPO was approximately HK$17.4 million (US$2.2 million), which included US$1.4 million in underwriting discounts and commissions for the IPO and approximately US$0.8 million in other costs and expenses for our IPO. We received net proceeds of approximately HK$138.7 million (US$17.8) million from our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The unutilized net proceeds received from our IPO were mainly kept as bank deposits. As of December 31, 2022, we had utilized approximately HK $2.9 million (US$0.37 million) and approximately HK$18.0 million (US$2.3 million) for strengthening of our corporate finance advisory business and other general corporate purposes, respectively. We intend to use the remainder of the proceeds from our IPO as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

c. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Yiu Sing Chan qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. We have filed our Code of Business Conduct and Ethics as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2022 and 2021.

	2021	2022	2022
	HK$	HK$	US$
Audit Fees	1,909,669	2,122,710	272,090
Audit-Related Fees	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	1,909,669	2,122,710	272,090

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Based on information provided by the independent registered public accounting firm, Friedman LLP (“Friedman”), effective September 1, 2022, Friedman combined with Marcum LLP. On November 7, 2022, the Audit Committee of the Company’s Board of Directors approved the dismissal of Friedman LLP and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman LLP will now be provided by Marcum Asia.

Friedman’s reports on the Company’s financial statements for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through November 7, 2022, there have been no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2021 and 2020 and through November 7, 2022, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s two most recent fiscal years and through November 7, 2022, neither the Company nor anyone acting on the Company’s behalf consulted Marcum Asia with respect to any of the matters or reportable events set forth in Item 304(a)(1)(v) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDIGN FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-264575) filed on April 29, 2022)
2.2**	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on August 10, 2022)

8.1*	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-264575) filed April 29, 2022)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAGIC EMPIRE GLOBAL LIMITED

Date: April 3, 2023	By:	/s/ Sze Hon, Johnson Chen
	Name:	Sze Hon, Johnson Chen
	Title:	Chief Executive Officer

MAGIC EMPIRE GLOBAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Empire Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Magic Empire Global Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2022, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

April 3, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Empire Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Magic Empire Global Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor from 2021 through November 2022.

New York, New York

April 8, 2022

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
ASSETS
Current assets:
Cash	11,686,838	121,814,233	15,614,207
Accounts receivable	5,180,709	1,988,403	254,874
Deferred initial public offering (“IPO”) cost	1,870,775	—	—
Interest receivables	—	515,287	66,050
Deposits and prepayments	1,053,270	1,050,694	134,678
Other receivables – related parties	—	96,700	12,395
Tax recoverable	—	587,834	75,349
Total current assets	19,791,592	126,053,151	16,157,553

Non-current assets:
Property and equipment, net	62,683	—	—
Right-of-use assets	5,448,971	3,553,677	455,512
Long-term investment	—	14,500,000	1,858,617
Deferred tax assets	391,820	—	—
Total non-current assets	5,903,474	18,053,677	2,314,129
Total assets	25,695,066	144,106,828	18,471,682

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	326,846	1,068,185	136,920
Other payables – related parties	10,903,300	—	—
Contract liabilities	3,250,604	3,054,032	391,467
Operating lease liabilities	1,812,018	1,904,725	244,149
Taxes payables	242,393	—	—
Total current liabilities	16,535,161	6,026,942	772,536

Non-current liabilities:
Operating lease liabilities	3,651,042	1,746,317	223,844
Total non-current liabilities	3,651,042	1,746,317	223,844
Total liabilities	20,186,203	7,773,259	996,380

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, 300,000,000 shares authorized, and 15,000,000 and 20,256,099 shares outstanding as of December 31, 2021 and 2022, respectively*	11,700	15,826	2,029
Additional paid-in capital	—	138,662,858	17,773,871
Retained earnings (Accumulated deficit)	5,497,163	(2,345,115)	(300,598)
Total shareholders’ equity	5,508,863	136,333,569	17,475,302
Total liabilities and shareholders’ equity	25,695,066	144,106,828	18,471,682

*	Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	2020	2021	2022	2022
	HK$	HK$	HK$	US$
REVENUE	20,416,780	16,870,748	11,198,252	1,435,397

OPERATING EXPENSES:
Selling, general and administrative expenses	(16,553,262)	(15,140,959)	(15,700,930)	(2,012,552)
Total operating expenses	(16,553,262)	(15,140,959)	(15,700,930)	(2,012,552)

INCOME (LOSS) FROM OPERATIONS	3,863,518	1,729,789	(4,502,678)	(577,155)

OTHER INCOME (EXPENSE)
Interest income	209,293	1,219	1,058,222	135,643
Other income	753,518	—	216,000	27,687
Other expenses	(195,193)	(82,200)	(232,002)	(29,738)
Total other income (expense), net	767,618	(80,981)	1,042,220	133,592

INCOME (LOSS) BEFORE INCOME TAXES	4,631,136	1,648,808	(3,460,458)	(443,563)
INCOME TAX (EXPENSES) BENEFITS	(431,511)	(70,184)	(381,820)	(48,942)

NET INCOME (LOSS)	4,199,625	1,578,624	(3,842,278)	(492,505)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	15,000,000	15,000,000	17,076,111	17,076,111
Diluted*	15,000,000	15,000,000	17,076,111	17,076,111

EARNINGS (LOSS) PER SHARE
Basic*	0.28	0.11	(0.23)	(0.03)
Diluted*	0.28	0.11	(0.23)	(0.03)

*	Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Retained earnings (Accumulated
	Shares*	Amount	paid-in	deficit)	Total
		HK$	capital	HK$	HK$
BALANCE, January 1, 2020	15,000,000	11,700	—	3,468,914	3,480,614
Net income	—	—	—	4,199,625	4,199,625
Dividend distribution	—	—	—	(3,750,000)	(3,750,000)

BALANCE, December 31, 2020	15,000,000	11,700	—	3,918,539	3,930,239
Net income	—	—	—	1,578,624	1,578,624

BALANCE, December 31, 2021	15,000,000	11,700	—	5,497,163	5,508,863
Net loss	—	—	—	(3,842,278)	(3,842,278)
Issuance of ordinary shares upon IPO, net	5,000,000	3,925	138,662,858	—	138,666,783
Exercise of warrants	256,099	201	—	—	201
Dividend distribution	—	—	—	(4,000,000)	(4,000,000)

BALANCE, December 31, 2022	20,256,099	15,826	138,662,858	(2,345,115)	136,333,569

		US$	US$	US$	US$
BALANCE, December 31, 2022	20,256,099	2,029	17,773,871	(300,598)	17,475,302

*	Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2020	2021	2022	2022
	HK$	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	4,199,625	1,578,624	(3,842,278)	(492,505)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	744,912	695,046	62,683	8,035
Amortization of right-of-use asset	2,595,595	2,350,116	1,895,294	242,940
Interest of lease liabilities	195,193	82,200	232,002	29,738
Deferred tax (benefit) expense	—	(391,820)	391,820	50,224
Change in operating assets and liabilities
Accounts receivable	(683,370)	(2,406,350)	3,192,306	409,191
Interest receivables	—	—	(515,287)	(66,050)
Deposits and prepayments	7,000	314,594	2,576	330
Tax recoverable	(1,290,587)	1,290,587	(587,834)	(75,349)
Accruals and other payables	(933,434)	(507,763)	741,339	95,026
Contract liabilities	(813,167)	(33,614)	(196,572)	(25,197)
Operating lease liabilities	(2,797,080)	(2,535,360)	(2,044,020)	(262,003)
Taxes payable	(5,211,905)	242,393	(242,393)	(31,070)
Net cash (used in) provided by operating activities	(3,987,218)	678,653	(910,364)	(116,690)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other receivables – related parties	—	—	(96,700)	(12,395)
Payment for long-term investment	—	—	(14,500,000)	(1,858,617)
Net cash used in investing activities	—	—	(14,596,700)	(1,871,012)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from IPO, net	—	—	140,537,759	18,014,197
Deferred IPO cost	—	(1,870,775)	—	—
Dividend distribution	(3,750,000)	—	(4,000,000)	(512,722)
Other payables – related parties	(50,000)	5,000,000	(10,903,300)	(1,397,590)
Net cash (used in) provided by financing activities	(3,800,000)	3,129,225	125,634,459	16,103,885

NET CHANGE IN CASH	(7,787,218)	3,807,878	110,127,395	14,116,183
CASH AT BEGINNING OF YEAR	15,666,178	7,878,960	11,686,838	1,498,024

CASH AT END OF YEAR	7,878,960	11,686,838	121,814,233	15,614,207

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	6,943,003	—	820,227	105,137
Cash received from tax refund	—	1,070,976	—	—
Cash paid for interest	—	—	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Supplemental schedule of non-cash investing and financing activities:
Deferred IPO costs recognized as additional paid-in capital	—	—	1,870,775	239,797
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	5,527,942	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND BUSINESS OVERVIEW

Magic Empire Global Limited (“MEGL” or the “Company”) is a limited liability company incorporated in British Virgin Islands on May 10, 2016. The Company’s registered office is located at the office of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal place of business is situated at 3/F, 8 Wyndham Street, Central, Hong Kong.

The Company and its subsidiaries (collectively referred to as the “Group”) provide financial services in Hong Kong which principally engages in the provision of corporate finance advisory services and underwriting services.

As of December 31, 2022, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activity
Giraffe Financial Holdings Limited (“GFHL”)	Hong Kong June 24, 2016	HK$10,000	100% owned by MEGL	Investment holding

Giraffe Capital Limited (“GCL”)	Hong Kong June 28, 2016	HK$10,000,000	100% owned by GHFL	Providing advisory services for the company to be listed in the public offerings and advising companies on corporate finance

Giraffe Investment Limited (“GIL”)	Hong Kong September 22, 2022	HK$100	100% owned by GHFL	Investment holding

Magic Empire Investment Limited (“MEIL”)	Hong Kong September 22, 2022	HK$100	100% owned by GHFL	Investment holding

The Group is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services and underwriting services. The service offerings mainly comprise the following:

Initial Public Offering (“IPO”) sponsorship services: The Group acts as sponsors to companies pursuing listing on the Main Board (the “Main Board”) of the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and GEM (formerly known as Growth Enterprise Market) of the Stock Exchange advising and guiding them throughout the listing process in return for sponsor’s fee.

Independent financial advisory (“IFA”) services: The Group acts as an independent financial advisor to give opinions or recommendations to the independent board committee and independent shareholders of the listed companies, in return for advisory fee.

Financial advisory (“FA”) services: The Group acts as a financial advisor to clients to advise them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework including the Listing Rules, the GEM Listing Rules and the Takeovers Code.

Compliance advisory (“CA”) services: The Group acts as a compliance advisor to the listed companies on the Main Board or GEM and advise them on post-listing compliance matters in return for compliance advisory fee.

Underwriting services: The Group provides underwriting services by acting as a global coordinator, a bookrunner, a lead manager or an underwriter for the listing applicants in IPOs, in return for underwriting commission income.

Recent Business Development

Initial Public Offering

On August 4, 2022, MEGL entered into an underwriting agreement with Network 1 Financial Securities, Inc. and Alexander Capital, L.P. as underwriters named thereof, in connection with its initial public offering (“IPO”) of 5,000,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-264575) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on August 4, 2022. The Company issued representative’s warrants to purchase up to 500,000 Ordinary Shares at $6.00 per share, dated August 9, 2022, to Network 1 Financial Securities, Inc., based on terms set forth in warrants agreements, including cashless exercise.

On August 10, 2022, the Company closed its initial public offering (the “IPO”) of 5,000,000 ordinary shares at a price of $4.00 per share. The aggregate gross proceeds from the IPO were US$20 million, before deducting underwriting discounts and other related expenses. The ordinary shares of the Company began trading on the Nasdaq Capital Market on August 5, 2022 under the ticker symbol “MEGL.”

On August 12, 2022, the underwriter exercised its representative’s warrants in full and the Company issued a total of 256,099 ordinary shares with no cash consideration on August 26, 2022.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation

The Group uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”) and the Company’s subsidiaries in Hong Kong is HK$, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 30, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8015, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives of property and equipment, interest rate of lease and impairment assessment on long-term investment. Actual results may differ from these estimates.

Cash

Cash mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of December 31, 2022 and 2021, the Group did not have any cash equivalents. The Group maintains bank accounts in Hong Kong.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivable mainly represent amounts due from clients for corporate finance services which are recorded net of allowance for the Group’s doubtful accounts. The group does not grant credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2022 and 2021, the allowance for doubtful accounts was nil.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2022 and 2021, management believes that the Company’s prepayments and deposits are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	1 – 3 years

Furniture and fixtures	3 years

Leasehold improvements	Over the shorter of the lease term or estimated useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2022, 2021 and 2020, no impairment of long-lived assets was recognized.

Long-term investment

ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Contract liabilities

The Group bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities represent the upfront payments received upon signing of the contract for initial public offering/independent financial advisory/financial advisory services and advances from clients related to compliance advisory services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets.

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premise. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the consolidated statements of operations on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The lease standard provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2022, 2021 and 2020, the Group did not have any impairment loss against its operating lease right-of-use assets.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash, accounts receivable, interest receivables, other receivables from related parties, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

The following table presents information about the Company’s assets that were measured at fair value on a recurring basis as of December 31, 2022 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted	Significant	Significant
		Prices	Other	Other
		In Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
	HK$	HK$	HK$	HK$
Assets: -
Non-marketable equity securities	14,500,000	—	—	14,500,000

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services and underwriting services. The service offerings mainly comprise the following:

The Group’s principal revenue stream includes:

1.	IPO sponsorship services: The Group acts as sponsors to companies pursuing listing on the Main Board of the Stock Exchange and GEM of the Stock Exchange advising and guiding them throughout the listing process in return for sponsor’s fee.

The Group enters into a distinct contract with its clients for the provision of IPO sponsorship services. The revenues generated from IPO sponsorship services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The IPO sponsorship services include assisting the client to engage different professional parties for its IPO, carrying out due diligence, preparation of and reviewing prospectus and other submission documents including accountants’ report, legal opinions and profit and cash flow forecast memorandum, assessing the suitability of listing of the client, and advising on reorganization, assisting in preparation of roadshow materials and attending hearing for the listing application. There are generally three performance obligations for IPO sponsorship services while fee is paid by the Group’s clients by instalments subject to each milestone being achieved as stated in the contract.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group allocates the transaction price to each performance obligation based on the best estimate of relative standalone selling price for each performance obligation identified in the contract. The Group utilizes key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, market conditions, project complexity, customer demographics and the estimated costs. Generally, the standalone selling prices for each performance obligation of the Group’s IPO sponsorship services are reasonably consistent across customers (that is, not highly variable), standalone selling price estimates are derived from considering the Group’s pricing history and expected cost plus a margin approach.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the preparation stage of a listing application involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes the stage of submission of listing application as the first performance obligation and recognizes the revenue from upfront payment and fee received upon submission of listing application together at the time of submission of listing application. For projects which the Group receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, the Group recognizes revenue from the upfront payment at the lapse of contract.

For service fee received upon attending the listing hearing of the Stock Exchange for the listing application, which is distinct and regarded as the second performance obligation by the Group, revenue are recognized by the Group at the date the hearing is held and the Group has an enforceable right to payment for such performance.

For service fee received upon listing, which is the third performance obligation of IPO sponsorship services, revenue is recognized upon completion of the IPO, which is evidenced by listing of the clients on the Stock Exchange.

2.	IFA services: The Group acts as an independent financial advisor to give opinions or recommendations to the independent board committee and independent shareholders of the listed companies, in return for advisory fee.

The Group enters a distinct contract with its clients for the provision of IFA services. The Group’s IFA services include (i) conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions; (ii) issuing our opinion, in the form of an IFA letter, to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (iii) obtaining the necessary clearance in relation to our opinion letters from the Stock Exchange and/or the SFC.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the IFA services involve a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes that the IFA services to be accounted for as a single performance obligation. The entire transaction prices of IFA services are allocated to a single performance obligation and the fees received upon signing the contract and upon issuance of circular which contains IFA letter, is recognized at the point the issue of circular on the Stock Exchange because it is the time that the scope of work for acting as an IFA such as carrying out due diligence, preparation of IFA letter to independent board committee and independent shareholders, and replying to queries from the Stock Exchange and/or the SFC are completed. For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts.

3.	FA services: The Group acts as a financial advisor (i) to clients to advise them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework including the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (ii) to clients pursuing listing on other stock exchange.

The Group enters a distinct contract with its clients for the provision of FA services. The scope of work under FA services can vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task. Therefore, the entire transaction prices of FA services are generally allocated to a single performance obligation.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (a) at the time of completion; or (b) lapse of the FA contract.

For FA services to clients pursuing listing on other stock exchange, the Group enters into a distinct contract with its clients. The revenues are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The FA services include assisting the client to engage different professional parties for its listing exercise, advising on reorganization, financial reporting, internal control and legal and compliance, advising on the market position of the Company, coordinating roadshow and marketing activities. There are generally three performance obligations while fee is paid by the Group’s clients by instalments subject to each milestone being achieved as stated in the contract.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the preparation stage of a listing application involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes the stage of submission of listing application as the first performance obligation and recognizes the revenue from upfront payment and fee received upon submission of listing application together at the time of submission of listing application. In some cases, the payment upon signing of the contract is for FA services (i) up to a time limit (which is stated in the contract); or (ii) upon the submission of a listing application, whichever is earlier. In the case when the time is reached without a submission of listing application being made, the Group concludes this time as the first performance obligation and recognizes revenue from upfront payment and fee received accordingly. For projects which the Group receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, the Group recognizes revenue from the upfront payment at the lapse of contract.

For service fee received upon listing, which is the third performance obligation, revenue is recognized upon completion of the FA service, which is evidenced by listing of the clients.

4.	CA services: The Group acts as a compliance advisor to the listed companies on the Main Board or GEM and advise them on post-listing compliance matters in return for compliance advisory fee.

The Group enters a distinct contract with its clients for the provision of CA services. The Group concludes that each monthly CA service (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Group concludes that the monthly CA services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. Accordingly, based on the output methods, the Group recognizes revenues from CA services on a monthly basis when it satisfies its performance obligations throughout the contract terms. There is no contract asset that the Group has right to consideration in exchange for its CA services that the Group has transferred to its clients. Such right is not conditional on something other than the passage of time.

5.	Underwriting services: The Group provides underwriting services by acting as a global coordinator, a bookrunner, a lead manager or an underwriter for the listing applicants in IPOs, in return for underwriting commission income.

The Group enters a distinct underwriting agreement with its clients for the provision of underwriting services. The underwriting service is distinct and is identified as one performance obligation. As stipulated in the underwriting agreement, the Company will charge an underwriting income based on certain percentage of the funds raised in the transaction, either IPO or other fundraising activities.

Revenue from providing underwriting services to clients is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO, i.e., listing of the clients on the Stock Exchange, or the completion of a placement.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	HK$	HK$	HK$	US$
Revenue:
IPO Sponsorship services	10,720,000	6,775,000	1,600,000	205,089
FA and IFA services	1,666,900	4,927,550	5,035,000	645,389
CA services	6,479,040	5,168,198	4,563,252	584,919
Underwriting services	1,550,840	—	—	—
	20,416,780	16,870,748	11,198,252	1,435,397

Revenue disaggregated by timing of revenue recognition for 2022, 2021 and 2020 is disclosed in the table below:

	For the years ended December 31,
	2020	2021	2022	2022
	HK$	HK$	HK$	US$
Point in time	13,937,740	11,702,550	6,635,000	850,478
Over time	6,479,040	5,168,198	4,563,252	584,919
	20,416,780	16,870,748	11,198,252	1,435,397

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. As of December 31, 2022 and 2021, all contracts of the Group were with an original expected duration within one year.

Other income

Interest income is mainly generated from savings and time deposits and short-term loans to a company, and is recognized on an accrual basis using the effective interest method.

In 2020 and 2022, the Group successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant and to retain their current employees or even employ more staff when the business revives as soon as the epidemic situation permits, respectively.

For 2020 ESS, the wage subsidies provided to eligible employers under ESS are disbursed in two tranches: (i) the first tranche of subsidies were used for paying wages of employees from June to August 2020; and (ii) the second tranche for paying wages of employees from September to November 2020. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees.

For 2022 ESS, the wage subsidies provided to eligible employers under ESS are disbursed in four tranches: (i) the first tranche of 100% subsidies were used for paying wages of employees in May 2022; (ii) the second tranche of 100% subsidies for paying wages of employees in June 2022; (iii) the third tranche of 70% of subsidies for paying wages of employees in July 2022; and (iv) the fourth tranche of 30% of subsidies for paying wages of employees in July 2022 after deducting subsidies to be returned to the Government and penalties to be paid (if any).

If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government.

For the years ended December 31, 2022, 2021 and 2020, the Group recognized government grants of HK$216,000 US$27,687), nil and HK$702,000, respectively, net in the consolidated statements of operations. As confirmed by the ESS, GCL is not required to return any subsidiary or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding. No such government grant was incurred in 2021.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,845).

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the years ended December 31, 2022, 2021 and 2020, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were HK$317,758 (US$40,730), HK$421,292 and HK$527,539, respectively.

Income tax

MEGL is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by MEGL and the Company’s subsidiaries in Hong Kong to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

GCL, GIL, MEIL and GFHL are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2016 to 2022 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2022, 2021 and 2020.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chairman. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earnings (loss) per Share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,090) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, cash balance of HK$121,814,233 (US$15,614,207) was maintained at financial institutions in Hong Kong and an aggregate of HK$2,000,000 were insured by the Hong Kong Deposit Protection Board.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2020	2020	2021	2021	2022	2022	2022	2022
	HK$		HK$		HK$		US$
Customer A	6,625,679	32.5%	—	—	—	—	—	—
Customer B	3,470,000	17.0%	—	—	—	—	—	—
Customer C	2,750,000	13.5%	2,175,000	12.9%	—	—	—	—
Customer D	—	—	2,950,000	17.5%	—	—	—	—
Customer E	—	—	—	—	1,600,000	14.3%	205,089	14.3%
Customer F	—	—	—	—	1,500,000	13.4%	192,271	13.4%
	12,845,679	63.0%	5,125,000	30.4%	3,100,000	27.7%	397,360	27.7%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2020	2020	2021	2021	2022	2022	2022	2022
	HK$		HK$		HK$		US$
Customer A	1,247,168	45.0%	—	—	—	—	—	—
Customer B	—	—	1,385,893	26.8%	336,403	16.9%	43,120	16.9%
Customer C	—	—	800,000	15.4%	—	—	—	—
Customer D	—	—	750,000	14.5%	—	—	—	—
Customer E	—	—	—	—	600,000	30.2%	76,908	30.2%
Customer F	—	—	—	—	500,000	25.1%	64,090	25.1%
	1,247,168	45.0%	2,935,893	56.7%	1,436,403	72.2%	184,118	72.2%

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency risk

The Group is exposed to foreign currency risk primarily through service income that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars (US$). As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Group has not early adopted this update and it will become effective on January 1, 2023. The Group does not expect any material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. The Group adopted this guidance since January 1, 2022 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. The Group adopted this guidance since January 1, 2022 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)”. This guidance clarifies certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323, and the guidance in Topic 815, which could change how an entity accounts for an equity security under the measurement alternative or a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with Topic 825, Financial Instruments. These amendments improve current GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The requirements in ASU 2020-01 will be effective for public companies for fiscal years beginning after December 15, 2020, including interim periods within the fiscal year. The Group had adopted this guidance and the adoption of this ASU did not have a material impact on its consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and statements of cash flows.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.    DEPOSITS AND PREPAYMENTS

Deposits and prepayments consist of the following:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
Prepaid rent	170,335	170,335	21,834
Prepaid building management fee	25,774	28,143	3,607
Prepaid governmental rent and rates	61,500	56,600	7,255
Rental deposit	681,340	681,340	87,334
Deposit on building management fee	103,321	103,276	13,238
Others	11,000	11,000	1,410
Total	1,053,270	1,050,694	134,678

4.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
Leasehold improvement	1,758,217	1,758,217	225,369
Furniture and fixtures	292,724	292,724	37,522
Office equipment	108,995	108,995	13,971
Total	2,159,936	2,159,936	276,862
Less: Accumulated depreciation	2,097,253	2,159,936	276,862
Net book value	62,683	—	—

Depreciation expenses recognized for the years ended December 31, 2022, 2021 and 2020 were HK$62,683 (US$8,035), HK$695,046 and HK$744,912, respectively.

5.    RIGHT-OF-USE ASSETS AND OPEARTING LEASE LIABILITIES

As of December 31, 2022, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Central, Hong Kong	3 years from November 16, 2021 to November 15, 2024

(a)	Amounts recognized in the consolidated balance sheet:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
Right-of-use assets	5,448,971	3,553,677	455,512

Operating lease liabilities
Current	1,812,018	1,904,725	244,149
Non-current	3,651,042	1,746,317	223,844
	5,463,060	3,651,042	467,993

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.    RIGHT-OF-USE ASSETS AND OPEARTING LEASE LIABILITIES (cont.)

(b)	A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	2,595,595	2,350,116	1,895,294	242,940
ROU assets obtained in exchange for operating lease liabilities	—	5,527,942	—	—
Interest of lease liabilities	195,193	82,200	232,002	29,738
Cash paid for operating leases	2,797,080	2,535,360	2,044,020	262,003

(c)	The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of December 31, 2022:

	Twelve months ended December 31,
	HK$	US$
2023	2,044,020	262,003
2024	1,788,518	229,253

Total future lease payments	3,832,538	491,256
Less: imputed interest	(181,496)	(23,263)
Present value of lease obligation	3,651,042	467,993

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2022 was 5%.

6.    LONG-TERM INVESTMENT

	Investments without readily determinable fair value	Total	Total
	HK$	HK$	US$
Balance as of January 1, 2022	—	—	—
Addition	14,500,000	14,500,000	1,858,617

Balance as of December 31, 2022	14,500,000	14,500,000	1,858,617

As of December 31, 2022, the Company has an investment of HK$14,500,000 (US$1,858,617) in a private company (“Company A”), representing 4.99% equity ownership of Company A, in which the Company does not have any significant influence and such investment does not have readily determinable fair value.

7.    ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$

Accrued professional fee	40,000	1,001,180	128,332
Accrued staff reimbursement	9,816	59,818	7,667
Accrued IPO expenses	274,552	—	—
Other accrued expenses	2,478	7,187	921
Total	326,846	1,068,185	136,920

8.    RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance from (to) related parties:

	Relationship	As of December 31,
	with	2021	2022	2022
	the Group	HK$	HK$	US$
Chan Wai Ho	Director	4,961,934	(38,066)	(4,879)
Chen Sze Hon Johnson	Director	5,941,366	(58,634)	(7,516)
Total		10,903,300	(96,700)	(12,395)

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Balances represented the funds advanced from (to) the Chairman and Chief Executive Officer (“CEO”), who are also the directors of the Company. The balance is unsecured and interest-free.

9.    CONTRACT LIABILITIES

The Group’s contract liabilities include the upfront payments received upon signing of the contract for IPO/IFA/FA services and advances from clients related to CA services on the Group’s consolidated balance sheets. These payments are non-refundable are recognized as revenue as the Group’s performance obligation is satisfied. The Group’s contract liabilities are generally recognized as revenue within one year.

As of December 31, 2022 and 2021, the contract liabilities were comprised of the following:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
Contract liabilities	2,450,000	2,800,000	358,905
Advance from customers	800,604	254,032	32,562
Total	3,250,604	3,054,032	391,467

10.  INCOME TAX

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Group’s Hong Kong subsidiaries are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For these subsidiaries, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

(a)	Taxation in the statement of income represents:

	2020	2021	2022	2022
	HK$	HK$	HK$	US$
Hong Kong profits tax provision (benefits) for the year:
Current	431,511	462,004	(10,000)	(1,282)
Deferred	—	(391,820)	391,820	50,224
	431,511	70,184	381,820	48,942

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	INCOME TAX (cont.)

(b)	The following table reconciles Hong Kong statutory rates to the Group’s effective tax rate:

	2020	2021	2022
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Preferential tax rate in Hong Kong	(3.6)%	(10.0)%	—
Expenses not deductible for tax (1)	0.1%	0.8%	—
Effect of tax rates in foreign jurisdiction	—	—	(9.8)%
Valuation allowance	—	—	(21.3)%
Permanent difference(2)	(3.7)%	(3.1)%	3.6%
Effective tax rate	9.3%	4.2%	(11.0)%

(1)	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including professional fees in relation to IPO.

(2)	Mainly represents non-taxable income due to governmental grants and other immaterial non-taxable interest. In 2022, this also represents the combination of other non-taxable income and deferred true-ups due to non-deductible expenses.

(c)	Income (loss) before income taxes is attributable to the following geographic locations for the years ended December 31:

	2020	2021	2022	2022
	HK$	HK$	HK$	US$
Hong Kong	4,639,265	1,724,548	(1,406,918)	(180,339)
Foreign	(8,129)	(75,740)	(2,053,540)	(263,224)
Total income (loss) before income taxes	4,631,136	1,648,808	(3,460,458)	(443,563)

(d)	Deferred tax:

Significant components of the deferred tax assets (liabilities) are presented below:

	2020	2021	2022	2022
	HK$	HK$	HK$	US$
Deferred tax assets:
Net operating loss carryforwards	—	391,820	715,179	91,672
Others	—	—	21,654	2,775
Deferred tax assets	—	391,820	736,833	94,447
Less: Valuation allowance	—	—	(736,833)	(94,447)
Total deferred tax assets, net	—	391,820	—	—

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. As of December 31, 2022, the Group had tax loss carryforwards of approximately HK$4,334,421 (US$555,588). The carry forward of tax losses in Hong Kong generally has no time limit. As of December 31, 2022, the deferred tax assets were fully provided as valuation allowance as the Company does not expect to realize its deferred taxes in the near future.

As of December 31, 2022 and 2021, the Group had tax recoverable of HK$587,834 (US$75,349) and taxes payables of HK$242,393, respectively.

11.  OTHER INCOME

	For the years ended December 31,
	2020	2021	2022	2022
	HK$	HK$	HK$	US$
Government grant	702,000	—	216,000	27,687
Sundry income	51,518	—	—	—
Total	753,518	—	216,000	27,687

12.  ORDINARY SHARES

The Company was established under the laws of British Virgin Islands on May 10, 2016. The authorized number of ordinary shares was 50,000 shares with a par value of US$1.0.

On July 14, 2021, the shareholders of the Company resolved to create an additional 300,000,000 of the authorized ordinary shares with a par value of US$0.0001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on July 15, 2021, the Company newly issued 15,000,000 ordinary shares with a par value of US$0.0001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 100 of the outstanding ordinary shares with a par value of US$1.0 issued and outstanding as of December 31, 2020 as well as cancelled 50,000 of the authorized ordinary shares with a par value of US$1.0.

The Company considered the above transactions as a 150,000-for-1 split of its ordinary shares and deemed the cancellation of 100 original ordinary shares with par value of US$1.0 and the new issuance of 15,000,000 ordinary shares with par value of US$0.0001 were part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the share split.

On August 4, 2022, the Company entered into an underwriting agreement with Network 1 Financial Securities, Inc. and Alexander Capital, L.P. as underwriters named thereof, in connection with its IPO of 5,000,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-264575) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on August 4, 2022. On August 10, 2022, the Company completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “MEGL”.

With the above IPO, the Company received total gross proceeds of HK$156,030,000 (US$20,000,000). After deducting a sum of HK$15,492,241 (US$1,985,803) in underwriting commission and other expenses, the Company received a total net proceeds of HK$140,537,759 (US$18,014,197).

On August 12, 2022, the underwriter exercised its warrants in full and the Company issued a total of 256,099 ordinary shares with no cash consideration on August 26, 2022.

As of December 31, 2022 and 2021, the authorized number of ordinary shares is 300,000,000 with a par value of US$0.0001 and the issued number of ordinary shares is 20,256,099 and 15,000,000, respectively.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  DIVIDEND

On December 1, 2020, the Company’s board of directors approved and declared HK$3,750,000 to its shareholders. This amount was paid in full on December 31, 2020. The dividend per share was HK$0.25.

On February 7, 2022, the Company’s board of directors approved and declared a dividend of HK$4,000,000 (US$512,722) to its shareholders. This amount was paid in full on February 17, 2022. The dividend per share was HK$0.27 (US$0.03).

14.  COMMITMENTS AND CONTINGENCIES

From time to time, the Group is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2022 and 2021, the Group has no outstanding litigation.

15.  SUBSEQUENT EVENTS

In January 2023, the Group made an investment of HK$8,500,000 (US$1,089,534) in a private company (“Company B”), representing 3.0% equity ownership of Company B, in which the Company does not have any significant influence and such investment does not have readily determinable fair value. Company B operates an e-commerce platform in Hong Kong.

In January 2023, the Group made an investment of HK$15,596,759 (US$1,999,200) into an investment fund which invests in a highly diversified portfolio of revenue sharing contracts of small businesses.

In March 2023, the related parties repaid all the outstanding balances of HK$96,700 (US$12,395) to the Group.

Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

