Form 20-F
period 2023-12-31
Magic Empire Global Ltd
filed 2024-04-22
CIK 1881472

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

The registrant had 20,256,099 ordinary shares issued and outstanding as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“GCSL” refers to Giraffe Corporate Services Limited.

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

Summary of Key Risks

Risks Related to Our Business and Industry

■	Our business performance is highly influenced by the market condition in Hong Kong.

■	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

■	Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

■	We may record impairment loss for our long term investment or we may not be able to recover the cost of our investment.

■	We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

■	We are affected by the rules and regulations governing listed companies on the Stock Exchange.

■	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

■	Our revenue is non-recurring in nature and our profitability is highly unpredictable.

■	We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates are not achieved as stipulated or if client withdraws from or terminates the transaction.

■	We rely on our key management and professional staff, the loss of whom may affect our operations.

■	A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Doing Business in Jurisdictions We Operate

■	All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

■	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

■	The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

■	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

■	We may become subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

■	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) and the Safeguarding National Security Ordinance could impact our Hong Kong subsidiaries.

Risks Related to our Ordinary Shares

■	The market price of our Ordinary Shares may be subject to rapid and substantial volatility regardless of our operating performance, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

■	Volatility in our Ordinary Shares price may subject us to securities litigation.

■	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

■	We do not intend to pay dividends for the foreseeable future.

■	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

■	Investors may have difficulty enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the Annual Report based on BVI or Hong Kong laws.

■	You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

■	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Related to Our Business and Industry

Our business performance is highly influenced by the market condition of Hong Kong.

All our business operations were concentrated in Hong Kong. Any material deterioration in the financial and economic conditions of Hong Kong could materially and adversely affect our business and prospects. The Hong Kong corporate finance market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the capital market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

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

Our future revenues and cash flows may fluctuate significantly given that our operating history in the corporate finance services industry in Hong Kong is relatively short, rendering it difficult to predict our results of operations and prospects. We started to provide corporate finance advisory services in February, 2017. We only have a limited operating history with regards to such business upon which an evaluation of our prospects can be based. Such prospects must be considered in light of the risks, expenses and difficulties encountered by any new company. Such risks include our continued market acceptance as a reliable and attentive corporate finance service provider, ability to develop our business scale, and potential competition from our competitors. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the offering, to expand operations beyond our current level.

We may record impairment loss for our long term investment or we may not be able to recover the cost of our investment

As of December 31, 2022 and 2023, we had long term investment, net of provision, of HK$14,500,000 and HK$38,647,738 (approximately US$4,947,924), respectively. Our long term investment consisted of equity investments in private companies and in an investment fund.

For equity investments without readily determinable fair value, and over which we do not have the ability to exercise significant influence and do not qualify for the NAV practical expedient of the investment, we use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by us, and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. We may record impairment loss for our long term investment if there are any changes to these assumptions or if there are any sign of impairment. In addition, we may not be able to recover the cost of our investment if the actual amount we recovered from the disposal of our long term investment are lower than the cost of investment, in which case we may record a loss from disposal in our income statement. During the year ended December 31, 2023, we recorded loss due to mark-to-market of a derivative asset of HK$1,963,000 (US$251,315). Any impairment loss or actual loss on investment arising from disposal will materially and adversely affect our financial condition, results of operations and liquidity position.

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

Our revenue is non-recurring in nature and our profitability is highly unpredictable.

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

We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates are not achieved as stipulated or if client withdraws from or terminates the transaction.

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

We recorded net operating cash outflow for the year ended December 31, 2022

For the year ended December 31, 2022, we recorded net operating cash outflow of HK$910,364 and for the year ended December 31, 2023, we recorded net operating cash inflow of HK$94,940 (US$12,097). We cannot assure you that we will not record net cash outflow in the future. If we are unable to obtain sufficient funds to finance our business, our liquidity, results of operations and financial condition may be materially and adversely affected. If we need to resort to other financing activities to generate additional cash, we may incur additional financing costs, and we cannot assure you that we will be able to obtain the required financing on terms acceptable to us, or at all, at the material time.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; and (v) our clients and our employees. As we expand the scope of our business and client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appears to fail, to deals appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counter-parties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

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

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this Annual Report, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

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

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. According to WHO, the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on 5 May 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. We will continue to closely monitor the situation throughout 2024 and beyond.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. On March 19, 2024, the Legislative Council of Hong Kong passed the Safeguarding National Security bill. The Safeguarding National Security Ordinance (effective on March 23, 2024) was enacted according to the Article 23 of the Basic Law of the Hong Kong Special Administrative Region which stipulates that Hong Kong shall enact laws on its own to prohibit any act of treason, secession, sedition, subversion against the central people’s government, or theft of state secrets. The Safeguarding National Security Ordinance mainly covers five types of offences: treason, insurrection, offences in connection with state secrets and espionage, sabotage endangering national security and related activities, and external interference and organizations engaging in activities endangering national security. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA and the Safeguarding National Security Ordinance on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA or the Safeguarding National Security Ordinance, by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

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

As of the date of this Annual Report, our directors, officers and principal shareholders held in aggregate approximately 52.4% of our shares. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company, these shareholders, however, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

In August 2023, GCSL was incorporated under the laws of Hong Kong to provide corporate services.

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

Corporate services: We provide corporate services which include accounting and financial reporting advisory, company secretarial services, internal control enhancement, investor relations advisory and other consulting services.

With the commencement of business of GCL, which was licensed to carry out Type 6 (advising on corporate finance) regulated activities in February 2017, we started to provide corporate finance advisory services, including IPO sponsorship services, financial advisory, independent financial advisory services and compliance advisory services. GCL was also licensed to carry out Type 1 (dealing in securities) regulated activities under the SFO in April 2018 and we commenced to provide underwriting services to our clients. In September 2023, we commenced to provide corporate services through GCSL.

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

We provide comprehensive corporate finance advisory services to our clients

We provide comprehensive corporate finance advisory services from pre-IPO, IPO to post-IPO stages to our clients to fulfil their varying needs. For instance, we act as pre-IPO financial advisor to our clients to provide advice to corporate structure, financial management, corporate governance and assist them to raise pre-IPO funding for expansion. We act as a sponsor in listing applications in Hong Kong during the IPO stage. We act as financial adviser to listed companies in Hong Kong advising them on transactions involving the Listing Rules, GEM Listing Rules or Takeovers Code or as an independent financial adviser to independent board committees and independent shareholders of listed companies in Hong Kong rendering recommendations and opinions. We act as compliance adviser to listed companies in Hong Kong to ensure their ongoing compliance with the Listing Rules, GEM Listing Rules or Takeovers Code. We also act as financial advisers to our clients for other corporate finance advisory services and other corporate services. We believe our ability to provide comprehensive corporate finance advisory services, including IPO sponsorship services, financial advisory, independent financial advisory services and compliance advisory services to our clients, not only fulfils their varying needs at different stages, but also fosters our long-term solid relationship with them.

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

We have experienced and competent management and professional staff

Our Group has a team of experienced and competent management who is responsible for directing and managing daily operations, monitoring and supervising compliance and risk management, overseeing financial condition and performance, allocating and budgeting human resources and formulating business strategies. Leveraging on their experience and network in the financial industry, we have been successfully expanding our client base and source of deals and transactions. For details of the biographies of our management team, please refer to the section headed “Directors and senior management” in this Annual Report.

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

Corporate services

The corporate services include accounting and financial reporting advisory, company secretarial services, internal control enhancement, investor relations advisory and other consulting services.

We generally charge clients a monthly fixed fee or a fixed fee for our corporate services, which is determined on a case-by-case basis with reference to the scope of service to be provided and the expected time spent and required manpower for performing our services.

Our Clients

The clients of our corporate finance advisory business and underwriting business mainly comprise listing applicants and listed companies in Hong Kong and their respective shareholders, as well as private companies and investors. The clients of our (i) IPO sponsorship services are private companies seeking a listing on the Mainboard or GEM board of the Stock Exchange; (ii) independent financial advisory services are listed companies on the Stock Exchange; (iii) financial advisory services and corporate services are either private companies or listed companies on the Stock Exchange; (iv) compliance advisory services are listed companies on the Stock Exchange; and (v) underwriting services are mainly our IPO sponsorship clients.

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

As of December 31, 2023, there were 302 licensed corporations and 28 registered institutions licensed or registered to carry on Type 6 (advising on corporate finance) regulated activity in Hong Kong. In addition, 117 licensed corporations and registered institutions can conduct IPO sponsorship business as of the date of this Annual Report. As of December 31, 2023, 1,464 licensed corporations and 112 registered institutions licensed or registered to carry on Type 1 (dealing in securities) regulated activity in Hong Kong. With the increasing number of listed companies in Hong Kong, equity fund raising on the Stock Exchange, either through IPOs or in the secondary market, has been substantial. IPOs have been a main source of equity funding. While the market is active, competition in the underwriting business in Hong Kong is intense because of the relatively large number of market players. We face keen competition in provision of corporate finance advisory services and underwriting services in Hong Kong. Our Directors believe that competition in this market is primarily based on quality and scope of services, market reputation, business network, pricing, human and financial resources.

COVID-19 Update

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. According to WHO, the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on 5 May 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. We will continue to closely monitor the situation throughout 2024 and beyond.

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

In addition, pursuant to Appendix 28 of the Listing Rules in relation to transition arrangements for eligible issuer (as defined in Rule 9A.01A of the Listing Rules) (“Eligible Issuer”), an Eligible Issuer must appoint a sponsor to conduct due diligence in connection with the transfer of its listing from GEM to the Main Board during the transitional period of three years from February 15, 2018 to February 14, 2021.

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

In addition, any other persons who issue circulars or advertisements to shareholders in connection with takeovers, mergers, privatizations and share buy-backs must observe the highest standards of care and consult with the Executive Director of the Corporate Finance Division of the SFC or any delegate thereof (the “Executive”) prior to the release thereof.

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
GCL

- A Hong Kong company

- Incorporated on June 28, 2016

- Issued Share Capital of HK$10,000,000

- licensed to undertake Type 1 (dealing in securities) and Type 6 (Advising on corporate finance) regulated activities by the SFC

100% owned by GFHL
GIL	- A Hong Kong company - Incorporated on September 22, 2022 - Issued Share Capital of HK$100 - an investment holding company	100% owned by GFHL
MEIL	- A Hong Kong company - Incorporated on September 22, 2022 - Issued Share Capital of HK$100 - an investment holding company	100% owned by GFHL
GCSL	- A Hong Kong company - Incorporated on August 3, 2023 - Issued Share Capital of HK$100 - provide corporate services	100% owned by GFHL

D. Property, plant and equipment.

Our principal executive office is located at 3/F, 8 Wyndham Street Central, Hong Kong, where we lease all of third floor of the building. We leased this space under one lease that will terminate on November 15, 2024.

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

Exchange rate information

MEGL is a holding company with operations conducted in Hong Kong through its operating subsidiaries in Hong Kong using Hong Kong dollars with reporting currency in Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8109 on December 29, 2023, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

A. Operating results

We are a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; (iv) underwriting services; and (v) corporate services.

Key factors affecting our results of operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

General market conditions of the capital market and corporate finance industry in Hong Kong

Our business is closely related to the capital market and corporate finance industry in Hong Kong. We provide corporate finance advisory services comprising of (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; (iv) underwriting services; and (v) corporates services. Our services are affected by the capital market and corporate finance industry in Hong Kong. Any material deterioration in the financial and economic conditions of the financial and capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong financial and capital market is susceptible to changes in the global as well as domestic economic, social and political conditions including but not limited to interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

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

Results of operations

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
REVENUE
IPO Sponsorship services	6,775,000	1,600,000	4,500,000	576,119
FA and IFA services	4,927,550	5,035,000	7,105,000	909,626
CA services	5,168,198	4,563,252	1,987,030	254,391
Corporate services	—	—	200,000	25,605
	16,870,748	11,198,252	13,792,030	1,765,741

OPERATING EXPENSES:
Selling, general and administrative expenses	(15,140,959)	(15,700,930)	(16,604,828)	(2,125,852)
Total operating expenses	(15,140,959)	(15,700,930)	(16,604,828)	(2,125,852)

INCOME (LOSS) FROM OPERATIONS	1,729,789	(4,502,678)	(2,812,798)	(360,111)

OTHER INCOME (EXPENSE)
Interest income	1,219	1,058,222	4,258,450	545,193
Other income	—	216,000	172,832	22,127
Other expenses	(82,200)	(232,002)	(139,296)	(17,834)
Loss due to mark-to-market of a derivative asset	—	—	(1,963,000)	(251,315)
Total other income (expense), net	(80,981)	1,042,220	2,328,986	298,171

INCOME (LOSS) BEFORE INCOME TAXES	1,648,808	(3,460,458)	(483,812)	(61,940)
INCOME TAXES EXPENSES	(70,184)	(381,820)	-	-

NET INCOME (LOSS)	1,578,624	(3,842,278)	(483,812)	(61,940)

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenue

Our revenue increased by HK$2,593,778, or 23.2% from HK$11,198,252 for the year ended December 31, 2022 to HK$13,792,030 (US$1,765,741) for the year ended December 31, 2023, which was mainly due to the increase in revenue we recognized for our IPO sponsorship services and financial advisory and independent financial advisory services. Our revenue for IPO sponsorship services increased by HK$2,900,000, or 181.3% from HK$1,600,000 for the year ended December 31, 2022 to HK$4,500,000 (US$576,119) for the year ended December 31, 2023 as we completed one IPO project during the year ended December 31, 2023 and recognized the relevant revenue.

During the year ended December 31, 2023, Hong Kong market was continued to be affected by uncertainties caused by the Sino-US tension, the Russo-Ukrainian war and the credit crisis of property developers of the PRC. The general business environment remained difficult in Hong Kong in general. Hang Seng Index plummeted by approximately 18.2%, or 3,101 points, from approximately 20,145 points on January 2, 2023 to approximately 17,044 points on December 29, 2023. The sluggish capital markets in Hong Kong throughout 2023 significantly reduce primary capital markets and fund-raising activities in Hong Kong. The number of IPO launched decreased from 89 for the year ended December 31, 2022 to 68 for the year ended December 31, 2023, with total funds raised decreased from approximately HK$104.6 billion for the year ended December 31, 2022 to approximately HK$46.3 billion for the year ended December 31, 2023, respectively during the same period. Accordingly, our IPO sponsorship and underwriting services were adversely affected.

As a result of the sluggish IPO market of HK, our compliance advisory services were also negatively affected due to the significant decrease in number of newly listed company. Our revenue from compliance advisory services decreased by HK$2,576,222, or 56.5%, from HK$4,563,252 for the year ended December 31, 2022, to HK$1,987,030 (US$254,391) for the year ended December 31, 2023, primarily due to the completion of several compliance advisory projects during the year and the decrease in the number of compliance advisory customers.

During the year ended December 31, 2022, in order to diversify our revenue stream, we expanded our financial advisory services to clients who are pursuing listing on other stock exchange, including but not limited to Nasdaq. During the year ended December 31, 2023, our revenue derived from financial advisory and independent financial advisory services increased by HK$2,070,000, or 41.1% from HK$5,035,000 for the year ended December 31, 2022 to HK$7,105,000 (US$909,626) for the year ended December 31, 2023.

During the year ended December 31, 2023, we commenced the provision of corporate services and we recorded revenue of HK$200,000 (US$25,605).

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the periods indicated:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Staff costs	8,770,259	9,370,621	9,715,985	1,243,901
Amortization of right-of-use assets	2,350,116	1,895,294	1,895,294	242,647
Professional fee	1,963,583	2,227,358	1,714,170	219,459
Depreciation charge	695,045	62,683	209,966	26,881
Travelling, accommodation and entertainment	370,100	278,587	1,006,746	128,890
Office building management fee	309,828	326,096	365,028	46,733
Insurance	71,515	435,766	408,618	52,314
Others	610,513	1,104,525	1,289,021	165,027

	15,140,959	15,700,930	16,604,828	2,125,852

Selling, general and administrative expenses increased by HK$903,898, or 5.8%, from HK$15,700,930 for the year ended December 31, 2022 to HK$16,604,828 (US$2,125,852) for the year ended December 31, 2023, primarily due to the increase in our staff costs and travelling, accommodation and entertainment expenses.

Our staff costs mainly represented salaries, bonuses and pension contribution of our directors and employees. Our staff costs moderately increased by HK$345,364, or 3.7% from HK$9,370,621 for the year ended December 31, 2022 to HK$9,715,985 (US$1,243,901) for the year ended December 31, 2023, mainly due to a general increase in wages of our staff.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office. Our amortization of right-of-use assets remained relatively stable at HK$1,895,294 (US$242,647) for the year ended December 31, 2023, compared to HK$1,895,294 for the year ended December 31, 2022.

Our professional fee mainly represented audit fees and fees to our legal counsels.

Our depreciation charge mainly represented depreciation charge of our renovation of our Hong Kong office and motor vehicles. Our depreciation charge increased by approximately HK$147,283, or 235.0% from HK$62,683 for the year ended December 31, 2022 to HK$209,966 (US$26,881) for the year ended December 31, 2023 due to the addition of motor vehicles during the year ended December 31, 2023.

Our travelling, accommodation and entertainment expenses increased by HK$728,159, or 261.4%, from HK$278,587 for the year ended December 31, 2022 to HK$1,006,746 (US$128,890) for the year ended December 31, 2023 due to increased business development initiatives during the year ended December 31, 2023.

Other income/(expense), net

Other income significantly increased by HK$1,286,766, or 123.5%, from HK$1,042,220 for the year ended December 31, 2022 to HK$2,328,986 (US$298,171) for the year ended December 31, 2023, primarily due to the increase in bank interest income arising from increase in bank interest rates throughout the year ended December 31, 2023, partially offset by the loss due to mark-to-market of a derivative asset of HK$1,963,000 (US$251,315).

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

We recorded nil income tax as we had no assessable profit during the year ended December 31, 2023 as interest income from bank are non-taxable and we had available tax losses brought forward from prior year.

Net loss

We recorded net loss of HK$483,812 (US$61,940) and HK$3,842,278 for the years ended December 31, 2023 and 2022, respectively.

Year ended December 31, 2022 compared with year ended December 31, 2021

Revenue

Our revenue decreased by approximately 33.6% from HK$16,870,748 for the year ended December 31, 2021 to HK$11,198,252 for the year ended December 31, 2022, which was mainly due to the decrease in revenue we recognized for our IPO sponsorship services. Our revenue for IPO sponsorship services decreased from HK$6,775,000 for the year ended December 31, 2021 to HK$1,600,000 for the year ended December 31, 2022.

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

During the year ended December 31, 2022, in order to diversify our revenue stream, we expanded our financial advisory services to clients who are pursuing listing on Nasdaq and we were engaged in 11 such projects. We recognized revenue for the provision of financial advisory and independent financial advisory services of HK$5,035,000 for the year ended December 31, 2022, an increase of 2.2%, or HK$107,450 from approximately HK$4,927,550 for the year ended December 31, 2021.

Our revenue from compliance advisory services decreased by HK$604,946, or 11.7%, from HK$5,168,198 for the year ended December 31, 2021 to HK$4,563,252 for the year ended December 31, 2022, primarily due to the completion of several compliance advisory projects during the year and the decrease in the number of compliance advisory customers.

Selling, general and administrative expenses

Selling, general and administrative expenses remained relatively stable at HK$15,140,959 for the year ended December 31, 2021 and HK$15,700,930 for the year ended December 31, 2022.

Our staff costs mainly represented salaries, bonuses and pension contribution of our directors and employees. Our staff costs remained stable at HK$9,370,621 for the year ended December 31, 2022, compared to HK$8,770,259 for the year ended December 31, 2021.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office. Our amortization of right-of-use assets decreased from HK$2,350,116 for the year ended December 31, 2021 to HK$1,895,294 for the year ended December 31, 2022, mainly due to the decrease in monthly rental of our Hong Kong office upon renewal in November 2021.

Our professional fee mainly represented audit fees.

Our depreciation charge mainly represented depreciation charge of our renovation of our Hong Kong office. Our depreciation charge decreased by approximately HK$632,000, or 91.0% from HK$695,045 for the year ended December 31, 2021 to approximately HK$62,683 for the year ended December 31, 2022 as our fixed assets have been fully depreciated.

Our insurance increased by HK$364,251, or 509.3%, from HK$71,515 for the year ended December 31, 2021 to HK$435,766 for the year ended December 31, 2022, mainly related to the D&O insurance we had in place after our listing.

Other income/(expense), net

We recorded other expenses of HK$80,981 for the year ended December 31, 2021 and other income of HK$1,042,220 for the year ended December 31, 2022, primarily related to the bank interest income and interest income from loans to third parties we received during the year.

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

Our income tax increased by HK$311,636, or 444.0%, from HK$70,184 for the year ended December 31, 2021 to HK$381,820 for the year ended December 31, 2022, primarily due to valuation allowance on deferred tax assets. Our effective tax rate was -11.0% and 4.2% for the years ended December 31, 2022 and 2021, respectively.

Net income/(loss)

We recorded net income of HK$1,578,624 for the year ended December 31, 2021 and net loss of HK$3,842,278 for the year ended December 31, 2022. The net loss recorded for the year ended December 31, 2022 was mainly due to the decrease in revenue as mentioned above while our costs were relatively fixed.

B. Liquidity and capital resources

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
Current assets
Cash	121,814,233	92,407,813	11,830,623
Accounts receivable	1,988,403	2,302,436	294,772
Interest receivables	515,287	449,550	57,554
Deposits and prepayments	1,050,694	1,096,249	140,349
Other receivables – related parties	96,700	-	-
Tax recoverable	587,834	-	-
Total current assets	126,053,151	96,256,048	12,323,298

Current liabilities
Accruals and other payables	1,068,185	1,079,000	138,140
Contract liabilities	3,054,032	1,164,000	149,023
Operating lease liabilities	1,904,725	1,746,317	223,574

Total current liabilities	6,026,942	3,989,317	510,737

Net current assets	120,026,209	92,266,731	11,812,561

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

Our accounts receivable balance increased by HK$314,033, or 15.8% from HK$1,988,403 as of December 31, 2022 to HK$2,302,436 (US$294,772) as of December 31, 2023. The increase was mainly due to billing made prior to year-end remained unsettled.

An impairment analysis is performed on a regular basis. During the years ended December 31, 2022 and 2023, we had not made any provision for credit losses in relation to our accounts receivable.

Deposits and prepayments

Our deposits and prepayments mainly represented rental deposit and prepayment of our office premises and other utility deposits and remained stable.

Accruals and other payables

Our accruals and other payables mainly represented accrued operating expenses and remained stable.

Contract liabilities

Our contract liabilities represented the upfront payments received upon signing of the mandate for our clients in relation to our IPO sponsorship services, financial advisory service and independent financial advisory services and advances from clients related to our compliance advisory services. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities decreased by HK$1,890,032, or 61.9%, from HK$3,054,032 as of December 31, 2022 to HK$1,164,000 (US$149,023) as of December 31, 2023 mainly due to the recognition of revenue and reversal of contract liabilities upon milestone achieved for our projects.

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

Cash flows

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and the net proceeds from the IPO. The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Net cash (used in) provided by operating activities	678,653	(910,364)	94,940	12,097
Net cash used in investing activities	—	(14,596,700)	(27,919,010)	(3,574,365)
Net cash (used in) provided by financing activities	3,129,225	125,634,459	(1,581,900)	(202,525)
NET CHANGE IN CASH	3,807,878	110,127,395	(29,406,420)	(3,764,793)
CASH AT BEGINNING OF YEAR	7,878,960	11,686,838	121,814,233	15,595,416
CASH AT END OF YEAR	11,686,838	121,814,233	92,407,813	11,830,623

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

For the year ended December 31, 2022, we had net cash used in operating activities of HK$910,364 mainly arising from loss from our operation of HK$3,842,278 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted mainly of (i) amortization of right-of-use asset for our Hong Kong office of HK$1,895,294 (ii) depreciation charge of HK$62,683; (iii) deferred tax expense of HK$391,820; and (iv) interest on lease liabilities of HK$232,002. Changes in operating assets and liabilities mainly included: (i) decrease in accounts receivable of HK$3,192,306 due to early settlement from our clients; (ii) changes in operating lease liabilities of HK$2,044,020; (iii) increase in accruals and other payables of HK$741,339 due to accrued audit fees; (iv) increase in tax recoverable of HK$587,834; and (v) increase in interest receivables of HK$515,287.

For the year ended December 31, 2023, we had net cash provided by operating activities of HK$94,490 (US$12,097) mainly arising from net loss from our operation of HK$483,812 (US$61,940) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted mainly of (i) amortization of right-of-use asset for our Hong Kong office of HK$1,895,294 (US$242,647); (ii) depreciation charge of HK$209,966 (US$26,881); (iii) loss due to mark-to-market of a derivative asset of HK$1,963,000 (US$251,315); and (iv) interest on lease liabilities of HK$139,296 (US$17,834). Changes in operating assets and liabilities mainly included: (i) increase in accounts receivable of HK$314,033 (US$40,204) due to billing made prior to year-end remained unsettled; (ii) changes in operating lease liabilities of HK$2,044,020 (US$261,688); (iii) decrease in contract liabilities of HK$1,890,032 (US$241,974) due to recognition of revenue and reversal of contract liabilities upon achievement of milestones of our projects; and (iv) settlement of tax recoverable of HK$587,834 (US$75,258).

Investing activities

Our cash outflow used in investing activities was principally for investment.

For the year ended December 31, 2021, our Group had no cash used in investing activities.

For the year ended December 31, 2022, our Group had cash used in investing activities of HK$14,596,700, primarily related to an investment of HK$14,500,000.

For the year ended December 31, 2023, our Group had cash used in investing activities of HK$27,919,010 (US$3,574,365), primarily related to investment of HK$26,110,738 (US$3,342,859) and purchase of motor vehicles of HK$1,904,972 (US$243,886).

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

For the year ended December 31, 2022, our Group had net cash provided by financing activities of HK125,634,459 primarily attributable to the receipt from issuance of ordinary shares from IPO of HK$140,537,759, partially offset by (i) repayment of balances with related parties of HK$10,903,300; and (ii) dividend payment of HK$4,000,000.

For the year ended December 31, 2023, our Group had net cash used in financing activities of HK$1,581,900 (US$202,525) primarily attributable to dividend payment.

MEGL believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this Annual Report.

Capital Expenditures

Our Group did not incur any capital expenditure for the years ended December 31, 2022 and 2021. For the year ended December 31, 2023, we incurred capital expenditure of HK$1,904,972 (US$243,886) related to the purchase of motor vehicles.

Long-term investment

As of December 31, 2022, our Group has a long-term investment of HK$14,500,000 in a private company (“Company A”), representing 4.99% equity ownership of Company A, in which the Company does not have any significant influence and such investment does not have readily determinable fair value. Company A is a provider of SCM services that specialize in the apparel industry and the construction materials industry, delivering a one-stop solution to its customers for a broad range of apparel and construction materials where its solutions are customized to meet its clients’ specific needs.

As of December 31, 2023, our Group has the following long-term investments:

(i)	HK$14,500,000 (US$1,856,380) in a private company (“Company A”), representing 4.99% equity ownership of Company A, in which the Company does not have any significant influence and such investment does not have readily determinable fair value. Company A is a provider of SCM services that specialize in the apparel industry and the construction materials industry, delivering a one-stop solution to its customers for a broad range of apparel and construction materials where its solutions are customized to meet its clients’ specific needs.

(ii)	HK$8,500,000 (US$1,088,223) in a private company (“Company B”), representing 3.0% equity ownership of Company B, in which the Company does not have any significant influence and such investment does not have readily determinable fair value. Company B operates an e-commerce platform in Hong Kong.

(iii)	HK$15,647,738 (US$1,999,200) in an investment fund, in which the Company does not have any significant influence and such investment does not have readily determinable fair value. The investment fund invests in a highly diversified portfolio of revenue sharing contracts of small businesses.

(iv)	HK$1,963,000 (US$250,000) in SAFE note of a private company (“Company C”) in which the Company does not have any significant influence and such investment does not have readily determinable fair value. Company C is an AI company dedicated to bettering insights through technology and application of AI.

For the year ended December 31, 2023, we recorded loss due to mark-to-market of a derivative asset of HK$1,963,000 (US$251,315).

Contractual obligations

The following tables summarized the contractual obligations of the Company as of December 31, 2023:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	1,746,317	-	-	-	-
Total contractual obligation	1,746,317	-	-	-	-

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	223,574	-	-	-	-
Total contractual obligation	223,574	-	-	-	-

As of December 31, 2023, we did not have any capital expenditure commitment.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; and (ii) long-term investment. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Fair value measurement and impairment on the investment accounted for using the measurement alternative

We record equity investments without significant influence and readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known. We assess the impairment on the investment accounted for using the measurement alternative on a semi-annual basis, and the assumptions and judgment used in establishing the impairment are evaluated regularly. When an event occurs or circumstances change that indicate the investment accounted for using the measurement alternative may be impaired, we assess qualitative factors to determine whether the fair value of the investment is less than its carrying amount. If the carrying value of the investment accounted for using the measurement alternative is above its fair value, an impairment loss is recognized in an amount equal to the excess. For the year ended December 31, 2022 and 2023, the Group recorded loss due to mark-to-market of a derivative asset of nil and HK$1,963,000 (US$251,315), respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age	Position
Mr. Wai Ho Chan	42	Director, chairman of the Board
Mr. Sze Hon, Johnson Chen	42	Director, chief executive officer
Ms. Yau Ting Tai	44	Chief financial officer
Mr. Yiu Sing Chan	45	Independent Director
Mr. Chi Wai Siu	42	Independent Director
Ms. Ka Lee Lam	40	Independent Director

Mr. Wai Ho Chan, aged 42 is our Director and chairman of the board. Mr. Chan is a co-founder of the Group. Mr. Chan also serves as a director of GFHL, GCL, GIL, MEIL and GCSL. Mr. Chan has more than 20 years of experience in investment banking and accounting industry. Prior to the establishment of our Group, Mr. Chan had worked in the corporate finance division of CCB International Capital Limited for about nine years from January 2008 to August 2016, with his last position as director of corporate finance. Prior to joining CCB International Capital Limited, Mr. Chan had worked as an auditor at international audit firms from September 2003 to December 2007. Mr. Chan is a Chartered Financial Analyst (“CFA”), a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”), and a fellow member of the Association of Chartered Certified Accountants (“FCCA”). Mr. Chan graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy in December 2003.

Mr. Sze Hon, Johnson Chen, aged 42, is our Director and chief executive officer. Mr. Chen also serves as a director of GFHL, GCL, GIL, MEIL and GCSL. Mr. Chen has more than 19 years of experience in investment banking and auditing services. Prior to the establishment of our Group, Mr. Chen had worked in the corporate finance division of Guotai Junan Capital Limited for more than 8 years from 2008 to 2016. Prior to joining Guotai Junan Capital Limited, Mr. Chen had worked as an auditor in KPMG from 2004 to 2007. Mr. Chen is a CFA, Certified Financial Risk Manager, a member of the HKICPA and American Institute of Certified Public Accountants (“AICPA”) and a FCCA. Mr. Chen graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy and minors in Economics and French Studies in 2004.

Ms. Yau Ting Tai, aged 44, is our chief financial officer. She joined us in September 2016 since our establishment and is primarily responsible for our accounting, financial and treasury management, internal control and compliance function. Prior to joining our Group, from February 2008 to March 2015, Ms. Tai served as the chief financial officer at Exceed Company Limited (a company listed on the Nasdaq) where she was mainly responsible for the accounting, financial management, internal control and investor relation. From November 2004 to February 2008, Ms. Tai worked as an auditor at Ernst & Young. Ms. Tai has been a member of the AICPA since August 2007 and a member of CPA Australia since April 2009. Ms. Tai graduated from the University of Toronto with a Bachelor’s degree in Applied Science in 2002 and a Master’s degree in Applied Science in 2004.

Mr. Yiu Sing Chan, aged 45, is our independent director and is the chairman of the audit committee and is a member of the compensation committee and nominating and corporate governance committee. Mr. Chan has over 15 years of experience in audit, investment, accounting and finance. He joined an international audit firm in February 2006 and was an audit manager of such audit firm until May 2012 prior to joining Best Pacific International Holdings Limited as chief financial officer since February 2013. Best Pacific International Holdings Limited was listed on the Stock Exchange (stock code: 2111) in May 2014, and Mr. Chan was appointed as chief financial officer and company secretary since January 2014 and as executive director since February 2021. Mr. Chan graduated from the University of New South Wales in Australia with a master’s degree in commerce in June 2005 and a bachelor’s degree in accounting and finance in October 2003. He has been a member of the HKICPA since September 2009.

Mr. Chi Wai Siu, aged 42, is our independent Director and is the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee. Mr. Siu has over 15 years of experience in investment banking, transaction advisory and valuation fields. From October 2005 to April 2008, Mr. Siu began his career as a financial analyst with Canada’s Ministry of Finance. Between September 2008 and December 2010, Mr. Siu worked as a Senior Analyst in GCA Professional Services Group, a financial advisory firm providing valuation, advisory, mining and mineral consultancy as well as corporate services. From December 2010 to December 2014, Mr. Siu worked as an Associate Director in the Investment Banking Division at Daiwa Capital Markets Hong Kong Limited. From January 2015 to December 2015, Mr. Siu joined UBS AG as a director where he originated and executed public and private fundraising transactions. In January 2016, Mr. Siu founded and worked as the chief executive officer of Impressed Technology Limited, which operates an on-demand, door-to-door pickup and delivery dry cleaning and laundry online platform in Hong Kong. Since January 2021, Mr. Siu has re-joined GCA Professional Service Group as the chief executive officer. Mr. Siu graduated from the University of Toronto in commerce in 2005 and is a CFA and a member of AICPA.

Ms. Ka Lee Lam, aged 40, is our independent Director and is chairlady of the nominating and corporate governance committee, a member of the audit committee and compensation committee. Ms. Lam has over 10 years of experience in business management, investment banking and operation control. From June 2016 to September 2019, Ms. Lam served as an executive director of Huisheng International Holdings Limited (a company listed on the Stock Exchange with stock code: 01340). From June 2009 to October 2011, Ms. Lam worked in the operations department at Bank of America Merrill Lynch. From October 2011 to August 2012, Ms. Lam worked as an analyst at Barclays Capital Asia Ltd. From September 2012 to August 2016, Ms. Lam worked in the operations department at ABN AMRO Clearing Hong Kong Limited. Ms. Lam obtained a Bachelor of Business (Accounting) degree from Swinburne University of Technology in Australia in April 2008.

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

For the years ended December 31, 2023 and 2022, we paid an aggregate of HK$5,760,000 (US$737,431) and HK$4,250,000, respectively, in cash (including salaries and mandatory provident fund) to our Directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2023, we had no outstanding equity awards.

Clawback Policy

On October 30, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy. For the year ended December 31, 2023, we have not sought any recoupment of incentive compensation of the Covered Executives.

D. Employees.

As of December 31, 2023, we had 8 employees, comprising of 2 management personnel, 2 finance, administrative and compliance staff and 4 project execution staff.

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

Directors	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors and executive officers
Mr. Wai Ho Chan(1)	6,390,000	31.5%
Mr. Sze Hon, Johnson Chen	4,226,906	20.9%
Ms. Yau Ting Tai(1)	—	—
Mr. Yiu Sing Chan	—	—
Mr. Chi Wai Siu	—	—
Mr. Ka Lee Lam	—	—
Directors and executive officers as a group	10,616,906	52.4%

5% principal shareholders:
Mr. Wai Ho Chan(1)	6,390,000	31.5%
Mr. Sze Hon, Johnson Chen	4,226,906	20.9%

(1) Ms. Tai is the spouse of Mr. Chan.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

As of December 31, 2022, our Group had fund advance to our Directors: Wai Ho Chan of HK$38,066 and Sze Hon Johnson Chen of HK$58,634, respectively.

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

For the years ended December 31, 2023, 2022 and 2021, we declared and paid dividend of HK$1,581,900 (US$202,525), HK$4,000,000 and nil, respectively in relation to our retained profit.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Annual Report, we are authorized to issue a maximum of 300,000,000 Ordinary Shares, $0.0001 par value per share and 300,000,000 Non-voting Ordinary Shares with a par value of US$0.0001 each.

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

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds and no vote for holders of Non-voting Ordinary Shares. There are no prohibitions to cumulative voting under the laws of the BVI, but our amended and restated memorandum and articles of association do not provide for cumulative voting.

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

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

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

Our Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,013) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash balance of HK$92,407,813 (approximately US$11,830,623) was maintained at financial institutions in Hong Kong and an aggregate of HK$2,022,039 were insured by the Hong Kong Deposit Protection Board.

Our Group has designed their credit policies with an objective to minimize their exposure to credit risk. Our Group’s “Receivables” are very short term in nature and the associated risk is minimal. Our Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

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

The unutilized net proceeds received from our IPO were mainly kept as bank deposits. As of December 31, 2023, we had utilized approximately US$2.9 million and approximately US$5.2 million for strengthening of our corporate finance advisory business and other general corporate purposes, respectively.

As disclosed in the registration statement on Form F-1, we plan to use the net proceeds of the offering as follows:

●	Approximately 50% for strengthening of our corporate finance advisory business in Hong Kong and expanding market presence in other international capital markets, in particular the US;
●	Approximately 10% for expanding into the asset management business;
●	Approximately 10% for enhancing our brand and expanding our office operation; and
●	The balance of 30% to fund working capital and for other general corporate purposes.

Due to a change in market condition, we intend to reallocate (i) 10% net proceeds originally allocated for enhancing our brand and expanding our office operation; and (ii) 10% originally allocated for expanding into the asset management business to fund our working capital and for other general corporate purposes. We intend to use the remainder of the proceeds from our IPO as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2022 and 2023.

	2022	2023	2023
	HK$	HK$	US$
Audit Fees	2,122,710	972,967	124,565
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	2,122,710	972,967	124,565

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-264575) filed on April 29, 2022)

2.2**	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on August 10, 2022)

8.1*	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-264575) filed April 29, 2022)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAGIC EMPIRE GLOBAL LIMITED

Date: April 22, 2024	By:	/s/ Sze Hon, Johnson Chen
	Name:	Sze Hon, Johnson Chen
	Title:	Chief Executive Officer

MAGIC EMPIRE GLOBAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Empire Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magic Empire Global Limited (the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 22, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Empire Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity, and cash flows of Magic Empire Global Limited (the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2021 through 2022.

New York, New York

April 8, 2022

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
ASSETS
Current assets:
Cash	121,814,233	92,407,813	11,830,623
Accounts receivable	1,988,403	2,302,436	294,772
Interest receivables	515,287	449,550	57,554
Deposits and prepayments	1,050,694	1,096,249	140,349
Other receivables – related parties	96,700	—	—
Tax recoverable	587,834	—	—
Total current assets	126,053,151	96,256,048	12,323,298

Non-current assets:
Property and equipment, net	—	1,695,006	217,005
Right-of-use assets	3,553,677	1,658,382	212,316
Long-term investment	14,500,000	38,647,738	4,947,924
Total non-current assets	18,053,677	42,001,126	5,377,245
Total assets	144,106,828	138,257,174	17,700,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	1,068,185	1,079,000	138,140
Contract liabilities	3,054,032	1,164,000	149,023
Operating lease liabilities	1,904,725	1,746,317	223,574
Total current liabilities	6,026,942	3,989,317	510,737

Non-current liabilities:
Operating lease liabilities	1,746,317	—	—
Total non-current liabilities	1,746,317	—	—
Total liabilities	7,773,259	3,989,317	510,737

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, 300,000,000 shares authorized, and 15,000,000 and 20,256,099 shares outstanding as of December 31, 2022 and 2023, respectively*	15,826	15,826	2,026
Additional paid-in capital	138,662,858	138,662,858	17,752,482
Retained earnings (Accumulated deficit)	(2,345,115)	(4,410,827)	(564,702)
Total shareholders’ equity	136,333,569	134,267,857	17,189,806
Total liabilities and shareholders’ equity	144,106,828	138,257,174	17,700,543

*	Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	2021	2022	2023	2023
	HK$	HK$	HK$	US$
REVENUE	16,870,748	11,198,252	13,792,030	1,765,741

OPERATING EXPENSES:
Selling, general and administrative expenses	(15,140,959)	(15,700,930)	(16,604,828)	(2,125,852)
Total operating expenses	(15,140,959)	(15,700,930)	(16,604,828)	(2,125,852)

INCOME (LOSS) FROM OPERATIONS	1,729,789	(4,502,678)	(2,812,798)	(360,111)

OTHER INCOME (EXPENSE)
Interest income	1,219	1,058,222	4,258,450	545,193
Other income	—	216,000	172,832	22,127
Other expenses	(82,200)	(232,002)	(139,296)	(17,834)
Loss due to mark-to-market of a derivative asset	—	—	(1,963,000)	(251,315)
Total other income (expense), net	(80,981)	1,042,220	2,328,986	298,171

INCOME (LOSS) BEFORE INCOME TAXES	1,648,808	(3,460,458)	(483,812)	(61,940)
INCOME TAX (EXPENSES) BENEFITS	(70,184)	(381,820)	—	—

NET INCOME (LOSS)	1,578,624	(3,842,278)	(483,812)	(61,940)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	15,000,000	17,076,111	20,256,099	20,256,099
Diluted*	15,000,000	17,076,111	20,256,099	20,256,099

EARNINGS (LOSS) PER SHARE
Basic*	0.11	(0.23)	(0.02)	(0.003)
Diluted*	0.11	(0.23)	(0.02)	(0.003)

*	Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Retained earnings (Accumulated
	Shares*	Amount	paid-in	deficit)	Total
		HK$	Capital	HK$	HK$

BALANCE, January 1, 2021	15,000,000	11,700	—	3,918,539	3,930,239
Net income	—	—	—	1,578,624	1,578,624

BALANCE, December 31, 2021	15,000,000	11,700	—	5,497,163	5,508,863
Net loss	—	—	—	(3,842,278)	(3,842,278)
Issuance of ordinary shares upon IPO, net	5,000,000	3,925	138,662,858	—	138,666,783
Exercise of warrants	256,099	201	—	—	201
Dividend distribution	—	—	—	(4,000,000)	(4,000,000)

BALANCE, December 31, 2022	20,256,099	15,826	138,662,858	(2,345,115)	136,333,569

Net loss	—	—	—	(483,812)	(483,812)
Dividend distribution	—	—	—	(1,581,900)	(1,581,900)

BALANCE, December 31, 2023	20,256,099	15,826	138,662,858	(4,410,827)	134,267,857

		US$	US$	US$	US$
BALANCE, December 31, 2023	20,256,099	2,026	17,752,482	(564,702)	17,189,806

*	Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2021	2022	2023	2023
	HK$	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,578,624	(3,842,278)	(483,812)	(61,940)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	695,046	62,683	209,966	26,881
Amortization of right-of-use asset	2,350,116	1,895,294	1,895,294	242,647
Loss due to mark-to-market of a derivative asset	—	—	1,963,000	251,315
Interest of lease liabilities	82,200	232,002	139,296	17,834
Deferred tax (benefit) expense	(391,820)	391,820	—	—
Change in operating assets and liabilities
Accounts receivable	(2,406,350)	3,192,306	(314,033)	(40,204)
Interest receivables	—	(515,287)	65,737	8,416
Deposits and prepayments	314,594	2,576	(45,555)	(5,832)
Tax recoverable	1,290,587	(587,834)	587,834	75,258
Accruals and other payables	(507,763)	741,339	10,815	1,385
Contract liabilities	(33,614)	(196,572)	(1,890,032)	(241,974)
Operating lease liabilities	(2,535,360)	(2,044,020)	(2,044,020)	(261,688)
Taxes payable	242,393	(242,393)	—	—
Net cash provided by (used in) operating activities	678,653	(910,364)	94,490	12,097

CASH FLOWS FROM INVESTING ACTIVITIES:
Other receivables – related parties	—	(96,700)	96,700	12,380
Purchase of property and equipment	—	—	(1,904,972)	(243,886)
Payment for long-term investment	—	(14,500,000)	(26,110,738)	(3,342,859)
Net cash used in investing activities	—	(14,596,700)	(27,919,010)	(3,574,365)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from IPO, net	—	140,537,759	—	—
Deferred IPO cost	(1,870,775)	—	—	—
Dividend distribution	—	(4,000,000)	(1,581,900)	(202,525)
Other payables – related parties	5,000,000	(10,903,300)	—	—
Net cash provided by (used in) financing activities	3,129,225	125,634,459	(1,581,900)	(202,525)

NET CHANGE IN CASH	3,807,878	110,127,395	(29,406,420)	(3,764,793)
CASH AT BEGINNING OF YEAR	7,878,960	11,686,838	121,814,233	15,595,416

CASH AT END OF YEAR	11,686,838	121,814,233	92,407,813	11,830,623

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	—	820,227	—	—
Cash received from tax refund	1,070,976	—	587,834	75,258
Cash paid for interest	—	—	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Supplemental schedule of non-cash investing and financing activities:
Deferred IPO costs recognized as additional paid-in capital	—	1,870,775	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	5,527,942	—	—	—

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

The Company and its subsidiaries (collectively referred to as the “Group”) provide financial services in Hong Kong which principally engages in the provision of corporate finance advisory services, underwriting services and corporate services.

As of December 31, 2023, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activity
Giraffe Financial Holdings Limited (“GFHL”)	Hong Kong June 24, 2016	HK$10,000	100% owned by MEGL	Investment holding

Giraffe Capital Limited (“GCL”)	Hong Kong June 28, 2016	HK$10,000,000	100% owned by GHFL	Providing advisory services for the company to be listed in the public offerings and advising companies on corporate finance

Giraffe Investment Limited (“GIL”)	Hong Kong September 22, 2022	HK$100	100% owned by GHFL	Investment holding

Magic Empire Investment Limited (“MEIL”)	Hong Kong September 22, 2022	HK$100	100% owned by GHFL	Investment holding

Giraffe Corporate Services Limited (“GCSL”)	Hong Kong August 3, 2023	HK$100	100% owned by GHFL	Providing corporate services

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

Corporate services: The Company acts as a consultant to clients to advise them on the company secretarial and accountancy matter, in return for advisory fee.

MAGIC EMPIRE GLOBAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS OVERVIEW (cont.)

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

Recent Business Development

Introduction of a new business line

On August 3, 2023, GCSL, a new subsidiary of the Company, was set up and launched its new line of business in the provision of corporate services which include accounting and financial reporting advisory, company secretarial services, internal control enhancement, investor relations advisory and other consulting services. The corporate services will supplement the Group’s existing business by extending its service offerings and provide comprehensive solutions to meet the evolving needs of its clients and diversify the Group’s client base.

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

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 29, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8109, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include impairment assessment on long-term investment. Actual results may differ from these estimates.

Cash

Cash mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of December 31, 2023 and 2022, the Group did not have any cash equivalents. The Group maintains bank accounts in Hong Kong.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivable are stated at the original amount less an allowance for credit losses.

Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, replacing the previous incurred loss impairment model, which makes allowances when there is substantial doubt as to the collectability and a loss is determined to be probable.

The Group adopts the current expected credit loss model (“CECL model”) to estimate the expected credit losses, which is determined by multiplying the probability of default. In determining the probability of default, the Group mainly considers factors such as aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counter-parties that are considered at risk or uncollectible, current market conditions, as well as reasonable and supportable forecasts of future economic conditions. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of January 1, 2023. Accounts receivable balances are written off after all collection efforts have been exhausted.

Accounts receivable mainly represent amounts due from clients for corporate finance services which are recorded net of allowance for the Group’s credit losses. The group does not grant credit terms to the clients. Under ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), the Group adopted the expected loss approach using macroeconomic forecasts, referred to as a current expected credit losses (“CECL”) methodology. The allowance for credit losses reflects the Group’s estimated expected losses. The Group estimates the allowance for credit losses, mainly based on past collection experience as well as consideration of current and future economic conditions and changes in the Group’s collection trends. The Group estimates the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Group first estimates its recovery period based on relevant historical accounts receivable collection information. Then the Group estimates the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. Accounts receivable are written off when there is no reasonable expectation of recovery. Subsequent recoveries of amounts previously written off are credited against the same line item. As of December 31, 2023 and 2022, the allowance for credit losses was nil.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2022, management believes that the Group’s prepayments and deposits are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	1 – 3 years

Furniture and fixtures	3 years

Motor vehicles	5 years

Leasehold improvements	Over the shorter of the lease term or estimated useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2023, 2022 and 2021, no impairment of long-lived assets was recognized.

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

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Group elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Derivative investment

ASC 815-10, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts. ASC 815-10 generally requires an entity to recognize all derivatives as either assets or liabilities, and to measure those investments at fair value. The Group evaluates its investments to determine if investments have derivative or contain certain features that qualify as embedded derivatives. When applicable, the Group follows ASC 815-10 and re-valued any derivative instruments for fair value at each reporting date.

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

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2023, 2022 and 2021, the Group did not have any impairment loss against its operating lease right-of-use assets.

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

The following tables present information about the Group’s assets that were measured at fair value on a recurring basis as of December 31, 2023 and 2022 and indicate the fair value hierarchy of the valuation techniques the Group utilized to determine such fair value.

		Quoted	Significant	Significant
		Prices	Other	Other
		In Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	HK$	HK$	HK$	HK$
Assets: -
Non-marketable equity securities	38,647,738	—	—	38,647,738

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

		Quoted	Significant	Significant
		Prices	Other	Other
		In Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
	HK$	HK$	HK$	HK$
Assets: -
Non-marketable equity securities	14,500,000	—	—	14,500,000

The Group’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

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

In some cases, the Group is entitled to the discretionary bonus only upon listing, amount of which is to be decided by the clients. The Group accounts for the discretionary bonus as variable consideration. The amount of such variable consideration should not be included in the transaction price, since it is not probable that a significant reversal of cumulative revenue recognized will occur resulting from a change in estimate of the consideration the Group will receive upon client's listing. The Group will recognize the revenue of the discretionary bonus at each reporting date when the uncertainty is resolved. During the year ended December 31, 2023, the Group received HK$1,500,000 (US$192,039) of discretionary bonus.

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

For FA services to clients pursuing listing on other stock exchange, the Group enters into a distinct contract with its clients. The revenues are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The FA services include assisting the client to engage different professional parties for its listing exercise, advising on reorganization, financial reporting, internal control and legal and compliance, advising on the market position of the Group, coordinating roadshow and marketing activities. There are generally three performance obligations while fee is paid by the Group’s clients by instalments subject to each milestone being achieved as stated in the contract.

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

5.	Corporate services: The Company acts as a consultant to clients to advise them on the company secretarial and accountancy matter, in return for advisory fee.

The Group enters a distinct contract with its clients for the provision of corporate services. The Group concludes that each monthly corporate service (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Group concludes that the monthly corporate services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. Accordingly, based on the output methods, the Group recognizes revenues from corporate services on a monthly basis when it satisfies its performance obligations throughout the contract terms. There is no contract asset that the Group has right to consideration in exchange for its corporate services that the Group has transferred to its clients. Such right is not conditional on something other than the passage of time.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Revenue:
IPO Sponsorship services	6,775,000	1,600,000	4,500,000	576,119
FA and IFA services	4,927,550	5,035,000	7,105,000	909,626
Corporate services	—	—	200,000	25,605
CA services	5,168,198	4,563,252	1,987,030	254,391
	16,870,748	11,198,252	13,792,030	1,765,741

Revenue disaggregated by timing of revenue recognition for 2023, 2022 and 2021 is disclosed in the table below:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Point in time	11,702,550	6,635,000	11,605,000	1,485,744
Over time	5,168,198	4,563,252	2,187,030	279,997
	16,870,748	11,198,252	13,792,030	1,765,741

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. As of December 31, 2023 and 2022, all contracts of the Group were with an original expected duration within one year.

Other income

Interest income is mainly generated from savings and time deposits and short-term loans to a company, and is recognized on an accrual basis using the effective interest method.

In 2022, the Group successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant and to retain their current employees or even employ more staff when the business revives as soon as the epidemic situation permits.

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

For the years ended December 31, 2023, 2022 and 2021, the Group recognized government grants of nil, HK$216,000 and nil, respectively, net in the consolidated statements of operations. As confirmed by the ESS, GCL is not required to return any subsidiary or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding. No such government grant was incurred in 2021 and 2023.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,841).

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the years ended December 31, 2023, 2022 and 2021, the total amount charged to the consolidated statements of operations in respect of the Group’s costs incurred on the Mandatory Provident Fund Scheme were HK$282,650 (US$36,186), HK$317,758 and HK$421,292, respectively.

Income tax

MEGL is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by MEGL and the Company’s subsidiaries in Hong Kong to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

GCL, GIL, MEIL, GCSL and GFHL are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2017 to 2023 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2022 and 2021, and there are no significant unrecognized uncertain tax positions as of December 31, 2023 and 2022.

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

The Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,013) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash balance of HK$92,407,813 (US$11,830,623) was maintained at financial institutions in Hong Kong and an aggregate of HK$2,022,039 were insured by the Hong Kong Deposit Protection Board.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2021	2021	2022	2022	2023	2023	2023	2023
	HK$		HK$		HK$		US$
Customer A	—	—	—	—	1,600,000	11.6%	204,842	11.6%
Customer B	—	—	—	—	1,400,000	10.2%	179,237	10.2%
Customer C	2,175,000	12.9%	—	—	—	—	—	—
Customer D	2,950,000	17.5%	—	—	—	—	—	—
Customer E	—	—	1,600,000	14.3%	3,900,000	28.3%	499,302	28.3%
Customer F	—	—	1,500,000	13.4%	—	—	—	—
	5,125,000	30.4%	3,100,000	27.7%	6,900,000	50.1%	883,381	50.1%

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2021	2021	2022	2022	2023	2023	2023	2023
	HK$		HK$		HK$		US$
Customer A	—	—	—	—	842,496	36.6%	107,862	36.6%
Customer B	—	—	—	—	819,940	35.6%	104,974	35.6%
Customer C	1,385,893	26.8%	336,403	16.9%	—	—	—	—
Customer D	800,000	15.4%	—	—	—	—	—	—
Customer E	750,000	14.5%	—	—	—	—	—	—
Customer F	—	—	600,000	30.2%	—	—	—	—
Customer G	—	—	500,000	25.1%	—	—	—	—
	2,935,893	56.7%	1,436,403	72.2%	1,662,436	72.2%	212,836	72.2%

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

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. They must also further disaggregate income taxes paid. The requirements in ASU 2023-09 will be effective for public companies for fiscal year beginning after December 15, 2025. The Group has not early adopted this update and it will become effective on January 1, 2026. The Group does not expect any material impact on the Group’s consolidated financial statements.

In March 2023, the FASB has issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. Specifically, the ASU offers private companies, as well as not-for-profit entities that are not conduit bond obligors, a practical expedient that gives such entities the option of using the written terms and conditions of a common-control arrangement when determining (1) whether a lease exists and (2) the subsequent accounting for the lease, including the lease’s classification. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Group has not early adopted this update and it will become effective on January 1, 2024. The Group does not expect any material impact on the Group’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Group has adopted since January 1, 2023 and the adoption of this ASU did not have a material impact on the Group’s consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and statements of cash flows.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. DEPOSITS AND PREPAYMENTS

Deposits and prepayments consist of the following:

	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
Prepaid rent	170,335	170,335	21,807
Prepaid building management fee	28,143	31,557	4,040
Prepaid governmental rent and rates	56,600	56,950	7,291
Rental deposit	681,340	681,340	87,229
Deposit on building management fee	103,276	103,276	13,222
Others	11,000	52,791	6,760
Total	1,050,694	1,096,249	140,349

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
Leasehold improvement	1,758,217	1,758,217	225,098
Furniture and fixtures	292,724	292,724	37,476
Motor vehicles	—	1,904,972	243,886
Office equipment	108,995	108,995	13,954
Total	2,159,936	4,064,908	520,414
Less: Accumulated depreciation	2,159,936	2,369,902	303,409
Net book value	—	1,695,006	217,005

Depreciation expenses recognized for the years ended December 31, 2023, 2022 and 2021 were HK$209,966 (US$26,881), HK$62,683 and HK$695,046, respectively.

5. RIGHT-OF-USE ASSETS AND OPERATING LIABILITIES

As of December 31, 2023, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Central, Hong Kong	3 years from November 16, 2021 to November 15, 2024

(a)	Amounts recognized in the consolidated balance sheet:

	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
Right-of-use assets	3,553,677	1,658,382	212,316

Operating lease liabilities
Current	1,904,725	1,746,317	223,574
Non-current	1,746,317	—	—
	3,651,042	1,746,317	223,574

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES (cont.)

(b)	A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	2,350,116	1,895,294	1,895,294	242,647
ROU assets obtained in exchange for operating lease liabilities	5,527,942	—	—	—
Interest of lease liabilities	82,200	232,002	139,296	17,834
Cash paid for operating leases	2,535,360	2,044,020	2,044,020	261,688

(c)	The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of December 31, 2023:

	Twelve months ended December 31,
	HK$	US$

2024	1,788,518	228,977

Total future lease payments	1,788,518	228,977
Less: imputed interest	(42,201)	(5,403)
Present value of lease obligation	1,746,317	223,574

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2023 and 2022 was 5%.

6. LONG-TERM INVESTMENT

The Group’s long-term investments consist of equity investments in private companies and in an investment fund.

For equity investments without readily determinable fair value, and over which we do not have the ability to exercise significant influence and do not qualify for the NAV practical expedient of the investment, we use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by us, and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments.

	Long-term Investments	Total	Total
	HK$	HK$	US$
Balance as of January 1, 2022	—	—	—
Addition	14,500,000	14,500,000	1,858,617

Balance as of December 31, 2022 and January 1, 2023	14,500,000	14,500,000	1,856,380
Addition	26,110,738	26,110,738	3,342,859
Loss due to mark-to-market of a derivative asset	(1,963,000)	(1,963,000)	(251,315)

Balance as of December 31, 2023	38,647,738	38,647,738	4,947,924

As of December 31, 2023 and 2022, the Group has an investment of HK$14,500,000 (US$1,858,617) in a private company (“Company A”), representing 4.99% equity ownership of Company A, in which the Group does not have any significant influence and such investment does not have readily determinable fair value.

In January 2023, the Group made an investment of HK$8,500,000 (US$1,089,534) in a private company (“Company B”), representing 3.0% equity ownership of Company B, in which the Group does not have any significant influence and such investment does not have readily determinable fair value. Company B operates an e-commerce platform in Hong Kong.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	LONG-TERM INVESTMENT (cont.)

In January 2023, the Group made an investment of HK$15,647,738 (US$1,999,200) into an investment fund which invests in a highly diversified portfolio of revenue sharing contracts of small businesses. Such investment does not have readily determinable fair value and is recorded at cost less impairment, if any.

In June 2023, the Group made an investment of HK$1,963,000 (US$250,000) in Simple agreement for future equity (“SAFE”) of a private company (“Company C”) in which the Group does not have any significant influence. Company C is an AI company dedicated to bettering insights through technology and application of AI.   SAFEs are commonly used instruments that allow early investors to invest in a startup company, in exchange for the anticipated potential of future equity, in terms of preferred stock, at some undefined date in the future, when the first priced preferred stock financing round occurs. This is not a transaction of a creditor, but rather that of an early equity investor. Considering the substance and reality of that (i) the SAFE holders could never force redemption of their SAFEs (nor accrual of interest or maturity), (ii) the SAFE holders do not have any significant influence, and (iii) the conversion does not meet the fixed-for-fixed criterion under ASC 815-40, the Group considers that SAFE should be accounted for as a derivative asset.

The Company has performed the investment analysis, the equity investment is determined as equity investment without a readily determinable fair value (as defined under ASC 321-10-35), therefore the equity investment shall measure at cost less impairment, if any, adjusted plus or minus changes resulting from observable price changes for an identical or similar investment of the same issuer. As of December 31, 2023, the total cost, net of provision, of long-term investment is HK$38,647,738 (US$4,947,924).

During the year ended December 31, 2023, the Group recorded loss due to mark-to-market of a derivative asset of HK$1,963,000 (US$251,315). The Group considered the likelihood of the triggering event to share conversion is uncertain and determined the fair value of the investment was less than its carrying value.

7. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2022	2023	2023
	HK$	HK$	US$

Accrued professional fee	1,001,180	892,000	114,199
Accrued staff reimbursement	59,818	—	—
Other accrued expenses	7,187	187,000	23,941
Total	1,068,185	1,079,000	138,140

8. RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance to   related parties:

	Relationship	As of December 31,
	with	2022	2023	2023
	the Group	HK$	HK$	US$
Chan Wai Ho	Chairman	38,066	—	—
Chen Sze Hon Johnson	Chief Executive Officer	58,634	—	—
Total		96,700	—	—

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Balances represented the funds advanced to the Chairman and Chief Executive Officer (“CEO”), who are also the directors of the Company. The balance is unsecured and interest-free.

In March 2023, the related parties repaid all the outstanding balances of HK$96,700 (US$12,380) to the Group.

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

As of December 31, 2023 and 2022, the contract liabilities were comprised of the following:

	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
Contract liabilities	2,800,000	1,100,000	140,829
Advance from customers	254,032	64,000	8,194
Total	3,054,032	1,164,000	149,023

The movement in contract liabilities is as follows:

	2022	2023	2023
	HK$	HK$	US$
Balance at beginning of the year ended December 31	2,450,000	2,800,000	358,473
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(1,950,000)	(2,300,000)	(294,460)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	2,300,000	600,000	76,816
Balance at end of the year ended December 31	2,800,000	1,100,000	140,829

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

(a)	Taxation in the statement of income represents:

	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Hong Kong profits tax provision (benefits) for the year:
Current	462,004	(10,000)	—	—
Deferred	(391,820)	391,820	—	—
	70,184	381,820	—	—

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	INCOME TAX (cont.)

(b)	The following table reconciles Hong Kong statutory rates to the Group’s effective tax rate:

	2021	2022	2023
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Preferential tax rate in Hong Kong	(10.0)%	—	—
Expenses not deductible for tax(1)	0.8%	—	(76.5)%
Effect of tax rates in foreign jurisdiction	—	(9.8)%	(23.3)%
Valuation allowance	—	(21.3)%	(3.9)%
Permanent difference(2)	(3.1)%	3.6%	87.2%
Effective tax rate	4.2%	(11.0)%	—

(1)	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including professional fees in relation to IPO in 2021 and operating expenses from Hong Kong companies which do not generate any assessable profits during the year. In 2023, this also represents the loss due to mark-to-market of a derivative asset which is not deductible for tax.

(2)	Mainly represents non-taxable income due to governmental grants and other non-taxable interest. In 2022 and 2023, this also represents the combination of other non-taxable income and deferred true-ups due to non-deductible expenses.

(c)	Income (loss) before income taxes is attributable to the following geographic locations for the years ended December 31:

	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Hong Kong	1,724,548	(1,406,918)	195,245	24,997
Foreign	(75,740)	(2,053,540)	(679,057)	(86,937)
Total income (loss) before income taxes	1,648,808	(3,460,458)	(483,812)	(61,940)

(d)	Deferred tax:

Significant components of the deferred tax assets (liabilities) are presented below:

	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Deferred tax assets:
Net operating loss carryforwards	391,820	715,179	750,087	96,031
Others	—	21,654	—	—
Deferred tax assets	391,820	736,833	750,087	96,031
Less: Valuation allowance	—	(736,833)	(750,087)	(96,031)
Total deferred tax assets, net	391,820	—	—	—

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. As of December 31, 2023, the Group had tax loss carryforwards of approximately HK$4,545,983 (US$582,005). The carry forward of tax losses in Hong Kong generally has no time limit. As of December 31, 2023, the deferred tax assets were offset with a full valuation allowance as the Group does not expect to realize its deferred taxes in the near future.

As of December 31, 2023, the Group had no tax recoverable and no taxes payables. As of December 31, 2022, the Group had tax recoverable of HK$587,834.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. OTHER INCOME

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Government grant	—	216,000	—	—
Sundry income	—	—	172,832	22,127
Total	—	216,000	172,832	22,127

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

As of December 31, 2023 and 2022, the authorized number of ordinary shares is 300,000,000 with a par value of US$0.0001 and the issued number of ordinary shares is 20,256,099.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. DIVIDEND

On February 7, 2022, the Company’s board of directors approved and declared a dividend of HK$4,000,000 (US$512,722) to its shareholders. This amount was paid in full on February 17, 2022. The dividend per share was HK$0.27 (US$0.03).

On October 3, 2023, the Company’s board of directors approved and declared a special interim dividend of HK$1,581,900 (US$202,525) to its shareholders. This amount was paid in full on November 22, 2023. The dividend per share was HK$0.08 (US$0.01).

14. COMMITMENTS AND CONTINGENCIES

From time to time, the Group is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2023 and 2022, the Group has no outstanding litigation.

15. SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after December 31, 2023 up through the date the Group issued the consolidated financial statements. There were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

