Form 20-F
period 2024-12-31
Magic Empire Global Ltd
filed 2025-04-14
CIK 1881472

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Ms. Vivien Tai

Tel: (852) 3577 8770

Email: meglir@giraffecap.com

3/F, 8 Wyndham Street

Central, Hong Kong

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A ordinary shares, no par value	MEGL	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 20,256,099 ordinary shares issued and outstanding as of December 31, 2024. As of the date of this Annual Report, the registrant had 4,064,050 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding.

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

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

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

“GCSL” refers to Giraffe Corporate Services Limited.

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

“MEGL” refers to Magic Empire Global Limited.

“MEIL” refers to Magic Empire Investment Limited.

“Class A ordinary Shares” refers our Class A ordinary shares, no par value.

“Class B ordinary Shares” refers our Class B ordinary shares, no par value.

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

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our Class A ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our Class A ordinary shares could decline, and you may lose all or part of your investments.

Summary of Key Risks

Risks Relating to Our Corporate Structure

■	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Our Business and Industry

■	Our business performance is highly influenced by the market condition in Hong Kong.

■	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

■	Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

■	We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

■	We are affected by the rules and regulations governing listed companies on the Stock Exchange.

■	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

■	Our revenue is non-recurring in nature and our profitability is highly unpredictable.

■	We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates are not achieved as stipulated or if client withdraws from or terminates the transaction.

■	We recorded net operating cash outflow for the years ended December 31, 2022 and 2024

■	We rely on our key management and professional staff, the loss of whom may affect our operations.

■	A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

■	The war in Ukraine could materially and adversely affect our business and results of operations.

Risks Related to Doing Business in Jurisdictions We Operate

■	All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A ordinary shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

■	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer shares to investors and cause the value of our shares to significantly decline or be worthless.

■	Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

■	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

■	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, price of our shares and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

■	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) and the Safeguarding National Security Ordinance could impact our Hong Kong subsidiaries.

Risks Related to our shares

■	The market price of our shares may be subject to rapid and substantial volatility regardless of our operating performance, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our shares.

■	Volatility in our shares price may subject us to securities litigation.

■	We may be deemed to be an investment company under the Investment Company Act of 1940.

■	If we fail to meet applicable listing requirements, Nasdaq may delist our Class A ordinary shares from trading, in which case the liquidity and market price of our Class A ordinary shares could decline.

■	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares may view as beneficial.

■	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

■	We do not intend to pay dividends for the foreseeable future.

■	Investors may have difficulty enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the Annual Report based on BVI or Hong Kong laws.

■	You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

■	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Relating to Our Corporate Structure

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

As of the date of this Annual Report, GCL was in compliance with the respective regulatory capital requirements. However, if we fail to remain well-capitalized for regulatory purposes, SFC may take actions against us and our business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on our shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

Our revenue is non-recurring in nature and our profitability is highly unpredictable.

The performance of our corporate finance services depends, to a large extent, on our ability to leverage our business network and relationships to source and retain clients. Since our mandates were negotiated on a project-by-project basis with our clients, revenue generated from our services may fluctuate from time to time and may not recur. The number of projects undertaken by us, the total revenue derived from our businesses and the revenue generated from each client are affected by numerous factors such as market condition, the terms of each engagement, project duration, complexity and completion timeline of each project, resulting in uncertainties in relation to the sustainability of our financial performance. There is no assurance that the clients which have previously sought our services will continue to retain us for future businesses. Further, service fees for our corporate finance advisory projects are payable by instalments according to different milestones stipulated in our mandates. We may not receive the mandated payments in full for services provided or after we have expended substantial effort and time as scheduled or at all. Therefore, the revenue generated from each client or engagement differs and we cannot assure that our future engagement fee rates will be comparable to those accepted by our clients in the past.

Moreover, the demand for our corporate finance advisory services are heavily dependent on the market conditions. Any adverse market condition or market sentiment will affect clients’ decision on the scale, timing and stock market choices in respect of their fundraising needs, which may lead to lower demand for, delay to or termination of fundraising activities and our services and in turn affect the financial performance of our financial advisory services. If we are unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and results of operations may be materially and adversely affected.

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

We recorded net operating cash outflow for the years ended December 31, 2022 and 2024

For the years ended December 31, 2022 and 2024, we recorded net operating cash outflow of HK$910,364 and HK$4,649,862 (US$598,615), respectively. For the year ended December 31, 2023, we recorded net operating cash inflow of HK$94,490. We cannot assure you that we will not record net cash outflow in the future. If we are unable to obtain sufficient funds to finance our business, our liquidity, results of operations and financial condition may be materially and adversely affected. If we need to resort to other financing activities to generate additional cash, we may incur additional financing costs, and we cannot assure you that we will be able to obtain the required financing on terms acceptable to us, or at all, at the material time.

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

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. According to WHO, the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on 5 May 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. We will continue to closely monitor the situation throughout 2025 and beyond.

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

Risks Related to Doing Business in Jurisdictions We Operate

All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

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

Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our shares, potentially rendering it worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer shares to investors and cause the value of our shares to significantly decline or be worthless.

(i) risk in relation to cybersecurity review under the Revised Review Measures

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies which listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&As published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-P RC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recent issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business or operations. Our operations are primarily located in Hong Kong through our operating subsidiaries in Hong Kong and a few of our clients are PRC corporates. GCL may collect and store certain data (including certain personal information) from our clients for “Know Your Customers” purpose, who may be PRC individuals. As of date of this Annual Report, GCL has collected and stored personal information of fewer than 100 PRC individual clients. As a result, we do not currently expect that we would be subject to cybersecurity review requirements even if such requirements for mainland China companies under PRC law were to be extended to Hong Kong. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our subsidiaries is deemed an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation could be subjected to CAC’s cybersecurity review in the future.

(ii) Risk in relation to filling procedures and requirements under the Trial Administrative Measures

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Trial Measures and the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted applications for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this Annual Report, our Group has no operation in Mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While we have no current operations in Mainland China, should we have any future operations in Mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in Mainland China, as well as limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, or take other actions that could have a material adverse effect on our business as well as the trading price of our shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. Any action taken by the PRC government could cause the value of our shares to significantly decline or be worthless.

We are required to be licensed with the SFC to carry on our business. As of the date of this Annual Report, GCL was licensed under the SFO to carry on Type 6 (advising on corporate finance) regulated activity. The above licenses have no expiry date and remain in force until suspended or revoked, subject to certain continuing obligations. Other than the above, as of the date of this Annual Report, our subsidiaries in Hong Kong are not required to obtain any permission or approval from Hong Kong authorities to operate our business. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and could cause the value of our shares to significantly decline or become worthless.

Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. Currently, our U.S. auditor is inspected by the PCAOB, and we have no operations in Mainland China. However, if there is significant changes to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in Mainland China and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in Mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in Mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular Mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting Mainland China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in Mainland China-based issuers and summarizing enhanced disclosures the SEC recommends Mainland China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A ordinary shares being delisted.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus, reducing the time before our Class A ordinary shares may be prohibited from trading or delisted. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firms that issues the audit reports included elsewhere in this Annual Report, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Marcum Asia CPAs LLP are headquartered in New York, and, as of the date of this Annual Report, did not appear as part of the report under the lists in its appendix A or appendix B.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong.

On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, our shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase our shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of our share. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While the CSRC, the SEC and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our shares would force holders of our shares to sell their shares. The market price of our shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, price of our shares and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and price of our shares. Although substantially all of our operations are based in Hong Kong, we do have a few corporate clients who are based in mainland China. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company.

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

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

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

Our operations are located in Hong Kong and a portion of our clients are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

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

Risks Related to our shares

The market price of our shares may be subject to rapid and substantial volatility regardless of our operating performance, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our shares.

The market price of our shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

In addition, our shares may be subject to rapid and substantial price volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our shares. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s actual or expected operating performance and financial condition or prospects. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. As a relatively small-capitalization company with relatively small public float, our shares may experience greater stock price volatility, extreme price run-ups and declines that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our shares. Further, investors in our shares may experience losses, which may be material, if the price of our shares declines or if such investors purchase our shares prior to any price decline. Moreover, in the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Volatility in our shares price may subject us to securities litigation.

The market for our shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We may be deemed to be an investment company under the Investment Company Act of 1940.

We may be deemed as an investment company under the Investment Company Act of 1940 (“1940 Act”) if we primarily engage in the business of investing, reinvesting, or trading in securities. Section 3(a)(1) of the 1940 Act defines the term “investment company.” Specifically, Section 3(a)(1)(A) of the 1940 Act defines “investment company” to mean “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 3(a)(1)(C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities1 having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We are a corporate finance services providers and we principally engage in the provision of corporate finance services. We are not and do not have any intention to hold ourself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities as defined under the 1940 Act. We, however, may be deemed to be investment company under the 1940 Act if we hold our idle cash in short term time deposits or our investments having value exceeding 40% of the value of our total assets (exclusive of Government securities and cash items) on an unconsolidated basis. If we were to be classified as an investment company, we would be subject to significant regulatory requirements and limitations, which could adversely affect our operations, financial condition, and ability to conduct business and the share price of our Class A ordinary shares. If we were deemed to be an unregistered investment company, the SEC may bring enforcement actions against the us for violating the 1940 Act and this could include fines, penalties, or cease-and-desist orders, which could adversely affect our results of operations, our ability to enforce certain contracts, financial condition, and ability to conduct business and the share price of our Class A ordinary shares.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A ordinary shares from trading, in which case the liquidity and market price of our Class A ordinary shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A ordinary shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A ordinary shares;

●	reduced liquidity for our Class A ordinary shares;

●	a determination that our Class A ordinary shares are “penny stock”, which would require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

For instance, on February 28, 2024, we received a letter from the Listing Qualifications staff of Nasdaq notifying the Company that the bid price of the Company had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result did not comply with Listing Rule 5550(a)(2). Nasdaq has provided the Company with a 180 calendar days compliance period, or until August 26, 2024, in which to regain compliance with Nasdaq continued listing requirement. On August 27, 2024, the Company received a letter from Nasdaq, notifying the Company that Nasdaq has determined the Company is eligible for an additional 180 calendar day period, or until February 24, 2025, to regain compliance with the minimum bid price of $1 per share requirement pursuant to the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2).

On February 26, 2025, the Company received a letter from Nasdaq notifying the Company that it has not regained compliance with Listing Rule 5550(a)(2). Accordingly, its securities will be delisted from the Capital Market. The Company may appeal Staff’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series.

On March 4, 2025, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days from February 18, 2025 to March 3, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter has been closed.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities. We can not assure you that we will be able to meet the continued listing standards of Nasdaq in the future and if we are delisted from Nasdaq, our operation, price of our Class A ordinary shares would be adversely affected.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares may view as beneficial.

We have a dual-class voting structure consisting of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, holders of Class A ordinary shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our directors and officers in aggregate approximately 52.1% of voting power of our Company as of the date of this Annual Report. Their interests may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because, as of the date of this Annual Report, our directors, officers and principal shareholders held in aggregate 52.1% of our total issued and outstanding shares, representing approximately 89.9% of the total voting power. These shareholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for shares as part of a sale of us or our assets, and might affect the prevailing market price of our shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our shares if the market price of our shares increases. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

The trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. We may be slow to attract research coverage and the analysts who publish information about our shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs after we cease to qualify as an “emerging growth company.”

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a)following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

In June 2016, GCL was incorporated under the laws of Hong Kong to engage in corporate finance business. GCL was licensed to undertake Type 6 (Advising on corporate finance) regulated activity and act as sponsor from the SFC in February 2017.

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

Share re-designation and share combination

On November 29, 2024, the shareholders of the Company resolved and approved to amend the maximum number of shares the company was authorized to issue to become 600,000,000 shares with no par value each divided into (i) 280,000,000 Class A ordinary shares; (ii) 20,000,000 Class B ordinary shares; and (iii) 300,000,000 non-voting ordinary shares. Each of the Class A ordinary share and Class B ordinary share has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to twenty votes on any resolutions.

On December 5, 2024, the Company filed the Third Amended and Restated Memorandum of Association with the Registrar of the British Virgin Islands. The change from ordinary shares to Class A ordinary shares was reflected with the Nasdaq Capital Market and in the marketplace on January 28, 2025.

On February 6, 2025, the Company effected a share combination of its shares at a ratio of four (4) shares into one (1). On February 18, 2025, the Company’s Class A ordinary shares began trading on the Nasdaq on a post-share combination basis. The number of outstanding Class A ordinary shares were reduced from 16,256,099 Class A ordinary shares to 4,064,050 Class A ordinary shares and the number of outstanding Class B ordinary shares were reduced from 4,000,000 to 1,000,000 Class B ordinary shares.

All Class A and Class B ordinary share and per Class A and per Class B ordinary share amounts used elsewhere in this Annual Report and the consolidated financial statements have been retroactively adjusted to reflect the reverse split.

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

On August 10, 2022, MEGL completed its IPO and listed its shares on the Nasdaq Capital Market under the symbol “MEGL”.

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

B. Business overview

Our Business

We are a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services. Our service offerings mainly comprise the following:

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

Our Clients

The clients of our corporate finance advisory business mainly comprise listing applicants and listed companies in Hong Kong and their respective shareholders, as well as private companies and investors. The clients of our (i) IPO sponsorship services are private companies seeking a listing on the Mainboard or GEM board of the Stock Exchange; (ii) independent financial advisory services are listed companies on the Stock Exchange; (iii) financial advisory services and corporate services are either private companies or listed companies on the Stock Exchange; and (iv) compliance advisory services are listed companies on the Stock Exchange.

Sales and Marketing

The sales and marketing function is performed by our corporate finance execution team. Our projects generally originate from the networks of our Responsible Officers, referrals from existing clients or other professional parties and direct approaches by clients due to our market reputation or previous business relationships.

License and Regulations

The securities market in Hong Kong is highly regulated. The principal regulatory bodies governing our business are the SFC and the Stock Exchange. Our principal business and our responsible personnel are subject to a number of legislations and regulations and the respective rules of the SFC, the Stock Exchange and, upon the Listing, the Listing Rules. In particular, we are required to be licensed with the SFC to carry on our business. As of the date of this Annual Report, GCL was licensed under the SFO to carry on Type 6 (advising on corporate finance) regulated activities. The above license have no expiry date and remain in force until suspended or revoked, subject to certain continuing obligations, such as payment of annual fee and submission of annual return.

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

As of December 31, 2024, there were 292 licensed corporations and 27 registered institutions licensed or registered to carry on Type 6 (advising on corporate finance) regulated activity in Hong Kong. In addition, 116 licensed corporations and registered institutions can conduct IPO sponsorship business as of December 31, 2024. With the increasing number of listed companies in Hong Kong, equity fund raising on the Stock Exchange, either through IPOs or in the secondary market, has been substantial. IPOs have been a main source of equity funding. We face keen competition in provision of corporate finance advisory services in Hong Kong. Our Directors believe that competition in this market is primarily based on quality and scope of services, market reputation, business network, pricing, human and financial resources.

COVID-19 Update

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. According to WHO, the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on 5 May 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. We will continue to closely monitor the situation throughout 2025 and beyond.

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

Types of regulated activities

Schedule 5 to the SFO stipulates 13 types of regulated activities, namely:

Type 1: Dealing in securities

Type 2: Dealing in futures contracts

Type 3: Leveraged foreign exchange trading

Type 4: Advising on securities

Type 5: Advising on futures contracts

Type 6: Advising on corporate finance

Type 7: Providing automated trading services

Type 8: Securities margin financing

Type 9: Asset management

Type 10: Providing credit rating services

#Type 11: Dealing in OTC derivative products or advising on OTC derivative products

#Type 12: Providing client clearing services for OTC derivative transactions

Type 13: Providing depositary services for relevant CISs

# Not yet in operation for licensing purposes

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

The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 6 (advising on corporate finance) regulated activity:

Regulated activity	Minimum paid-up share capital	Minimum liquid capital
Type 6 (advising on corporate finance)
(a) in the case where the corporation acts as a sponsor
- hold client assets	HK$10,000,000	HK$3,000,000
- not hold client assets	HK$10,000,000	HK$100,000
(b) in the case where the corporation does not act as a sponsor:
- hold client assets	HK$5,000,000	HK$3,000,000
- not hold client assets	Not applicable	HK$100,000

Pursuant to the FRR, if the licensed corporation is licensed for more than one regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the highest amount required among those regulated activities.

GCL is required to have a minimum paid-up share capital of HK$10,000,000 and to maintain minimum liquid capital of HK$100,000.

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

Disciplinary power of the SFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the SFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	revocation or suspension of the approval granted to a Responsible Officer;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from applying to be licensed or registered or to be approved as a Responsible Officer;

●	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to such regulated activity(ies), for such period as the SFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

C. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

Name	Background	Ownership
GFHL	- A Hong Kong company - Incorporated on June 24, 2016 - An intermediate holding company - Issued Share Capital of HK$10,000	100% owned by MEGL
GCL	- A Hong Kong company - Incorporated on June 28, 2016 - Issued Share Capital of HK$15,000,000 - licensed to undertake Type 6 (Advising on corporate finance) regulated activity by the SFC	100% owned by GFHL
GIL	- A Hong Kong company - Incorporated on September 22, 2022 - Issued Share Capital of HK$100 - an investment holding company	100% owned by GFHL
MEIL	- A Hong Kong company - Incorporated on September 22, 2022 - Issued Share Capital of HK$100 - an investment holding company	100% owned by GFHL
GCSL	- A Hong Kong company - Incorporated on August 3, 2023 - Issued Share Capital of HK$100 - provide corporate services	100% owned by GFHL

D. Property, plant and equipment.

Our principal executive office is located at 3/F, 8 Wyndham Street Central, Hong Kong, where we lease all of third floor of the building. We leased this space under one lease that will expire on November 15, 2027.

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

Exchange rate information

MEGL is a holding company with operations conducted in Hong Kong through its operating subsidiaries in Hong Kong using Hong Kong dollars with reporting currency in Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$ 7.7677 on December 31, 2024, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

A. Operating results

We are a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) corporate services.

Key factors affecting our results of operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

General market conditions of the capital market and corporate finance industry in Hong Kong

Our business is closely related to the capital market and corporate finance industry in Hong Kong. We provide corporate finance advisory services comprising of (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) corporates services. Our services are affected by the capital market and corporate finance industry in Hong Kong. Any material deterioration in the financial and economic conditions of the financial and capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong financial and capital market is susceptible to changes in the global as well as domestic economic, social and political conditions including but not limited to interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

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

Results of operations

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
REVENUE
IPO Sponsorship services	1,600,000	4,500,000	400,000	51,495
FA and IFA services	5,035,000	7,105,000	11,730,000	1,510,100
CA services	4,563,252	1,987,030	654,230	84,224
Corporate services	—	200,000	—	—
	11,198,252	13,792,030	12,784,230	1,645,819

OPERATING EXPENSES:
Selling, general and administrative expenses	(15,700,930)	(16,604,828)	(23,009,770)	(2,962,236)
Total operating expenses	(15,700,930)	(16,604,828)	(23,009,770)	(2,962,236)

LOSS FROM OPERATIONS	(4,502,678)	(2,812,798)	(10,225,540)	(1,316,417)

OTHER INCOME
Interest income	1,058,222	4,258,450	4,450,922	573,004
Other income	216,000	172,832	—	—
Gain on sale of investment	—	—	1,105,998	142,384
Other expenses	(232,002)	(139,296)	(61,232)	(7,883)
Loss due to mark-to-market of a derivative asset	—	(1,963,000)	—	—
Total other income, net	1,042,220	2,328,986	5,495,688	707,505

LOSS BEFORE INCOME TAXES	(3,460,458)	(483,812)	(4,729,852)	(608,912)
INCOME TAXES EXPENSES	(381,820)	—	—	—

NET LOSS	(3,842,278)	(483,812)	(4,729,852)	(608,912)

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenue

Our revenue decreased by HK$1,007,800, or 7.3% from HK$13,792,030 for the year ended December 31, 2023 to HK$12,784,230 for the year ended December 31, 2024, which was mainly due to the decrease in our revenue from IPO sponsorship services. Our revenue for IPO sponsorship services decreased by HK$4,100,000, or 91.1% from HK$4,500,000 for the year ended December 31, 2023 to HK$400,000 for the year ended December 31, 2024. We completed one IPO project during the year ended December 31, 2023 while we completed nil IPO project during the year ended December 31, 2024.

During the year ended December 31, 2024, the Hong Kong capital markets and the general economic environment in Hong Kong remained difficult. The number of IPO in Hong Kong remained at low level for the year ended December 31, 2024. Accordingly, our revenue from IPO sponsorship services was inevitably affected. In view of the market conditions of Hong Kong market, we diversified our business to explore projects to advise our clients listing in other key capital markets such as the United States and we completed five financial advisory projects for clients pursuing listing on Nasdaq during the year ended December 31, 2024. Our revenue from financial and independent advisory services significantly increased from HK$7,105,000 for the year ended December 31, 2023 to HK$11,730,000 (US$1,510,100) for the year ended December 31, 2024. Revenue from compliance advisory services decreased from HK$1,987,030 for the year ended December 31, 2023 to HK$654,230 (US$84,224) for the year ended December 31, 2024 due to completion of our compliance advisory projects during the year ended December 31, 2024 and the decrease in the number of new IPOs in the Hong Kong market.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the periods indicated:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Staff costs	9,370,621	9,715,985	16,142,047	2,078,099
Amortization of right-of-use assets	1,895,294	1,895,294	1,719,081	221,311
Professional fee	2,227,358	1,714,170	1,605,124	206,641
Travelling, accommodation and entertainment	278,587	1,006,746	1,171,960	150,876
Depreciation charge	62,683	209,966	380,994	49,048
Office building management fee	326,096	365,028	385,140	49,582
Insurance	435,766	408,618	368,782	47,476
Others	1,104,525	1,289,021	1,236,642	159,203

	15,700,930	16,604,828	23,009,770	2,962,236

Selling, general and administrative expenses increased by HK$6,404,942, or 38.6%, from HK$16,604,828 for the year ended December 31, 2023 to HK$23,009,770 (US$2,962,236) for the year ended December 31, 2024, primarily due to the increase in our staff costs.

Our staff costs mainly represented salaries, bonuses, pension contribution and staff benefits of our directors and employees. Our staff costs increased by HK$6,426,062, or 66.1% from HK$9,715,985 for the year ended December 31, 2023 to HK$16,142,047 (US$2,078,099) for the year ended December 31, 2024, mainly due to general increase in wages of and bonus to our staff.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office. Our amortization of right-of-use assets decreased from HK$1,895,294 for the year ended December 31, 2023 to HK$1,719,081 (US$221,311) for the year ended December 31, 2024, primarily due to the reduction of the monthly rental expenses of our office upon renewal of rental agreement during the year ended December 31, 2024.

Our professional fee mainly represented audit fees and fees to our legal counsels.

Our travelling, accommodation and entertainment expenses increased by HK$165,214, or 16.4%, from HK$1,006,746 for the year ended December 31, 2023 to HK$1,171,960 (US$150,786) for the year ended December 31, 2024 due to increased business development initiatives during the year ended December 31, 2024.

Our depreciation charge mainly represented depreciation charge of our renovation of our Hong Kong office and motor vehicles. Our depreciation charge increased by approximately HK$171,028, or 81.5% from HK$209,966 for the year ended December 31, 2023 to HK$380,994 (US$49,048) for the year ended December 31, 2024 due to full year depreciation charge of our motor vehicles in the year ended December 31, 2024.

Other income, net

Other income increased by HK$3,166,702, or 136.0%, from HK$2,328,986 for the year ended December 31, 2023 to HK$5,495,688 (US$707,505) for the year ended December 31, 2024, primarily due to (i) the increase in bank interest income arising from increase in bank interest rates throughout the year ended December 31, 2024; and (ii) gain on our long-term investment disposed of during the year ended December 31, 2024.

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

We recorded nil income tax as we had no assessable profit during the year ended December 31, 2024 as interest income from bank and redemption of investments are non-taxable and we had available tax losses brought forward from prior year.

Net loss

As a result of the above, our net loss increased from HK$483,812 for the year ended December 31, 2023 to HK$4,729,852 (US$608,912) for the year ended December 31, 2024, primarily due to the increase in staff costs.

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenue

Our revenue increased by HK$2,593,778, or 23.2% from HK$11,198,252 for the year ended December 31, 2022 to HK$13,792,030 for the year ended December 31, 2023, which was mainly due to the increase in revenue we recognized for our IPO sponsorship services and financial advisory and independent financial advisory services. Our revenue for IPO sponsorship services increased by HK$2,900,000, or 181.3% from HK$1,600,000 for the year ended December 31, 2022 to HK$4,500,000 for the year ended December 31, 2023 as we completed one IPO project during the year ended December 31, 2023 and recognized the relevant revenue.

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

As a result of the sluggish IPO market of HK, our compliance advisory services were also negatively affected due to the significant decrease in number of newly listed company. Our revenue from compliance advisory services decreased by HK$2,576,222, or 56.5%, from HK$4,563,252 for the year ended December 31, 2022, to HK$1,987,030 for the year ended December 31, 2023, primarily due to the completion of several compliance advisory projects during the year and the decrease in the number of compliance advisory customers.

During the year ended December 31, 2022, in order to diversify our revenue stream, we expanded our financial advisory services to clients who are pursuing listing on other stock exchange, including but not limited to Nasdaq. During the year ended December 31, 2023, our revenue derived from financial advisory and independent financial advisory services increased by HK$2,070,000, or 41.1% from HK$5,035,000 for the year ended December 31, 2022 to HK$7,105,000 for the year ended December 31, 2023.

During the year ended December 31, 2023, we commenced the provision of corporate services and we recorded revenue of HK$200,000.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by HK$903,898, or 5.8%, from HK$15,700,930 for the year ended December 31, 2022 to HK$16,604,828 for the year ended December 31, 2023, primarily due to the increase in our staff costs and travelling, accommodation and entertainment expenses.

Our staff costs mainly represented salaries, bonuses and pension contribution of our directors and employees. Our staff costs moderately increased by HK$345,364, or 3.7% from HK$9,370,621 for the year ended December 31, 2022 to HK$9,715,985 for the year ended December 31, 2023, mainly due to a general increase in wages of our staff.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office. Our amortization of right-of-use assets remained relatively stable at HK$1,895,294 for the year ended December 31, 2023, compared to HK$1,895,294 for the year ended December 31, 2022.

Our professional fee mainly represented audit fees and fees to our legal counsels.

Our depreciation charge mainly represented depreciation charge of our renovation of our Hong Kong office and motor vehicles. Our depreciation charge increased by approximately HK$147,283, or 235.0% from HK$62,683 for the year ended December 31, 2022 to HK$209,966 for the year ended December 31, 2023 due to the addition of motor vehicles during the year ended December 31, 2023.

Our travelling, accommodation and entertainment expenses increased by HK$728,159, or 261.4%, from HK$278,587 for the year ended December 31, 2022 to HK$1,006,746 for the year ended December 31, 2023 due to increased business development initiatives during the year ended December 31, 2023.

Other income/(expense), net

Other income significantly increased by HK$1,286,766, or 123.5%, from HK$1,042,220 for the year ended December 31, 2022 to HK$2,328,986 for the year ended December 31, 2023, primarily due to the increase in bank interest income arising from increase in bank interest rates and partially offset by the loss due to market of a derivative during the year ended December 31, 2023.

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

Net income/(loss)

We recorded net loss of HK$483,812 for the year ended December 31, 2023 and net loss of HK$3,842,278 for the year ended December 31, 2022, mainly due to an increase in bank interest income.

B. Liquidity and capital resources

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Current assets
Cash	92,407,813	127,511,687	16,415,630
Accounts receivable	2,302,436	1,794,218	230,984
Interest receivables	449,550	449,605	57,881
Deposits and prepayments	1,096,249	885,448	113,991

Total current assets	96,256,048	130,640,958	16,818,486

Current liabilities
Accruals and other payables	1,079,000	693,234	89,246
Contract liabilities	1,164,000	1,644,000	211,645
Operating lease liabilities	1,746,317	1,204,436	155,057

Total current liabilities	3,989,317	3,541,670	455,948

Net current assets	92,266,731	127,099,288	16,362,538

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

Our accounts receivable balance decreased by HK$508,218, or 22.1% from HK$2,302,436 as of December 31, 2023 to HK$1,794,218 (US$230,984) as of December 31, 2024. The decrease was mainly due to billing made prior to year-end of 2023 remain unsettled while billing made prior to year-end of 2024 decreased.

An impairment analysis is performed on a regular basis. During the years ended December 31, 2023 and 2024, we had not made any provision for credit losses in relation to our accounts receivable.

Deposits and prepayments

Our deposits and prepayments mainly represented rental deposit and prepayment of our office premises and other utility deposits. The decrease in deposits and prepayments from HK$1,096,249 as of December 31, 2023 to HK$885,448 (US$113,991) as of December 31, 2024 was mainly due to the decrease in rental deposit of our office premises as a result of reduction in monthly rental upon renewal.

Accruals and other payables

Our accruals and other payables mainly represented accrued operating expenses.

Contract liabilities

Our contract liabilities represented the upfront payments received upon signing of the mandate for our clients in relation to our IPO sponsorship services, financial advisory service and independent financial advisory services and advances from clients related to our compliance advisory services. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities increased by HK$480,000, or 41.2%, from HK$1,164,000 as of December 31, 2023 to HK$1,644,000 (US$211,645) as of December 31, 2024 as we entered into new mandates with clients during the year ended December 31, 2024 and received relevant upfront payments.

Operating lease liabilities

Our operating lease liabilities represented the current portion of the operating lease of our Hong Kong office and were reduced as lease payments were made. Our operating lease liabilities decreased from HK$1,746,317 as of December 31, 2023 to HK$1,204,436 (US$155,057) as of December 31, 2024 mainly due to the decrease in monthly rental expenses upon renewal of rental agreement during the year ended December 31, 2024.

Cash flows

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and the net proceeds from the IPO. The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Net cash (used in) provided by operating activities	(910,364)	94,490	(4,649,862)	(598,615)
Net cash (used in) provided by investing activities	(14,596,700)	(27,919,010)	39,753,736	5,117,826
Net cash (used in) provided by financing activities	125,634,459	(1,581,900)	-	-
Net change in cash	110,127,395	(29,406,420)	35,103,874	4,519,211
Cash at beginning of year	11,686,838	121,814,233	92,407,813	11,896,419
Cash at end of year	121,814,233	92,407,813	127,511,687	16,415,630

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

For the year ended December 31, 2023, we had net cash provided by operating activities of HK$94,490 mainly arising from net loss from our operation of HK$483,812 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted mainly of (i) amortization of right-of-use asset for our Hong Kong office of HK$1,895,294; (ii) depreciation charge of HK$209,966; and (iii) interest on lease liabilities of HK$139,296. Changes in operating assets and liabilities mainly included: (i) increase in accounts receivable of HK$314,033 due to billing made prior to year-end remained unsettled; (ii) changes in operating lease liabilities of HK$2,044,020; (iii) decrease in contract liabilities of HK$1,890,032 due to recognition of revenue and reversal of contract liabilities upon achievement of milestones of our projects; and (iv) settlement of tax recoverable of HK$587,834.

For the year ended December 31, 2024, we had net cash used in operating activities of HK$4,649,862 (US$598,615) mainly arising from net loss from our operation of HK$4,729,852 (US$608,913) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted mainly of (i) amortization of right-of-use asset for our Hong Kong office of HK$1,719,081 (US$221,311); (ii) depreciation charge of HK$380,995 (US$49,049); (iii) gain on disposal of long-term investment of HK$1,105,998 (US$142,384); and (iv) interest on lease liabilities of HK$61,232 (US$7,883). Changes in operating assets and liabilities mainly included: (i) decrease in accounts receivable of HK$508,218 (US$65,427) due to decrease in billing made prior to year-end as compared to December 31, 2023; (ii) changes in operating lease liabilities of HK$1,788,518 (US$230,251); (iii) increase in contract liabilities of HK$480,000 (US$61,794) as we entered into new mandates with clients during the year ended December 31, 2024 and received relevant upfront payments; (iv) decrease in accruals and other payables of HK$385,766 (US$49,662); and (v) decrease in deposits and prepayments of HK$210,801 (US$27,138) due to decrease in rental deposit as a result of reduction of monthly rental expenses upon renewal of rental agreement during the year ended December 31, 2024.

Investing activities

Our cash outflow used in investing activities was principally for investment and purchase of property, plant and equipment. Our cash inflow from investing activities was principally from redemption of investment.

For the year ended December 31, 2022, our Group had cash used in investing activities of HK$14,596,700, primarily related to an investment of HK$14,500,000.

For the year ended December 31, 2023, our Group had cash used in investing activities of HK$27,919,010, primarily related to investment of HK$26,110,738 and purchase of motor vehicles of HK$1,904,972.

For the year ended December 31, 2024, our Group had cash from investing activities of HK$39,753,736 (US$5,117,826), primarily related to redemption of long-term investments of HK$48,253,736 (US$6,212,101) netted with a new investment of HK$8,500,000 (US$1,094,275).

Financing activities

Our cash inflow from financing activities was principally from the cash receipt from issuance of ordinary shares from IPO. Our cash outflow used in financing activities was principally for dividend payment, repayment of advance from related parties and payment of deferred IPO cost.

For the year ended December 31, 2022, our Group had net cash provided by financing activities of HK125,634,459 primarily attributable to the receipt from issuance of ordinary shares from IPO of HK$140,537,759, partially offset by (i) repayment of balances with related parties of HK$10,903,300; and (ii) dividend payment of HK$4,000,000.

For the year ended December 31, 2023, our Group had net cash used in financing activities of HK$1,581,900 primarily attributable to dividend payment.

For the year ended December 31, 2024, our Group had no cash used in financing activities.

Cash flow sufficiency

MEGL believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this Annual Report.

Capital Expenditures

Our Group did not incur any capital expenditure for the years ended December 31, 2022 and the year ended December 31, 2024.

For the year ended December 31, 2023, we incurred capital expenditure of HK$1,904,972 related to the purchase of motor vehicles.

Long-term investment

As of December 31, 2024, our Group had no long-term investments as we have redeemed long-term investments as of December 31, 2023 during the year.

As of December 31, 2023, long-term investments represented:

(i)	HK$14,500,000 (US$1,856,380) in a private company (“Company A”), representing 4.99% equity ownership of Company A, in which the Company does not have any significant influence and such investment does not have readily determinable fair value. Company A is a provider of SCM services that specialize in the apparel industry and the construction materials industry, delivering a one-stop solution to its customers for a broad range of apparel and construction materials where its solutions are customized to meet its clients’ specific needs.

(ii)	HK$8,500,000 (US$1,088,223) in a private company (“Company B”), representing 3.0% equity ownership of Company B, in which the Company does not have any significant influence and such investment does not have readily determinable fair value. Company B operates an e-commerce platform in Hong Kong.

(iii)	HK$15,647,738 (US$1,999,200) in an investment fund, in which the Company does not have any significant influence and such investment does not have readily determinable fair value. The investment fund invests in a highly diversified portfolio of revenue sharing contracts of small businesses.

(iv)	HK$1,963,000 (US$250,000) in SAFE note of a private company (“Company C”) in which the Company does not have any significant influence and such investment does not have readily determinable fair value. Company C is an AI company dedicated to bettering insights through technology and application of AI.

Contractual obligations

The following tables summarized the contractual obligations of the Company as of December 31, 2024:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	1,411,265	3,227,400	-	-	-
Total contractual obligation	1,411,265	3,227,400	-	-	-

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	181,684	415,490	-	-	-
Total contractual obligation	181,684	415,490	-	-	-

As of December 31, 2024, we did not have any capital expenditure commitment.

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

Fair value measurement and impairment on the investment accounted for using the measurement alternative

We record equity investments without significant influence and readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known. We assess the impairment on the investment accounted for using the measurement alternative on a semi-annual basis, and the assumptions and judgement used in establishing the impairment are evaluated regularly. When an event occurs or circumstances change that indicate the investment accounted for using the measurement alternative may be impaired, we assess qualitative factors to determine whether the fair value of the investment is less than its carrying amount. If the carrying value of the investment accounted for using the measurement alternative is above its fair value, an impairment loss is recognized in an amount equal to the excess. For the year ended December 31, 2022, 2023 and 2024, the Group recorded impairment on investment of nil, HK$1,963,000 and nil, respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age	Position
Mr. Wai Ho Chan	43	Director, chairman of the Board
Mr. Sze Hon, Johnson Chen	43	Director, chief executive officer
Ms. Yau Ting Tai	45	Chief financial officer
Mr. Yiu Sing Chan	46	Independent Director
Mr. Chi Wai Siu	43	Independent Director
Ms. Ka Lee Lam	41	Independent Director

Mr. Wai Ho Chan, aged 43 is our Director and chairman of the board. Mr. Chan is a co-founder of the Group. Mr. Chan also serves as a director of GFHL, GCL, GIL, MEIL and GCSL. Mr. Chan has more than 20 years of experience in investment banking and accounting industry. Prior to the establishment of our Group, Mr. Chan had worked in the corporate finance division of CCB International Capital Limited for about nine years from January 2008 to August 2016, with his last position as director of corporate finance. Prior to joining CCB International Capital Limited, Mr. Chan had worked as an auditor at international audit firms from September 2003 to December 2007. Mr. Chan is a Chartered Financial Analyst (“CFA”), a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”), and a fellow member of the Association of Chartered Certified Accountants (“FCCA”). Mr. Chan graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy in December 2003.

Mr. Sze Hon, Johnson Chen, aged 43, is our Director and chief executive officer. Mr. Chen also serves as a director of GFHL, GCL, GIL, MEIL and GCSL. Mr. Chen has more than 19 years of experience in investment banking and auditing services. Prior to the establishment of our Group, Mr. Chen had worked in the corporate finance division of Guotai Junan Capital Limited for more than 8 years from 2008 to 2016. Prior to joining Guotai Junan Capital Limited, Mr. Chen had worked as an auditor in KPMG from 2004 to 2007. Mr. Chen is a CFA, Certified Financial Risk Manager, a member of the HKICPA and American Institute of Certified Public Accountants (“AICPA”) and a FCCA. Mr. Chen graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy and minors in Economics and French Studies in 2004.

Ms. Yau Ting Tai, aged 45, is our chief financial officer. She joined us in September 2016 since our establishment and is primarily responsible for our accounting, financial and treasury management, internal control and compliance function. Prior to joining our Group, from February 2008 to March 2015, Ms. Tai served as the chief financial officer at Exceed Company Limited (a company listed on the Nasdaq) where she was mainly responsible for the accounting, financial management, internal control and investor relation. From November 2004 to February 2008, Ms. Tai worked as an auditor at Ernst & Young. Ms. Tai has been a member of the AICPA since August 2007 and a member of CPA Australia since April 2009. Ms. Tai graduated from the University of Toronto with a Bachelor’s degree in Applied Science in 2002 and a Master’s degree in Applied Science in 2004.

Mr. Yiu Sing Chan, aged 46, is our independent director and is the chairman of the audit committee and is a member of the compensation committee and nominating and corporate governance committee. Mr. Chan has over 16 years of experience in audit, investment, accounting and finance. He joined an international audit firm in February 2006 and was an audit manager of such audit firm until May 2012 prior to joining Best Pacific International Holdings Limited as chief financial officer since February 2013. Best Pacific International Holdings Limited was listed on the Stock Exchange (stock code: 2111) in May 2014, and Mr. Chan was appointed as chief financial officer and company secretary since January 2014 and as executive director since February 2021. Mr. Chan graduated from the University of New South Wales in Australia with a master’s degree in commerce in June 2005 and a bachelor’s degree in accounting and finance in October 2003. He has been a member of the HKICPA since September 2009.

Mr. Chi Wai Siu, aged 43, is our independent Director and is the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee. Mr. Siu has over 15 years of experience in investment banking, transaction advisory and valuation fields. From October 2005 to April 2008, Mr. Siu began his career as a financial analyst with Canada’s Ministry of Finance. Between September 2008 and December 2010, Mr. Siu worked as a Senior Analyst in GCA Professional Services Group, a financial advisory firm providing valuation, advisory, mining and mineral consultancy as well as corporate services. From December 2010 to December 2014, Mr. Siu worked as an Associate Director in the Investment Banking Division at Daiwa Capital Markets Hong Kong Limited. From January 2015 to December 2015, Mr. Siu joined UBS AG as a director where he originated and executed public and private fundraising transactions. In January 2016, Mr. Siu founded and worked as the chief executive officer of Impressed Technology Limited, which operates an on-demand, door-to-door pickup and delivery dry cleaning and laundry online platform in Hong Kong. Since January 2021, Mr. Siu has re-joined GCA Professional Service Group as the chief executive officer. Mr. Siu graduated from the University of Toronto in commerce in 2005 and is a CFA and a member of AICPA.

Ms. Ka Lee Lam, aged 41, is our independent Director and is chairlady of the nominating and corporate governance committee, a member of the audit committee and compensation committee. Ms. Lam has over 10 years of experience in business management, investment banking and operation control. From June 2009 to October 2011, Ms. Lam worked in the operations department at Bank of America Merrill Lynch. From October 2011 to August 2012, Ms. Lam worked as an analyst at Barclays Capital Asia Ltd. From September 2012 to August 2016, Ms. Lam worked in the operations department at ABN AMRO Clearing Hong Kong Limited. From June 2016 to September 2019, Ms. Lam served as an executive director of Huisheng International Holdings Limited (HKSE: 01340). From October 2019 to November 2020, Ms. Lam was the head of operations of Black Marble Securities Limited. Since June 2023, Ms. Lam has been an executive director of GBA Holdings Limited (HKSE: 261). Ms. Lam obtained a Bachelor of Business (Accounting) degree from Swinburne University of Technology in Australia in April 2008.

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

For the years ended December 31, 2024 and 2023, we paid an aggregate of HK$8,360,000 (US$1,076,252) and HK$5,760,000, respectively, in cash (including salaries, bonus and mandatory provident fund) to our Directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

C. Board Practices.

Board of Directors

Our board of directors consists of 5 Directors, comprising 2 executive directors and 3 independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Memorandum and Articles of Association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Set out below is the board diversity matrix as of the date of this Annual Report:

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Class A ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

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

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, we had no outstanding equity awards.

Clawback Policy

On October 30, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For the year ended December 31, 2024, we had not sought any recoupment of incentive compensation of the Covered Executives.

D. Employees.

As of December 31, 2024, we had 8 employees, comprising of 2 management personnel, 2 finance, administrative and compliance staff and 4 project execution staff.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute.

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our shares as of the date of this Annual Report by our officers, directors, and 5% or greater beneficial owners of shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our shares. Holders of our Class A ordinary shares are entitled to one (1) vote per share and holders of our Class B ordinary shares are entitled to twenty (20) votes per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

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

	Class A Number	Class B Number	%	Percent of Total Voting Power %
Directors and Executive Officers:
Mr. Wai Ho Chan(1)	997,500	600,000	31.5%	54.0%
Mr. Sze Hon, Johnson Chen	640,750	400,000	20.6%	35.9%
Ms. Yau Ting Tai(1)	—	—	—	—
Mr. Yiu Sing Chan	—	—	—	—
Mr. Chi Wai Siu	—	—	—	—
Mr. Ka Lee Lam	—	—	—	—
Directors and executive officers as a group	1,638,250	1,000,000	52.1%	89.9%

5% principal shareholders:
Mr. Wai Ho Chan(1)	997,500	600,000	31.5%	54.0%
Mr. Sze Hon, Johnson Chen	640,750	400,000	20.6%	35.9%

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

For the years ended December 31, 2024, 2023 and 2022, we declared and paid dividend of nil, HK$1,581,900 and HK$4,000,000, respectively in relation to our retained profit.

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

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Hong Kong subsidiaries.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Annual Report, we are authorized to issue a maximum of (i) 280,000,000 Class A ordinary shares with no par value each; (ii) 20,000,000 Class B ordinary shares with no par value each; and (iii) 300,000,000 non-voting ordinary shares with no par value each.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our third amended and restated memorandum and articles of association filed on December 5, 2024 (“Memorandum and Articles of Association”).

The following are summaries of material provisions of our Memorandum and Articles of Association as they relate to the material terms of our shares.

Ordinary shares

General

All of our issued shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their shares. As at the date of this Annual Report, there are 4,064,050 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding, respectively.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A ordinary shares and Class B ordinary shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Distributions

The holders of our shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each holder of Class A ordinary share who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Class A ordinary share which such shareholder holds; each holder of Class B ordinary share who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have twenty (20) votes for each Class B ordinary share which such shareholder holds; and holder of non-voting ordinary share shall not be entitled to vote on any and all matters. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles of Association do not provide for cumulative voting.

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

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third (1/3) of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place, and at the adjourned meeting those who present within one hour from the time appointed for the meeting in person or by proxy entitled to vote on the matters to be considered by the meeting shall constitute a quorum but otherwise the meeting shall be dissolved. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

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

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new shares under either BVI law or our Memorandum and Articles of Association.

Transfer of shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the shares unless the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

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

Calls on Shares and forfeiture of shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption of shares

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

Inspection of books and records

Under BVI Law, holders of our shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

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

Issuance of additional shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional shares from authorized but unissued ordinary shares, to the extent available, from time to time as our board of directors shall determine.

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

E. Taxation.

The following summary of the material BVI, Hong Kong and U.S. federal income tax consequences of an investment in or ownership of our shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences regarding investing investment in our shares, such as the tax consequences under state, local and other tax laws.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our shares pursuant to this offering and hold such shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in such shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our shares.

Persons considering an investment in our shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

If we are a PFIC in any taxable year during which a U.S. Holder owns our shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our shares. If the election is made, the U.S. Holder will be deemed to sell our shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

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

Our Class A ordinary shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Class A ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A ordinary shares.

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

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our shares, the consequences to them of an investment in a PFIC, any elections available with respect to the shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our ordinary shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

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

The Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,369) if the bank with which an individual/a company hold its eligible deposit fails. With effect from 1 October 2024, the protection limit has been increased to HK$800,000 (approximately US$102,991). As of December 31, 2024, cash balance of HK$127,511,687 (US$16,415,630) was maintained at financial institutions in Hong Kong and an aggregate of HK$3,229,557 were insured by the Hong Kong Deposit Protection Board.

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

The unutilized net proceeds received from our IPO were mainly kept as bank deposits. As of December 31, 2024, we had utilized approximately US$5.9 million and approximately US$5.2 million for strengthening of our corporate finance advisory business and other general corporate purposes, respectively.

As disclosed in the Annual Report for the year ended December 31, 2023, we plan to use the net proceeds of the offering as follows:

●	Approximately 50% for strengthening of our corporate finance advisory business in Hong Kong and expanding market presence in other international capital markets, in particular the US;
●	Approximately 50% to fund working capital and for other general corporate purposes.

We intend to use the remainder of the proceeds from our IPO as disclosed above.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2023 and 2024.

	2023	2024	2024
	HK$	HK$	US$
Audit Fees	972,967	753,467	97,000
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	972,967	753,467	97,000

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

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted the “Statement of Policy Concerning Trading in Company Securities” governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any Nasdaq rules applicable to the Company upon its listing in August 2022.

ITEM 16K. CYBERSECURITY

The Company recognizes the importance of assessing, identifying and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy and security laws.

We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption, and security awareness campaigns, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage third-party consultants and specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

For the year ended December 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into our management team, which includes our directors and chief financial officer. We also utilize third-party service providers who are responsible for monitoring, detecting and assessing cybersecurity risks and incidents. These third-party service providers are also used for certain IT-related services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency.

Our third-party service providers currently comprise IT professionals with expertise in risk management, cybersecurity, and information technology. These individuals have, and any future individuals are expected to have credentials relevant to their role, which includes prior experience working in similar roles and formal education. The third-party service providers are also expected to keep abreast of cybersecurity best practices and procedures. The third-party service providers are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy.

As we do not have a dedicated board committee solely focused on cybersecurity, our full board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by our management team, the third-party service providers and approved by our management. The board receives reports from our third-party service providers should any irregularities relating to cybersecurity noted.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Third Amended and Restated Memorandum and Articles of Association of the Company filed on December 5, 2024

2.2**	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on August 10, 2022)

8.1*	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-264575) filed April 29, 2022)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAGIC EMPIRE GLOBAL LIMITED

Date: April 14, 2025	By:	/s/ Sze Hon, Johnson Chen
	Name:	Sze Hon, Johnson Chen
	Title:	Chief Executive Officer

MAGIC EMPIRE GLOBAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Empire Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magic Empire Global Limited (the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 14, 2025

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
Current assets:
Cash	92,407,813	127,511,687	16,415,630
Accounts receivable	2,302,436	1,794,218	230,984
Interest receivables	449,550	449,605	57,881
Deposits and prepayments	1,096,249	885,448	113,991
Total current assets	96,256,048	130,640,958	16,818,486

Non-current assets:
Property and equipment, net	1,695,006	1,314,011	169,163
Right-of-use assets	1,658,382	4,188,215	539,183
Long-term investment	38,647,738	—	—
Total non-current assets	42,001,126	5,502,226	708,346
Total assets	138,257,174	136,143,184	17,526,832

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	1,079,000	693,234	89,246
Contract liabilities	1,164,000	1,644,000	211,645
Operating lease liabilities	1,746,317	1,204,436	155,057
Total current liabilities	3,989,317	3,541,670	455,948

Non-current liabilities:
Operating lease liabilities	—	3,063,509	394,390
Total non-current liabilities	—	3,063,509	394,390
Total liabilities	3,989,317	6,605,179	850,338

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, 600,000,000 ordinary shares authorized without par value, 5,064,050 shares outstanding as of December 31, 2023 *	15,826	—	—
Ordinary Shares, 600,000,000 ordinary shares authorized without par value comprising:
4,064,050 Class A ordinary shares issued and outstanding as of December 31, 2024*	—	12,701	1,635
1,000,000 Class B ordinary shares issued and outstanding as of December 31, 2024*	—	3,125	402
Additional paid-in capital	138,662,858	138,662,858	17,851,212
Accumulated deficit	(4,410,827)	(9,140,679)	(1,176,755)
Total shareholders’ equity	134,267,857	129,538,005	16,676,494
Total liabilities and shareholders’ equity	138,257,174	136,143,184	17,526,832

*	Giving retroactive effect to the share combination at a ratio of 4:1 effected on February 6, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	2022	2023	2024	2024
	HK$	HK$	HK$	US$
REVENUE	11,198,252	13,792,030	12,784,230	1,645,819

OPERATING EXPENSES:
Selling, general and administrative expenses	(15,700,930)	(16,604,828)	(23,009,770)	(2,962,236)
Total operating expenses	(15,700,930)	(16,604,828)	(23,009,770)	(2,962,236)

LOSS FROM OPERATIONS	(4,502,678)	(2,812,798)	(10,225,540)	(1,316,417)

OTHER INCOME (EXPENSE)
Interest income	1,058,222	4,258,450	4,450,922	573,004
Other income	216,000	172,832	—	—
Gain on sale of investment	—	—	1,105,998	142,384
Other expenses	(232,002)	(139,296)	(61,232)	(7,883)
Loss due to mark-to-market for a derivative asset	—	(1,963,000)	—	—
Total other income, net	1,042,220	2,328,986	5,495,688	707,505

LOSS BEFORE INCOME TAXES	(3,460,458)	(483,812)	(4,729,852)	(608,912)
INCOME EXPENSES	(381,820)	—	—	—

NET LOSS	(3,842,278)	(483,812)	(4,729,852)	(608,912)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	4,269,028	5,064,050	5,064,050	5,064,050
Diluted*	4,269,028	5,064,050	5,064,050	5,064,050

EARNINGS (LOSS) PER SHARE
Basic*	(0.90)	(0.10)	(0.93)	(0.12)
Diluted*	(0.90)	(0.10)	(0.93)	(0.12)

*	Giving retroactive effect to the share combination at a ratio of 4:1 effected on February 6, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Ordinary shares Class A		Ordinary shares Class B		Additional	Retained earnings (Accumulated
	Shares*	Amount	Shares*	Amount	Shares*	Amount	paid-in	deficit)	Total
		HK$		HK$		HK$	Capital	HK$	HK$
BALANCE, January 1, 2022	3,750,000	11,700	—	—	—	—	—	5,497,163	5,508,863
Net loss	—	—	—	—	—	—	—	(3,842,278)	(3,842,278)
Issuance of ordinary shares upon IPO, net	1,250,000	3,925	—	—	—	—	138,662,858	—	138,666,783
Exercise of warrants	64,050	201	—	—	—	—	—	—	201
Dividend distribution	—	—	—	—	—	—	—	(4,000,000)	(4,000,000)

BALANCE, December 31, 2022	5,064,050	15,826	—	—	—	—	138,662,858	(2,345,115)	136,333,569

Net loss	—	—	—	—	—	—	—	(483,812)	(483,812)
Dividend distribution	—	—	—	—	—	—	—	(1,581,900)	(1,581,900)

BALANCE, December 31, 2023	5,064,050	15,826	—	—	—	—	138,662,858	(4,410,827)	134,267,857

Net loss	—	—	—	—	—	—	—	(4,729,852)	(4,729,852)
Re-designation of ordinary shares into Class A and Class B ordinary shares	(5.062,050)	(15,826)	4.064,050	12,701	1,000,000	3,125	—	—	—

BALANCE, December 31, 2024	—	—	4,064,050	12,701	1,000,000	3,125	138,662,858	(9,140,679)	129,538,005
		US$		US$		US$	US$	US$	US$
BALANCE, December 31, 2024	—	—	4,064,050	1,635	1,000,000	402	17,851,212	(1,176,755)	16,676,494

*	Giving retroactive effect to the share combination at a ratio of 4:1 effected on February 6, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2022	2023	2024	2024
	HK$	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,842,278)	(483,812)	(4,729,852)	(608,912)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	62,683	209,966	380,995	49,049
Amortization of right-of-use asset	1,895,294	1,895,294	1,719,081	221,311
Impairment loss on long-term investment	—	1,963,000	—	—
Gain on sales of long-term investment	—	—	(1,105,998)	(142,384)
Interest of lease liabilities	232,002	139,296	61,232	7,883
Deferred tax (benefit) expense	391,820	—	—	—
Change in operating assets and liabilities
Accounts receivables	3,192,306	(314,033)	508,218	65,427
Interest receivables	(515,287)	65,737	(55)	(7)
Deposits and prepayments	2,576	(45,555)	210,801	27,138
Tax recoverable	(587,834)	587,834	—	—
Accruals and other payables	741,339	10,815	(385,766)	(49,663)
Contract liabilities	(196,572)	(1,890,032)	480,000	61,794
Operating lease liabilities	(2,044,020)	(2,044,020)	(1,788,518)	(230,251)
Taxes payable	(242,393)	—	—	—
Net cash provided by (used in) operating activities	(910,364)	94,490	(4,649,862)	(598,615)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other receivables – related parties	(96,700)	96,700	—	—
Purchase of property and equipment	—	(1,904,972)	—	—
Payment for long-term investment	(14,500,000)	(26,110,738)	(8,500,000)	(1,094,275)
Redemption of long-term investment	—	—	48,253,736	6,212,101
Net cash used in (provided by) investing activities	(14,596,700)	(27,919,010)	39,753,736	5,117,826

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from IPO, net	140,537,759	—	—	—
Dividend distribution	(4,000,000)	(1,581,900)	—	—
Other payables – related parties	(10,903,300)	—	—	—
Net cash provided by (used in) financing activities	125,634,459	(1,581,900)	—	—

NET CHANGE IN CASH	110,127,395	(29,406,420)	35,103,874	4,519,211
CASH AT BEGINNING OF YEAR	11,686,838	121,814,233	92,407,813	11,896,419

CASH AT END OF YEAR	121,814,233	92,407,813	127,511,687	16,415,630

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	820,227	—	—	—
Cash received from tax refund	—	587,834	—	—
Cash paid for interest	—	—	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Supplemental schedule of non-cash investing and financing activities:
Deferred IPO costs recognized as additional paid-in capital	1,870,775	—	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	—	4,248,914	546,998

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

The Company and its subsidiaries (collectively referred to as the “Group”) provide financial services in Hong Kong which principally engages in the provision of corporate finance advisory services and corporate services.

As of December 31, 2024, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activity
Giraffe Financial Holdings Limited (“GFHL”)	Hong Kong June 24, 2016	HK$10,000	100% owned by MEGL	Investment holding

Giraffe Capital Limited (“GCL”)	Hong Kong June 28, 2016	HK$10,000,000	100% owned by GFHL	Providing advisory services for the company to be listed in the public offerings and advising companies on corporate finance

Giraffe Investment Limited (“GIL”)	Hong Kong September 22, 2022	HK$100	100% owned by GFHL	Investment holding

Magic Empire Investment Limited (“MEIL”)	Hong Kong September 22, 2022	HK$100	100% owned by GFHL	Investment holding

Giraffe Corporate Services Limited (“GCSL”)	Hong Kong August 3, 2023	HK$100	100% owned by GFHL	Providing corporate services

The Group is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services. The service offerings mainly comprise the following:

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

Financial advisory (“FA”) services: The Group acts as a financial advisor (i) to clients to advise them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework including the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (ii) to clients pursuing listing on other stock exchange

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

Recent Business Development

On November 29, 2024, the shareholders of the Company resolved and approved to amend the maximum number of shares the company was authorized to issue to become 600,000,000 shares, with no par value, each divided into (i) 280,000,000 Class A ordinary shares; (ii) 20,000,000 Class B ordinary shares; and (iii) 300,000,000 non-voting ordinary shares with no par value each. Each of the Class A ordinary share and Class B ordinary share has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to twenty votes on any resolutions.

On December 5, 2024, the Company filed the Third Amended and Restated Memorandum of Association with the Registrar of the British Virgin Islands. The change from ordinary shares to Class A ordinary shares was reflected with the Nasdaq Capital Market and in the marketplace on January 28, 2025.

On February 6, 2025, the Company effected a share combination of its shares at a ratio of four (4) shares into one (1). On February 18, 2025, the Company’s Class A ordinary shares began trading on the Nasdaq on a post-share combination basis. The number of outstanding Class A ordinary shares were reduced from 16,256,099 Class A ordinary shares to 4,064,050 Class A ordinary shares and the number of outstanding Class B ordinary shares were reduced from 4,000,000 to 1,000,000 Class B ordinary shares.

All Class A and Class B ordinary share and per Class A and per Class B ordinary share amounts used elsewhere in this Annual Report and the consolidated financial statements have been retroactively adjusted to reflect the reverse split.

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

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7677, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

Cash

Cash mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of December 31, 2024 and 2023, the Group did not have any cash equivalents. The Group maintains bank accounts in Hong Kong.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivables

Accounts receivables are stated at the original amount less an allowance for credit losses.

Accounts receivables are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, replacing the previous incurred loss impairment model, which makes allowances when there is substantial doubt as to the collectability and a loss is determined to be probable.

The Group adopts the current expected credit loss model (“CECL model”) to estimate the expected credit losses, which is determined by multiplying the probability of default. In determining the probability of default, the Group mainly considers factors such as aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current market conditions, as well as reasonable and supportable forecasts of future economic conditions. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of January 1, 2023. Accounts receivable balances are written off after all collection efforts have been exhausted.

Accounts receivables mainly represent amounts due from clients for corporate finance services which are recorded net of allowance for the Group’s credit losses. The group does not grant credit terms to the clients. Under ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), the Group adopted the expected loss approach using macroeconomic forecasts, referred to as a current expected credit losses (“CECL”) methodology. The allowance for credit losses reflects the Group’s estimated expected losses. The Group estimates the allowance for credit losses, mainly based on past collection experience as well as consideration of current and future economic conditions and changes in the Group’s collection trends. The Group estimates the expected credit losses for accounts receivables with similar risk characteristics on a pool basis. For each pool, the Group first estimates its recovery period based on relevant historical accounts receivables collection information. Then the Group estimates the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. Accounts receivables are written off when there is no reasonable expectation of recovery. Subsequent recoveries of amounts previously written off are credited against the same line item. As of December 31, 2024 and 2023, the allowance for credit losses was nil.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2023, management believes that the Group’s prepayments and deposits are not impaired.

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

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2024, 2023 and 2022, no impairment of long-lived assets was recognized.

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

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024, 2023 and 2022, the Group did not have any impairment loss against its operating lease right-of-use assets.

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

During the year ended December 31, 2024, the Group has new investment of HK$8,500,000 (US$1,094,275), redeemed all the investment of HK$48,253,736 (US$6,212,101) with a net gain on sale of investment of HK$1,105,998 (US$142,384).

The following tables present information about the Group’s assets that were measured at fair value on a recurring basis as of December 31, 2024 and 2023 and indicate the fair value hierarchy of the valuation techniques the Group utilized to determine such fair value.

		Quoted	Significant	Significant
		Prices	Other	Other
		In Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
	HK$	HK$	HK$	HK$
Assets: -
Non-marketable equity securities	—	—	—	—

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

		Quoted	Significant	Significant
		Prices	Other	Other
		In Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	HK$	HK$	HK$	HK$
Assets: -
Non-marketable equity securities	38,647,738	—	—	38,647,738

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

The Group is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services. The service offerings mainly comprise the following:

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

In some cases, the Group is entitled to the discretionary bonus only upon listing, amount of which is to be decided by the clients. The Group accounts for the discretionary bonus as variable consideration. The amount of such variable consideration should not be included in the transaction price, since it is not probable that a significant reversal of cumulative revenue recognized will occur resulting from a change in estimate of the consideration the Group will receive upon client’s listing. The Group will recognize the revenue of the discretionary bonus at each reporting date when the uncertainty is resolved. During the year ended December 31, 2023, the Group received HK$1,500,000 of discretionary bonus. No such bonus was received for the year ended December 31, 2024.

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

The entire service fee from clients is non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the IFA services involve a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes that the IFA services to be accounted for as a single performance obligation. The entire transaction prices of IFA services are allocated to a single performance obligation and the fees received upon signing the contract and upon issuance of circular which contains IFA letter, is recognized at the point the issue of circular on the Stock Exchange because it is the time that the scope of work for acting as an IFA such as carrying out due diligence, preparation of IFA letter to independent board committee and independent shareholders, and replying to queries from the Stock Exchange and/or the SFC are completed. For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts.

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

The entire service fee from clients is non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the preparation stage of a listing application involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes the stage of submission of listing application as the first performance obligation and recognizes the revenue from upfront payment and fee received upon submission of listing application together at the time of submission of listing application. In some cases, the payment upon signing of the contract is for FA services (i) up to a time limit (which is stated in the contract); or (ii) upon the submission of a listing application, whichever is earlier. In the case when the time is reached without a submission of listing application being made, the Group concludes this time as the first performance obligation and recognizes revenue from upfront payment and fee received accordingly. For projects which the Group receives upfront payment upon signing the contract, but no listing application is submitted by the expiry of the contract, the Group recognizes revenue from the upfront payment at the lapse of contract.

For service fee received upon listing, which is the third performance obligation, revenue is recognized upon completion of the FA service, which is evidenced by listing of the clients.

In some cases, the Group is entitled to the discretionary bonus only upon listing, amount of which is to be decided by the clients. The Group accounts for the discretionary bonus as variable consideration. The amount of such variable consideration should not be included in the transaction price, since it is probable that a significant reversal of cumulative revenue recognized will occur resulting from a change in estimate of the consideration the Group will receive upon client’s listing. The Group will recognize the revenue of the discretionary bonus at each reporting date when the uncertainty is resolved. During the year ended December 31, 2024 and 2023, the Group received discretionary bonus of HK$2,500,000 (US$321,846) and nil, respectively.

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

MAGIC EMPIRE GLOBAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Revenue:
IPO Sponsorship services	1,600,000	4,500,000	400,000	51,495
FA and IFA services	5,035,000	7,105,000	11,730,000	1,510,100
Corporate services	—	200,000	—	—
CA services	4,563,252	1,987,030	654,230	84,224
	11,198,252	13,792,030	12,784,230	1,645,819

Revenue disaggregated by timing of revenue recognition for 2024, 2023 and 2022 is disclosed in the table below:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Point in time	6,635,000	11,605,000	12,130,000	1,561,595
Over time	4,563,252	2,187,030	654,230	84,224
	11,198,252	13,792,030	12,784,230	1,645,819

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. As of December 31, 2024 and 2023, all contracts of the Group were with an original expected duration within one year.

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

For the years ended December 31, 2024, 2023 and 2022, the Group recognized government grants of nil, nil and HK$216,000, respectively, net in the consolidated statements of operations. As confirmed by the ESS, GCL is not required to return any subsidiary or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding. No such government grant was incurred in 2023 and 2024.

For the year ended December 31, 2024, the Group has new investment of HK$8,500,000 (US$1,094,275), redeemed all the investment of HK$48,253,736 (US$6,212,101) with a net gain on sale of investment of HK$1,105,998 (US$142,384).

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,862).

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the years ended December 31, 2024, 2023 and 2022, the total amount charged to the consolidated statements of operations in respect of the Group’s costs incurred on the Mandatory Provident Fund Scheme were HK$286,900 (US$36,936), HK$282,650 and HK$317,758, respectively.

Income tax

MEGL is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by MEGL and the Company’s subsidiaries in Hong Kong to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

GCL, GIL, MEIL, GCSL and GFHL are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2018 to 2024 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024, 2023 and 2022.

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

Segment reporting

To adopt the new ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures, which requires that an entity report segment information in accordance with Topic 280, Segment Reporting. The amendment in the ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023.

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

The Group’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as consolidated net loss on the statement of operations, after taking into account the Group’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., general and administrative expenses) at the consolidated level to manage the Group’s operations. The following table presents the significant revenue and expense categories in the Group’s single operating segment:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Revenue from external customers	11,198,252	13,792,030	12,784,230	1,645,819
Staff costs	(9,370,621)	(9,715,985)	(15,221,050)	(1,959,531)
General and administrative expenses	(6,330,309)	(6,888,843)	(7,788,720)	(1,002,705)
Other segment income (expenses)	1,042,220	2,331,986	5,495,688	707,505
Net loss of single operating segment	(3,460,458)	(480,812)	(4,729,852)	(608,912)

Earnings (loss) per Share

The Group computes earnings per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis.

Basic EPS is measured as net income (loss) divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2023, and 2024, there were no dilutive shares.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,369) if the bank with which an individual/a company hold its eligible deposit fails. With effect from 1 October 2024, the protection limit has been increased to HK$800,000 (approximately US$102,991). As of December 31, 2024, cash balance of HK$127,511,687 (US$16,415,630) was maintained at financial institutions in Hong Kong and an aggregate of HK$3,229,557 (approximately US$415,767) were insured by the Hong Kong Deposit Protection Board.

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

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2022	2022	2023	2023	2024	2024	2024	2024
	HK$		HK$		HK$		US$
Customer A	—	—	1,600,000	11.6%	—	—	—	—
Customer B	—	—	1,400,000	10.2%	1,400,000	11.0%	180,234	11.0%
Customer C	—	—	—	—	3,250,000	25.4%	418,399	25.4%
Customer D	—	—	—	—	2,050,000	16.0%	263,913	16.0%
Customer E	—	—	—	—	1,800,000	14.1%	231,729	14.1%
Customer F	1,600,000	14.3%	3,900,000	28.3%	—	—	—	—
Customer G	1,500,000	13.4%	—	—	—	—	—	—
	3,100,000	27.7%	6,900,000	50.1%	8,500,000	66.5%	1,094,275	66.5%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2022	2022	2023	2023	2024	2024	2024	2024
	HK$		HK$		HK$		US$
Customer A	—	—	—	—	—	—	—	—
Customer B	—	—	—	—	—	—	—	—
Customer C	—	—	—	—	—	—	—	—
Customer D	600,000	30.2%	—	—	180,000	10.0%	23,173	10.0%
Customer E	—	—	—	—	800,000	44.6%	102,991	44.6%
Customer F	—	—	—	—	—	—	—	—
Customer G	—	—	—	—	—	—	—	—
Customer H	—	—	819,940	35.6%	435,588	24.3%	56,077	24.3%
Customer I	—	—	842,496	36.6%	—	—	—	—
Customer J	336,403	16.9%	—	—	—	—	—	—
Customer K	500,000	25.1%
	1,436,403	72.2%	1,662,436	72.2%	1,415,588	78.9%	182,241	78.9%

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

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Group adopted ASU 2023-07 for the year beginning on January 1, 2024. The adoption of ASU 2023-07 does not have a material impact on the Group’s consolidated financial statements.

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

In November 2024, the FASB ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). which enhances the disclosures required for expense disaggregation in the Company’s annual and interim consolidated financial statements. ASU 2024-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently assessing the impact of the adoption of this standard on its consolidated financial statements disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and statements of cash flows.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. DEPOSITS AND PREPAYMENTS

Deposits and prepayments consist of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Prepaid rent	170,335	—	—
Prepaid building management fee	31,557	32,633	4,201
Prepaid governmental rent and rates	56,950	53,550	6,894
Rental deposit	681,340	516,384	66,478
Deposit on building management fee	103,276	130,532	16,804
Refund of rental deposit	—	141,100	18,165
Others	52,791	11,249	1,449
Total	1,096,249	885,448	113,991

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Leasehold improvement	1,758,217	1,758,217	226,350
Furniture and fixtures	292,724	292,724	37,685
Motor vehicles	1,904,972	1,904,972	245,242
Office equipment	108,995	108,995	14,032
Total	4,064,908	4,064,908	523,309
Less: Accumulated depreciation	2,369,902	2,750,897	354,146
Net book value	1,695,006	1,314,011	169,163

Depreciation expenses recognized for the years ended December 31, 2024, 2023 and 2022 were HK$380,995 (US$49,049), HK$209,966 and HK$62,683, respectively.

5. RIGHT-OF-USE ASSETS AND OPERATING LIABILITIES

As of December 31, 2024, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Central, Hong Kong	3 years from November 16, 2024 to November 15, 2027

(a)	Amounts recognized in the consolidated balance sheet:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Right-of-use assets	1,658,382	4,188,215	539,183

Operating lease liabilities
Current	1,746,317	1,204,436	155,057
Non-current	—	3,063,509	394,390
	1,746,317	4,267,945	549,447

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	RIGHT-OF-USE ASSETS AND OPEARTING LEASE LIABILITIES (cont.)

(b)	A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	1,895,294	1,895,294	1,719,081	221,311
ROU assets obtained in exchange for operating lease liabilities	—	—	4,248,914	546,998
Interest of lease liabilities	232,002	139,296	61,232	7,883
Cash paid for operating leases	2,044,020	2,044,020	1,788,518	230,251

(c)	The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of December 31, 2024:

	Twelve months ended December 31,
	HK$	US$

2025	1,411,265	181,684
2026	1,721,280	221,594
2027	1,506,120	193,895

Total future lease payments	4,638,665	597,173
Less: imputed interest	(370,720)	(47,726)
Present value of lease obligation	4,267,945	549,447

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2024 and 2023 was 5.375% and 5.000%, respectively.

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

	Long-term Investments	Total	Total
	HK$	HK$	US$
Balance as of January 1, 2022	—	—	—
Addition	14,500,000	14,500,000	1,866,704

Balance as of December 31, 2022 and January 1, 2023	14,500,000	14,500,000	1,866,704
Addition	26,110,738	26,110,738	3,361,450
Loss due to mark-to-market of a derivative asset	(1,963,000)	(1,963,000)	(252,713)
Balance as of December 31, 2023 and January 1, 2024	38,647,738	38,647,738	4,975,442
Addition	8,500,000	8,500,000	1,094,275
Redemption of investments	(48,253,736)	(48,253,736)	(6,212,101)
Gain on sale of investments	1,105,998	1,105,998	142,384

Balance as of December 31, 2024	—	—	—

As of December 31, 2024, the Group has no long-term investment. As of December 31, 2023 and 2022, the Group has an investment of HK$14,500,000 in a private company (“Company A”), representing 4.99% equity ownership of Company A, in which the Group does not have any significant influence and such investment does not have readily determinable fair value.

In January 2023, the Group made an investment of HK$8,500,000 (US$1,094,275) in a private company (“Company B”), representing 3.0% equity ownership of Company B, in which the Group does not have any significant influence and such investment does not have readily determinable fair value. Company B operates an e-commerce platform in Hong Kong.

In January 2023, the Group made an investment of HK$15,647,738 (US$2,014,462) into an investment fund which invests in a highly diversified portfolio of revenue sharing contracts of small businesses. Such investment does not have readily determinable fair value and is recorded at cost less impairment, if any.

In June 2023, the Group made an investment of HK$1,963,000 (US$253,000) in Simple agreement for future equity (“SAFE”) of a private company (“Company C”) in which the Group does not have any significant influence. Company C is an AI company dedicated to bettering insights through technology and application of AI. SAFEs are commonly used instruments that allow early investors to invest in a startup company, in exchange for the anticipated potential of future equity, in terms of preferred stock, at some undefined date in the future, when the first priced preferred stock financing round occurs. This is not a transaction of a creditor, but rather that of an early equity investor. Considering the substance and reality of that (i) the SAFE holders could never force redemption of their SAFEs (nor accrual of interest or maturity), (ii) the SAFE holders do not have any significant influence, and (iii) the conversion does not meet the fixed-for-fixed criterion under ASC 815-40, the Group considers that SAFE should be accounted for as a derivative asset.

The Company has performed the investment analysis, the equity investment is determined as equity investment without a readily determinable fair value (as defined under ASC 321-10-35), therefore the equity investment shall measure at cost less impairment, if any, adjusted plus or minus changes resulting from observable price changes for an identical or similar investment of the same issuer. As of December 31, 2023, the total cost, net of provision, of long-term investment is HK$38,647,738 (US$4,975,442).

During the year ended December 31, 2023, the Group recorded loss due to mark-to-market of a derivative asset of HK$1,963,000 (US$252,713). The Group considered the likelihood of the triggering event to share conversion is uncertain and determined the fair value of the investment was less than its carrying value.

During the year ended December 31, 2024, the Group has new investment of HK$8,500,000 (US$1,094,275) in a private company (“Company D”), representing 1.9% equity ownership of Company D, in which the Group does not have any significant influence and such investment does not have readily determinable fair value. Company D is a contract manufacturer of affordable luxury leather goods. During the year ended December, 31 2024, the Company redeemed all the investments of HK$48,253,736 (US$6,212,101) with a net gain on sale of investment of HK$1,105,998 (US$142,384).

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$

Accrued professional fee	892,000	670,113	86,269
Other accrued expenses	187,000	23,121	2,977
Total	1,079,000	693,234	89,246

8. RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2022, the Group has balances due from related parties of HK$96,700. Balances represented the funds advanced to the Chairman and Chief Executive Officer (“CEO”), who are also the directors of the Company. The balance is unsecured and interest-free.

In March 2023, the related parties repaid all the outstanding balances of HK$96,700 to the Group.

As of December 31, 2024 and 2023, the balance with related parties was nil.

9. CONTRACT LIABILITIES

The Group’s contract liabilities include the upfront payments received upon signing of the contract for IPO/IFA/FA services and advances from clients related to CA services on the Group’s consolidated balance sheets. These payments are non-refundable and are recognized as revenue as the Group’s performance obligation is satisfied. The Group’s contract liabilities are generally recognized as revenue within one year.

As of December 31, 2024 and 2023, the contract liabilities were comprised of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Contract liabilities	1,100,000	1,400,000	180,233
Advance from customers	64,000	244,000	31,412
Total	1,164,000	1,644,000	211,645

The movement in contract liabilities is as follows:

	2023	2024	2024
	HK$	HK$	US$
Balance at beginning of the year ended December 31	2,800,000	1,100,000	141,612
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(2,300,000)	(1,100,000)	(141,612)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	600,000	1,400,000	180,233
Balance at end of the year ended December 31	1,100,000	1,400,000	180,233

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

(a)	Taxation in the statement of income represents:

	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Hong Kong profits tax provision (benefits) for the year:
Current	(10,000)	—	—	—
Deferred	391,820	—	—	—
	381,820	—	—	—

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	INCOME TAX (cont.)

(b)	The following table reconciles Hong Kong statutory rates to the Group’s effective tax rate:

	2022	2023	2024
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Preferential tax rate in Hong Kong	—	—	—
Expenses not deductible for tax(1)	—	(76.5)%	(16.5)%
Effect of tax rates in foreign jurisdiction	(9.8)%	(23.3)%	(4.2)%
Valuation allowance	(21.3)%	(3.9)%	(10.3)%
Permanent difference(2)	3.6%	87.2%	14.5%
Effective tax rate	(11.0)%	—	—

(1)	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including operating expenses from Hong Kong companies which do not generate any assessable profits during the year.

(2)	Mainly represents non-taxable interest. In 2022 and 2023, this also represents the combination of other non-taxable income and deferred true-ups due to non-deductible expenses. In 2024, this also includes the gain on sale of investments.

(c)	Income (loss) before income taxes is attributable to the following geographic locations for the years ended December 31:

	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Hong Kong	(1,406,918)	195,245	(3,530,735)	(454,540)
Foreign	(2,053,540)	(679,057)	(1,199,117)	(154,372)
Total loss before income taxes	(3,460,458)	(483,812)	(4,729,852)	(608,912)

(d)	Deferred tax:

Significant components of the deferred tax assets (liabilities) are presented below:

	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Deferred tax assets:
Net operating loss carryforwards	715,179	750,087	1,246,723	160,501
Others	21,654	—	—	—
Deferred tax assets	736,833	750,087	1,246,723	160,501
Less: Valuation allowance	(736,833)	(750,087)	(1,246,723)	(160,501)
Total deferred tax assets, net	—	—	—	—

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. As of December 31, 2024, the Group had tax loss carryforwards of approximately HK$7,555,895 (US$972,733). The carry forward of tax losses in Hong Kong generally has no time limit. As of December 31, 2024, the deferred tax assets were fully provided by a valuation allowance of HK$1,246,723 (US$160,501) as the Group does not expect to realize its deferred taxes in the near future.

As of December 31, 2024 and 2023, the Group had no tax recoverable and no taxes payables.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. OTHER INCOME

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Government grant	216,000	—	—	—
Gain on sale of investment	—	—	1,105,998	142,384
Sundry income	—	172,832	—	—
Total	216,000	172,832	1,105,998	142,384

12. ORDINARY SHARES

The Company was established under the laws of British Virgin Islands on May 10, 2016. The authorized number of ordinary shares was 30,000,000 shares with a par value of US$0.0001.

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

On November 29, 2024, the shareholders of the Company resolved and approved to amend the maximum number of shares the company was authorized to issue to become 600,000,000 shares, with no par value, each divided into (i) 280,000,000 Class A ordinary shares; (ii) 20,000,000 Class B ordinary shares; and (iii) 300,000,000 non-voting ordinary shares with no par value each. Each of the Class A ordinary share and Class B ordinary share has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to twenty votes on any resolutions.

On December 5, 2024, the Company filed the Third Amended and Restated Memorandum of Association with the Registrar of the British Virgin Islands. The change from ordinary shares to Class A ordinary shares was reflected with the Nasdaq Capital Market and in the marketplace on January 28, 2025.

On February 6, 2025, the Company effected a share combination of its shares at a ratio of four (4) shares into one (1). The number of outstanding Class A ordinary shares were reduced from 16,256,099 Class A ordinary shares to 4,064,026 Class A ordinary shares and the number of outstanding Class B Ordinary Shares were reduced from 4,000,000 to 1,000,000 Class B ordinary shares. On February 18, 2025, the Company’s Class A ordinary shares began trading on the Nasdaq on a post-share combination basis.

The Company believed it is appropriate to reflect the above share combination on a retroactive basis pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively adjusted to reflect the share combination.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. DIVIDEND

On February 7, 2022, the Company’s board of directors approved and declared a dividend of HK$4,000,000 (US$514,953) to its shareholders. This amount was paid in full on February 17, 2022. The dividend per share was HK$0.94 (US$0.12).

On October 3, 2023, the Company’s board of directors approved and declared a special interim dividend of HK$1,581,900 (US$203,651) to its shareholders. This amount was paid in full on November 22, 2023. The dividend per share was HK$0.31 (US$0.04).

For the year ended December 31, 2024, no dividend was declared.

14. COMMITMENTS AND CONTINGENCIES

From time to time, the Group is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2024 and 2023, the Group has no outstanding litigation.

15. SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after December 31, 2024 up through the date the Group issued the consolidated financial statements. There were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

