Form 20-F
period 2025-12-31
Magic Empire Global Ltd
filed 2026-04-10
CIK 1881472

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

The registrant had 4,064,050 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding as of December 31, 2025.

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

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	the impact of widespread health developments and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments.

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

Summary of Key Risks

Risks Relating to Our Corporate Structure

■	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Our Business and Industry

■	Our business performance is highly influenced by the market condition in Hong Kong.

■	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

■	Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

■	We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

■	We are affected by the rules and regulations governing listed companies on the Stock Exchange and other stock exchange.

■	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

■	Our revenue is non-recurring in nature and our profitability is highly unpredictable.

■	We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates are not achieved as stipulated or if client withdraws from or terminates the transaction.

■	We recorded net operating cash outflow for the years ended December 31, 2024 and 2025

■	We rely on our key management and professional staff, the loss of whom may affect our operations.

■	The war in Ukraine could materially and adversely affect our business and results of operations.

Risks Related to Doing Business in Jurisdictions We Operate

■	All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

■	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer shares to investors and cause the value of our shares to significantly decline or be worthless.

■	Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspection on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

■	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.

■	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, price of our shares and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

■	We may become subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

■	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

Risks Related to our shares

■	The market price of our shares may be subject to rapid and substantial volatility regardless of our operating performance, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our shares.

■	If we fail to meet applicable listing requirements, Nasdaq may delist our Class A ordinary shares from trading, in which case the liquidity and market price of our Class A ordinary shares could decline.

■	We may need to effectuate a share consolidation to regain compliance with Nasdaq’s minimum bid price requirement in the future, which could adversely affect the market price and liquidity of our Class A ordinary shares.

■	Nasdaq’s newly amended Low Price Requirement may result in immediate suspension and delisting of our Class A ordinary shares without a cure period if our share price falls to $0.10 or less for 10 consecutive trading days.

■	Volatility in our shares price may subject us to securities litigation.

■	We may be deemed to be an investment company under the Investment Company Act of 1940.

■	If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

■	Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A ordinary shares without any cure period or opportunity to regain compliance.

■	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares may view as beneficial.

■	Future issuances of our Class A or Class B Ordinary Shares may be dilutive to the voting power of our shareholders.

■	We do not intend to pay dividends for the foreseeable future.

■	Investors may have difficulty enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the Annual Report based on BVI or Hong Kong laws.

■	You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

■	We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

■	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

■	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

MEGL is a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to settle any debt we may incur. If any one of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Act, a BVI company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such BVI company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under the Hong Kong Companies Ordinance, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under the Hong Kong Companies Ordinance. Dividends cannot be paid out of share capital. There are no restriction or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between FGHL and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to MEGL and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The corporate finance services industry in which we operate is highly regulated and any material changes to the laws and regulations applicable to us could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase and our fee structure may have to be adjusted. For instance, we may need to increase our headcounts if requirements over sponsor work become more stringent or obtain more licenses if the licensing requirements change. The sanctions imposed by the SFC against large sponsor firms for substandard due diligence in several recent widely-publicized cases demonstrate that the SFC expects high standards of sponsor’s conduct and we will need to continue to enhance our internal controls and systems in respect of our sponsor work in accordance with new regulatory requirements or guidance. If capital ratio requirements increase and certain products or activities are subject to limitations, the range of services we offer could be restricted, and revenue growth and profitability could be materially and adversely impacted. Moreover, our licensed entity is under the supervision and monitoring of the SFC and the Stock Exchange and must remain fit and proper to the satisfaction of the regulators in order to retain its license(s). The SFC may also conduct regulatory inspections and investigations on our business activities from time to time. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group. For instance, conditions may be imposed on our licenses restricting us to carry on our business or our Responsible Officers or Licensed Representatives may be banned from the industry, for a specific period of time. Accordingly, our business operations, reputation, financial condition and results of operations might be materially and adversely affected.

Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

Our future revenues and cash flows may fluctuate significantly given that our operating history in the corporate finance services industry in Hong Kong is relatively short, rendering it difficult to predict our results of operations and prospects. We started to provide corporate finance advisory services in February, 2017. We only have a limited operating history with regards to such business upon which an evaluation of our prospects can be based. Such prospects must be considered in light of the risks, expenses and difficulties encountered by any new company. Such risks include our continued market acceptance as a reliable and attentive corporate finance service provider, ability to develop our business scale, and potential competition from our competitors. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able to expand operations beyond our current level.

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

We are affected by the rules and regulations governing listed companies on the Stock Exchange and other stock exchange.

We provide corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders or investors on the Stock Exchange or clients pursuing listing on other stock exchange. These clients are required to comply with the Listing Rules, the GEM Listing Rules, the Takeovers Code and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of sponsor in listing applications and the appointment and the role of financial adviser in specific transactions, may affect the demand for and the scope of our corporate finance advisory services which may in turn materially and adversely affect our results of operations.

Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operations and overall performance.

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

If we fail to remain well-capitalized for regulatory purposes, SFC may take actions against us and our business operations, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on our shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

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

We recorded net operating cash outflow for the year ended December 31, 2024 and 2025

For the years ended December 31, 2024 and 2025, we recorded net operating cash outflow of HK$4,649,862 and HK$6,781,871 (US$871,336), respectively. We cannot assure you that we will not record net cash outflow in the future. If we are unable to obtain sufficient funds to finance our business, our liquidity, results of operations and financial condition may be materially and adversely affected. If we need to resort to other financing activities to generate additional cash, we may incur additional financing costs, and we cannot assure you that we will be able to obtain the required financing on terms acceptable to us, or at all, at the material time.

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

Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside. In addition, our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

The outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this Annual Report, to the best knowledge of the Company, we (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations.

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

Our business and share price could be adversely affected by political, economic and military instability in Israel and its region

In late February and early March 2026, a major regional conflict erupted after the United States and Israel launched large-scale airstrikes against Iran, targeting military, government, and nuclear-related infrastructure and killing Iran’s Supreme Leader, Ayatollah Ali Khamenei; Iran responded with widespread missile and drone attacks against Israel, U.S. bases, and several Gulf countries, drawing in regional actors and disrupting airspace, energy infrastructure, and civilian life across the Middle East, while the fighting caused significant casualties, displacement, market volatility, and intense international diplomatic efforts aimed at preventing further escalation into a broader war. These developments have increased uncertainty in international markets and could contribute to volatility in global financial conditions. Regional and international responses are ongoing, and the risk of broader conflict in the Middle East has increased.

In light of above, our board of directors will continue to monitor any potential risk that might arise and its impact to our operations and financial conditions. Our financial performance and share price may be adversely affected.

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

MEGL is a holding company and we conduct our operations through our operating subsidiaries in Hong Kong. Our operations are located in Hong Kong and we have no operation outside of Hong Kong. Some of our clients are PRC corporates who had principal operations in the Mainland China. As our Group has no operations in Mainland China and we have not provided any IPO sponsorship and underwriting services to client who have principal operations in the Mainland China when the Article 21 of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises issued by the CSRC (“Trial Measures”) were in effect, we are not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures.

As at the date of this Annual Report, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, we may subject to the requirements of the Trial Measures and that CSRC rules and regulations may apply to us in the future. Furthermore, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and list on an U.S. or other foreign exchange. Any modified or new laws and regulations of the PRC government may have significant impact to our clients whose principal operations were located in the Mainland China which will in turn adversely impact our revenue, results of operations and the value of our shares.

Chinese government may intervene or influence our operations or our clients whose principal operations were located in the Mainland China at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our shares, potentially rendering it worthless. In addition, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may impact our clients whose principal operations were located in the Mainland China similarly. This may in turn adversely impact our revenue, results of operations and the value of our shares.

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

It remains unclear whether a Hong Kong company shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business or operations. Our operations are primarily located in Hong Kong through our operating subsidiaries in Hong Kong and a few of our clients are PRC corporates. GCL may collect and store certain data (including certain personal information) from our clients for “Know Your Customers” purpose, who may be PRC individuals. As of date of this Annual Report, GCL has collected and stored personal information of fewer than 100 PRC individual clients. As a result, we do not currently expect that we would be subject to cybersecurity review requirements even if such requirements for mainland China companies under PRC law were to be extended to Hong Kong. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our subsidiaries is deemed an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operations could be subjected to CAC’s cybersecurity review in the future.

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

As of the date of this Annual Report, our Group has no operation in Mainland China and we have not provided any IPO sponsorship and underwriting services to client who have principal operations in the Mainland China when the Trial Measures were in effect and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. However, we may subject to the requirements of the Trial Measures and that CSRC rules and regulations may apply to us in the future. In addition, while we have no current operations in Mainland China, should we have any future operations in Mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in Mainland China, as well as limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, or take other actions that could have a material adverse effect on our business as well as the trading price of our shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. Any action taken by the PRC government could cause the value of our shares to significantly decline or be worthless.

As of the date of this Annual Report, our subsidiaries in Hong Kong are not required to obtain any permission or approval from Hong Kong authorities to operate our business, except the licensing requirements of the SFC as discussed in “Regulations”. No other permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and could cause the value of our shares to significantly decline or become worthless.

Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspection on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. Currently, our U.S. auditor is subject to PCAOB inspection on a regular basis, and we have no operations in Mainland China. However, if there is significant changes to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in Mainland China and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit reports included elsewhere in this Annual Report, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Marcum Asia CPAs LLP are headquartered in New York, and, as of the date of this Annual Report, did not appear as part of the report under the lists in its appendix A or appendix B.

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

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.

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

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

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

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

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

It may be difficult for overseas and or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the U.S. generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

All our operations are currently conducted in Hong Kong. Hong Kong has a legal system separate and apart from mainland China. The SFC is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (the “MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will be maintained, or if it is, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

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

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

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

Changes in international trade policies, trade disputes, barriers to trade, tariffs or the emergence of a trade war may dampen growth in China and other markets where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

For example, recently the United States administration has significantly increased tariffs on certain goods import into the United States. In addition, China and other countries have retaliated in response to new tariffs implemented by the United States and announced plans to introduce tariffs on goods imported from the United States in response to the additional United States tariffs. Such policy retaliations could ultimately result in further trade policy responses by the United States and other countries, and result in an escalation leading to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing.

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

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial conditions. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

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

In addition, our shares may be subject to rapid and substantial price volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our shares. Recently, companies with comparably small public floats have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s actual or expected operating performance and financial condition or prospects. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. As a relatively small-capitalization company with relatively small public float, our shares may experience greater stock price volatility, extreme price run-ups and declines that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our shares. Further, investors in our shares may experience losses, which may be material, if the price of our shares declines or if such investors purchase our shares prior to any price decline. Moreover, in the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our share is traded under $5.00 per Class A ordinary share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our share.

Our share is traded below $5.00 per Class A ordinary share. As a result, our share is known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A ordinary share could be considered to be a “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our shares, and may negatively affect the ability of holders of shares of our shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

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

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities. We can not assure you that we will be able to meet the continued listing standards of Nasdaq in the future and if we are delisted from Nasdaq, our operations, price of our Class A ordinary shares would be adversely affected.

We may need to effectuate a share consolidation to regain compliance with Nasdaq’s minimum bid price requirement in the future, which could adversely affect the market price and liquidity of our Class A ordinary shares.

We may effectuate a share consolidation, if necessary, to meet the continued listing requirement of The Nasdaq Capital Market in the future. A share consolidation could adversely affect the market price and liquidity of our Class A ordinary shares. Following a share consolidation, the per-share price of our Class A ordinary shares may not increase proportionately to the reduction in the number of shares outstanding, resulting in a decrease in our overall market capitalization. The reduced number of shares outstanding could reduce trading liquidity and result in wider bid-ask spreads. Additionally, some investors may perceive a share consolidation negatively, and some institutional investors may have policies against investing in lower-priced stocks even after a share consolidation, which could reduce investor interest in our Class A ordinary shares.

Nasdaq’s newly amended Low Price Requirement may result in immediate suspension and delisting of our Class A ordinary shares without a cure period if our share price falls to $0.10 or less for 10 consecutive trading days.

On August 22, 2025, Nasdaq filed a proposed rule change to raise the consequences of failing to satisfy the Low Price Requirement, which was approved by the SEC on an accelerated basis and became operative on January 19, 2026. Under the amended Low Price Requirement, a failure to meet the continued listing requirement for minimum bid price shall be determined to exist if a company’s security has a closing bid price of $0.10 or less for 10 consecutive trading days, regardless of whether the company is under any compliance period specified in Nasdaq Rule 5810(c)(3)(A), and upon such failure, a delisting determination will be issued under Nasdaq Rule 5810, the security shall be immediately suspended from trading, and the company shall be ineligible for any compliance period otherwise described in Nasdaq Rule 5810(c)(3)(A). In addition, a request for a hearings panel review will not stay the trading suspension.

If the price of our Class A ordinary shares deteriorates further and falls to $0.10 or less for 10 consecutive trading days, we would be immediately suspended from trading and delisted without any opportunity to cure the deficiency or stay the suspension pending a hearing. Nasdaq has observed deep financial or operational distress from companies whose security’s price drops to $0.10 or less for 10 consecutive trading days, and these financial or operational issues are generally not temporary. This accelerated delisting mechanism creates significant uncertainty for our shareholders and could result in the sudden and complete loss of a public trading market for our Class A ordinary shares.

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

We may be deemed to be an investment company under the Investment Company Act of 1940

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

We are a corporate finance services providers and we principally engage in the provision of corporate finance services. We are not and do not have any intention to hold ourselves out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities as defined under the 1940 Act. We, however, may be deemed to be investment company under the 1940 Act if we hold our idle cash in short term time deposits or our investments having value exceeding 40% of the value of our total assets (exclusive of Government securities and cash items) on an unconsolidated basis. If we were to be classified as an investment company, we would be subject to significant regulatory requirements and limitations, which could adversely affect our operations, financial condition, and ability to conduct business and the share price of our Class A ordinary shares. If we were deemed to be an unregistered investment company, the SEC may bring enforcement actions against the us for violating the 1940 Act and this could include fines, penalties, or cease-and-desist orders, which could adversely affect our results of operations, our ability to enforce certain contracts, financial condition, and ability to conduct business and the share price of our Class A ordinary shares.

If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

If our Class A ordinary shares are delisted from Nasdaq, they would likely trade, if at all, on over-the-counter markets such as the OTCQX, OTCQB or OTC Pink marketplaces. These alternative markets are generally considered to be less efficient and less liquid than Nasdaq. Trading on the over-the-counter markets could subject our Class A ordinary shares and our shareholders to additional risks, including limited availability of market quotations, reduced liquidity, decreased market-making activity, reduced analyst coverage, and decreased ability to issue additional Class A ordinary shares or obtain additional financing. Additionally, the price of our Class A ordinary shares on these markets may be more volatile than on Nasdaq, and shareholders may find it more difficult to dispose of or obtain accurate price information about our Class A ordinary shares.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A ordinary shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum Market Value of Listed Securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A ordinary shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A ordinary shares from trading. Furthermore, the Hearings Panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the Panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

There is a risk that our market value could fall below $5 million if the proposed rule is adopted. Our market value is calculated as our consolidated closing bid price multiplied by our total Listed Securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency when the proposed rule becomes effective, we could face multiple overlapping listing threats that compound the risk of delisting.

This proposal is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A ordinary shares would be immediately suspended and delisted from Nasdaq with no opportunity to cure the deficiency, which would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares may view as beneficial.

We have a dual-class voting structure consisting of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, holders of Class A ordinary shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, as of the date of this Annual Report, our directors and officers held in aggregate approximately 89.9% voting power of our Company. Their interests may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy.

Future issuances of our Class A or Class B Ordinary Shares may be dilutive to the voting power of our shareholders.

Future issuances of our Class A or Class B ordinary shares, which can be approved by our Board of Directors, could result in dilution to the voting power of our existing shareholders. Such issuances, or the perception that such issuances may occur, could depress the market price of our shares.

In addition, there might be impact of the conversion of Class B Ordinary Shares on holders of Class A Ordinary Shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any holder of the Class B Ordinary Shares retains their shares.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this Annual Report, our directors, officers and principal shareholders held in aggregate 52.1% of our total issued and outstanding shares, representing approximately 89.9% of the total voting power in aggregate. These shareholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for shares as part of a sale of us or our assets, and might affect the prevailing market price of our shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operations and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our shares if the market price of our shares increases. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that the value of our company’s assets exceeds its liabilities and that our company is able to pay its debts as they fall due. We may review and adjust our dividend policy from time to time taking into factors such as our operations, cashflow and cash position and future expansion plan.

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

Investors may have difficulty enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in this Annual Report based on BVI or Hong Kong laws.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. No assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Directors and officers of foreign private issuers will be required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from corporate governance listing standards. Currently, we plan to rely on some home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Directors and officers of foreign private issuers will be required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

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

We will incur increased costs after we cease to qualify as an “emerging growth company”.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Information available in public media that is published by third parties, including blogs, articles, message board and social and other media may include statements not attributable to the Company and may not be reliable or accurate.

We have received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, message boards and social and other media. This includes coverage that is not attributable to statements made by the Company, our officers or associates. Information provided by third parties may not be reliable or accurate and could materially impact the trading price of our Class A Ordinary Shares which could cause stockholders to lose their investments.

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

Initial Public Offering and Representative’s Warrants

On August 4, 2022, MEGL entered into an underwriting agreement with Network 1 Financial Securities, Inc. and Alexander Capital, L.P. as underwriters named thereof, in connection with its initial public offering (“IPO”) of 5,000,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-264575) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on August 4, 2022. The Company issued Representative’s Warrants to purchase up to 500,000 Ordinary Shares at $6.00 per share, dated August 9, 2022, to Network 1 Financial Securities, Inc.

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

Financial advisory and independent financial advisory services: We act as (i) financial advisers (a) to our clients advising them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies such as the Listing Rules and the GEM Listing Rules; and (b) to clients pursuing listing on other stock exchange; and (ii) independent financial advisers giving opinions or recommendations to the independent board committee and independent shareholders of listed companies, in return for advisory fee.

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

We provide comprehensive corporate finance advisory services to our clients

We provide comprehensive corporate finance advisory services from pre-IPO, IPO to post-IPO stages to our clients to fulfil their varying needs. For instance, we act as pre-IPO financial advisor to our clients to provide advice to corporate structure, financial management, corporate governance and assist them to raise pre-IPO funding for expansion. We act as a sponsor in listing applications in Hong Kong during the IPO stage. We act as financial adviser to listed companies in Hong Kong advising them on transactions involving the Listing Rules or GEM Listing Rules, or as an independent financial adviser to independent board committees and independent shareholders of listed companies in Hong Kong rendering recommendations and opinions. We act as compliance adviser to listed companies in Hong Kong to ensure their ongoing compliance with the Listing Rules or GEM Listing Rules. We also act as financial advisers to our clients for other corporate finance advisory services and other corporate services. We believe our ability to provide comprehensive corporate finance advisory services, including IPO sponsorship services, financial advisory, independent financial advisory services and compliance advisory services to our clients, not only fulfils their varying needs at different stages, but also fosters our long-term solid relationship with them.

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

As an independent financial adviser, we are mainly responsible for conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions. Upon such assessments, we issue our opinion letters to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules, and the GEM Listing Rules. We are also responsible for assisting our clients to obtain the necessary clearance or approval in relation to our opinion letters from the Stock Exchange and/or the SFC.

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

We have obtained all requisite licenses, permits and certificates necessary to conduct our operations as set out in this Annual Report and we had complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with the business and operations of our Group in all material respects.

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

The SFC derives its investigative, remedial and disciplinary powers from the SFO and the subsidiary legislations thereunder. The SFO, in particular, vested the SFC with multiple roles and sets out its regulatory objectives, including:

(i)	to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

(ii)	to promote understanding by the public of financial services including the operations and functioning of the securities and futures industry;

(iii)	to provide protection for members of the public investing in or holding financial products;

(iv)	to minimize crime and misconduct in the securities and futures industry;

(v)	to reduce systemic risks in the securities and futures industry; and

(vi)	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

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

Under the sponsor regime established in January 2007, in order to act as a sponsor, apart from holding a Type 6 (advising on corporate finance) license, an application for sponsor license should be submitted to the SFC to demonstrate that it can meet the eligibility criteria pursuant to the Guidelines for Sponsors and Compliance Advisers (the “Sponsor Guidelines”). In considering the sponsor license application, the SFC will take into account the competency of the firm to act as a sponsor, based on the criteria set out in the Sponsor Guidelines, and will also consider more generally the firm’s fitness and properness as a corporate finance advisory firm under the Fit and Proper Guidelines.

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

In addition, pursuant to Appendix 28 of the Listing Rules in relation to transition arrangements for eligible issuer (as defined in Rule 9A.01A of the Listing Rules) (“Eligible Issuer’’), an Eligible Issuer must appoint a sponsor to conduct due diligence in connection with the transfer of its listing from GEM to the Main Board during the transitional period of three years from February 15, 2018 to February 14, 2021.

The Listing Rules, the GEM Listing Rules, the Sponsor Guidelines and the Corporate Finance Adviser Code of Conduct (“CFA Code”) regulate sponsor’s obligations and responsibilities. The intermediary and its management (includes a sponsor’s board of directors, managing director, chief executive officer, Responsible Officers, executive officers and other senior management personnel) shall be responsible for ensuring that the firm satisfies all specific and ongoing eligibility criteria of the Sponsor Guidelines and paragraph 17 of the Code of Conduct, as well as complies with all other relevant codes, guidelines and regulations prescribed by the SFC.

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

GCL was licensed to carry Type 6 (advising on corporate finance) regulated activity by the SFC in February 2017 and was admitted as a sponsor.

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

Section 116(3) of the SFO provides that the SFC shall refuse to grant a license to carry on a regulated activity unless the applicant for license satisfies the SFC that, inter alia, the applicant is a fit and proper person to be licensed for the regulated activity. The applicant must remain fit and proper at all times after the grant of such licenses by the SFC. In simple terms, a fit and proper person means one who is financially sound, competent, honest, reputable and reliable. Pursuant to section 129(1) of the SFO, in considering whether a person, an individual, corporation or institution, is fit and proper for the purpose of licensing or registration, the SFC shall, in addition to any other matter that the SFC may consider relevant, have regard to the following:

(a)	the financial status or solvency;

(b)	the educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)	the ability to carry on the regulated activity competently, honestly and fairly; and

(d)	the reputation, character, reliability and financial integrity.

of the applicant and other relevant persons as appropriate. The above fit and proper criteria serve as the fundamental basis when the SFC considers each licence or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence.

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

The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 6 (advising on corporate finance) regulated activity:

Regulated activity	Minimum paid-up share capital		Minimum liquid capital
Type 6 (advising on corporate finance)
(a) in the case where the corporation acts as a sponsor
- hold client assets	HK$	10,000,000	HK$	3,000,000
- not hold client assets	HK$	10,000,000	HK$	100,000
(b) in the case where the corporation does not act as a sponsor:
- hold client assets	HK$	5,000,000	HK$	3,000,000
- not hold client assets		Not applicable	HK$	100,000

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

Disciplinary power of the SFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the SFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	revocation or suspension of the approval granted to a Responsible Officer;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to all or any such regulated activity(ies), for such period as the SFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

C. Organizational structure.

The following diagram sets forth our corporate structure as of the date of this Annual Report:

Name	Background	Ownership
GFHL	- A Hong Kong company - Incorporated on June 24, 2016 - An intermediate holding company - Issued Share Capital of HK$10,000	100% owned by MEGL
GCL	- A Hong Kong company - Incorporated on June 28, 2016 - Issued Share Capital of HK$15,000,000 - licensed to undertake Type 6 (Advising on corporate finance) regulated activity by the SFC	100% owned by GFHL
GIL	- A Hong Kong company - Incorporated on September 22, 2022 - Issued Share Capital of HK$100 - an investment holding company	100% owned by GFHL
MEIL	- A Hong Kong company - Incorporated on September 22, 2022 - Issued Share Capital of HK$100 - an investment holding company	100% owned by GFHL
GCSL	- A Hong Kong company - Incorporated on August 3, 2023 - Issued Share Capital of HK$100 - provide corporate services	100% owned by GFHL

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

Exchange rate information

MEGL is a holding company with operations conducted in Hong Kong through its operating subsidiaries in Hong Kong using Hong Kong dollars with reporting currency in Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$ 7.7833 on December 31, 2025, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

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

Rules and regulations governing listed companies on the Stock Exchange and other stock exchange

We provide corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders on the Stock Exchange or clients pursing listing on other stock exchange. These clients are required to comply with the Listing Rules, the GEM Listing Rules and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of sponsor in listing applications and the appointment and role of financial adviser in specific transactions, may affect the demand for and scope of our corporate finance advisory services which may in turn materially and adversely affect our results of operations.

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

Results of operations

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
REVENUE
IPO Sponsorship services	4,500,000	400,000	—	—
FA and IFA services	7,105,000	11,730,000	10,665,000	1,370,241
CA services	1,987,030	654,230	864,000	111,007
Corporate services	200,000	—	—	—
	13,792,030	12,784,230	11,529,000	1,481,248

OPERATING EXPENSES:
Selling, general and administrative expenses	(16,604,828)	(23,009,770)	(23,546,235)	(3,052,224)
Total operating expenses	(16,604,828)	(23,009,770)	(23,546,235)	(3,052,224)

LOSS FROM OPERATIONS	(2,812,798)	(10,225,540)	(12,017,235)	(1,543,976)

OTHER INCOME
Interest income	4,258,450	4,450,922	3,915,403	503,052
Other income	172,832	—	—	—
Gain on sale of investment	—	1,105,998	—	—
Other expenses	(139,296)	(61,232)	(206,828)	(26,573)
Loss due to mark-to-market of a derivative asset	(1,963,000)	—	—	—
Total other income, net	2,328,986	5,495,688	3,708,575	476,479

LOSS BEFORE INCOME TAXES	(483,812)	(4,729,852)	(8,308,660)	(1,067,497)
INCOME TAXES EXPENSES	—	—	—	—

NET LOSS	(483,812)	(4,729,852)	(8,308,660)	(1,067,497)

Year ended December 31, 2025 compared with year ended December 31, 2024

Revenue

Our revenue decreased by HK$1,255,230, or 9.8% from HK$12,784,230 for the year ended December 31, 2024 to HK$11,529,000 (US$1,481,248) for the year ended December 31, 2025, which was mainly due to the decrease in our revenue from financial advisory and independent financial advisory services, and to a lesser extent, IPO Sponsorship services.

Revenue from financial advisory and independent financial advisory services decreased by HK$1,065,000, or 9.1% from HK$11,730,000 for the year ended December 31, 2024 to HK$10,665,000 (US$1,370,241) for the year ended December 31, 2025. During the year ended December 31, 2025, we completed four financial advisory projects for clients pursuing listing on Nasdaq (2024: five) and our revenue from financial advisory and independent financial advisory services decreased slightly.

Revenue from compliance advisory services increased by HK$209,770, or 32.1% from HK$654,230 for the year ended December 31, 2024 to HK$864,000 (US$111,007) for the year ended December 31, 2025 due to new compliance advisory projects commenced during the year ended December 31, 2025.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the periods indicated:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Staff costs	9,715,985	16,142,047	15,884,812	2,040,884
Amortization of right-of-use assets	1,895,294	1,719,081	1,456,770	187,166
Professional fee	1,714,170	1,605,124	1,920,936	246,802
Travelling, accommodation and entertainment	1,006,746	1,171,960	1,777,969	228,434
Depreciation charge	209,966	380,994	380,994	48,950
Office building management fee	365,028	385,140	411,676	52,892
Insurance	408,618	368,782	307,788	39,545
Others	1,289,021	1,236,642	1,405,290	180,551

	16,604,828	23,009,770	23,546,235	3,025,224

Selling, general and administrative expenses increased by HK$536,465, or 2.3%, from HK$23,009,770 for the year ended December 31, 2024 to HK$23,546,235 (US$3,025,224) for the year ended December 31, 2025, primarily due to the increase in travelling, accommodation and entertainment, and to a lesser extent, our professional fee.

Our staff costs mainly represented salaries, bonuses, pension contribution and staff benefits of our directors and employees and remained relatively stable.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office. Our amortization of right-of-use assets decreased by HK$262,311, or 15.3% from HK$1,719,081 for the year ended December 31, 2024 to HK$1,456,770 (US$187,166) for the year ended December 31, 2025, primarily due to the reduction of the monthly rental expenses of our office upon renewal of rental agreement during the year ended December 31, 2024.

Our professional fee mainly represented audit fees and fees to our legal counsels. The increase in professional fee of HK$315,812, or 19.7% from HK$1,605,124 for the year ended December 31, 2024 to HK$1,920,936 (US$246,802) for the year ended December 31, 2025 was due to the corporate exercise we undertook in the year ended December 31, 2025.

Our travelling, accommodation and entertainment expenses increased by HK$606,009, or 51.7%, from HK$1,171,960 for the year ended December 31, 2024 to HK$1,777,969 (US$228,434) for the year ended December 31, 2025 due to increased business development initiatives during the year ended December 31, 2025.

Our depreciation charge mainly represented depreciation charge of motor vehicles and remained stable.

Other income, net

Other income decreased by HK$1,787,113, or 32.5%, from HK$5,495,688 for the year ended December 31, 2024 to HK$3,708,575 (US$476,479) for the year ended December 31, 2025, primarily due to (i) decrease in bank interest income resulting from decrease in bank interest rates throughout the year ended December 31, 2025; and (ii) the one-off gain on long-term investment disposed of during the year ended December 31, 2024.

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

We recorded nil income tax as we had no assessable profit during the years ended December 31, 2025 and 2024.

Net loss

As a result of the above, our net loss increased by HK$3,578,808, or 75.7% from HK$4,729,852 for the year ended December 31, 2024 to HK$8,308,660 (US$1,067,497) for the year ended December 31, 2025.

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

During the year ended December 31, 2024, the Hong Kong capital markets and the general economic environment in Hong Kong remained difficult. The number of IPO in Hong Kong remained at low level for the year ended December 31, 2024. Accordingly, our revenue from IPO sponsorship services was inevitably affected. In view of the market conditions of Hong Kong market, we diversified our business to explore projects to advise our clients listing in other key capital markets such as the United States and we completed five financial advisory projects for clients pursuing listing on Nasdaq during the year ended December 31, 2024. Our revenue from financial and independent advisory services significantly increased from HK$7,105,000 for the year ended December 31, 2023 to HK$11,730,000 for the year ended December 31, 2024. Revenue from compliance advisory services decreased from HK$1,987,030 for the year ended December 31, 2023 to HK$654,230 for the year ended December 31, 2024 due to completion of our compliance advisory projects during the year ended December 31, 2024 and the decrease in the number of new IPOs in the Hong Kong market.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by HK$6,404,942, or 38.6%, from HK$16,604,828 for the year ended December 31, 2023 to HK$23,009,770 for the year ended December 31, 2024, primarily due to the increase in our staff costs.

Our staff costs mainly represented salaries, bonuses, pension contribution and staff benefits of our directors and employees. Our staff costs increased by HK$6,426,062, or 66.1% from HK$9,715,985 for the year ended December 31, 2023 to HK$16,142,047 for the year ended December 31, 2024, mainly due to general increase in wages of and bonus to our staff.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office. Our amortization of right-of-use assets decreased from HK$1,895,294 for the year ended December 31, 2023 to HK$1,719,081 for the year ended December 31, 2024, primarily due to the reduction of the monthly rental expenses of our office upon renewal of rental agreement during the year ended December 31, 2024.

Our professional fee mainly represented audit fees and fees to our legal counsels.

Our travelling, accommodation and entertainment expenses increased by HK$165,214, or 16.4%, from HK$1,006,746 for the year ended December 31, 2023 to HK$1,171,960 for the year ended December 31, 2024 due to increased business development initiatives during the year ended December 31, 2024.

Our depreciation charge mainly represented depreciation charge of our renovation of our Hong Kong office and motor vehicles. Our depreciation charge increased by approximately HK$171,028, or 81.5% from HK$209,966 for the year ended December 31, 2023 to HK$380,994 for the year ended December 31, 2024 due to full year depreciation charge of our motor vehicles in the year ended December 31, 2024.

Other income, net

Other income increased by HK$3,166,702, or 136.0%, from HK$2,328,986 for the year ended December 31, 2023 to HK$5,495,688 for the year ended December 31, 2024, primarily due to (i) the increase in bank interest income arising from increase in bank interest rates throughout the year ended December 31, 2024; and (ii) gain on our long-term investment disposed of during the year ended December 31, 2024.

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

Net loss

As a result of the above, our net loss increased from HK$483,812 for the year ended December 31, 2023 to HK$4,729,852 for the year ended December 31, 2024, primarily due to the increase in staff costs.

B. Liquidity and capital resources

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Current assets
Cash	127,511,687	120,729,816	15,511,392
Accounts receivable	1,794,218	451,927	58,064
Interest receivables	449,605	6,538	840
Deposits and prepayments	885,448	988,173	126,960

Total current assets	130,640,958	122,176,454	15,697,256

Current liabilities
Accruals and other payables	693,234	689,063	88,532
Contract liabilities	1,644,000	859,000	110,364
Operating lease liabilities	1,204,436	1,595,543	204.996

Total current liabilities	3,541,670	3,143,606	403,892

Net current assets	127,099,288	119,032,848	15,293,364

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

Our accounts receivable balance decreased by HK$1,342,291, or 74.8% from HK$1,794,218 as of December 31, 2024 to HK$451,927 (US$58,064) as of December 31, 2025. The decrease was mainly due to timely settlement from our clients during the year ended December 31, 2025.

An impairment analysis is performed on a regular basis. During the years ended December 31, 2024 and 2025, we had not made any provision for credit losses in relation to our accounts receivable.

Deposits and prepayments

Our deposits and prepayments mainly represented rental deposit and prepayment of our office premises and other utility deposits.

Accruals and other payables

Our accruals and other payables mainly represented accrued operating expenses and remained stable.

Contract liabilities

Our contract liabilities represented the upfront payments received upon signing of the mandate for our clients in relation to our financial advisory service and independent financial advisory services and advances from clients related to our compliance advisory services. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities decreased by HK$785,000, or 47.7%, from HK$1,644,000 as of December 31, 2024 to HK$859,000 (US$110,364) as of December 31, 2025 as we recognized the contract liabilities as revenue during the year ended December 31, 2025 upon the performance obligations were satisfied.

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

Cash flows

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and the net proceeds from the IPO. The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Net cash (used in) provided by operating activities	94,490	(4,649,862)	(6,781,871)	(871,336)
Net cash (used in) provided by investing activities	(27,919,010)	39,753,736	—	—
Net cash used in financing activities	(1,581,900)	—	—	—
Net change in cash	(29,406,420)	35,103,874	(6,781,871)	(871,336)
Cash at beginning of year	121,814,233	92,407,813	127,511,687	16,382,728
Cash at end of year	92,407,813	127,511,687	120,729,816	15,511,392

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

For the year ended December 31, 2024, we had net cash used in operating activities of HK$4,649,862 mainly arising from net loss from our operation of HK$4,729,852 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted mainly of (i) amortization of right-of-use asset for our Hong Kong office of HK$1,719,081; (ii) depreciation charge of HK$380,995; (iii) gain on disposal of long-term investment of HK$1,105,998; and (iv) interest on lease liabilities of HK$61,232. Changes in operating assets and liabilities mainly included: (i) decrease in accounts receivable of HK$508,218 due to decrease in billing made prior to year-end as compared to December 31, 2023; (ii) changes in operating lease liabilities of HK$1,788,518; (iii) increase in contract liabilities of HK$480,000 as we entered into new mandates with clients during the year ended December 31, 2024 and received relevant upfront payments; (iv) decrease in accruals and other payables of HK$385,766; and (v) decrease in deposits and prepayments of HK$210,801 due to decrease in rental deposit as a result of reduction of monthly rental expenses upon renewal of rental agreement during the year ended December 31, 2024.

For the year ended December 31, 2025, we had net cash used in operating activities of HK$6,781,871 (US$871,336) mainly arising from net loss from our operation of HK$8,308,660 (US$1,067,497) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted mainly of (i) amortization of right-of-use asset for our Hong Kong office of HK$1,456,770 (US$187,166); (ii) depreciation charge of HK$380,994 (US$48,950) in relation to motor vehicles; and (iii) interest on lease liabilities of HK$206,828 (US$26,573). Changes in operating assets and liabilities mainly included: (i) decrease in accounts receivable of HK$1,342,291 (US$172,458) due to timely settlement from our clients; (ii) changes in operating lease liabilities of HK$1,411,265 (US$181,320); (iii) decrease in contract liabilities of HK$785,000 (US$100,857) as we recognised the contract liabilities as revenue upon the performance obligations were satisfied during the year ended December 31, 2025; (iv) decrease in interest receivables of HK$443,067 (US$56,925) as we received the interest from banks during the year ended December 31, 2025.

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

For the year ended December 31, 2024, our Group had cash from investing activities of HK$39,753,736, primarily related to redemption of long-term investments of HK$48,253,736 netted with a new investment of HK$8,500,000.

For the year ended December 31, 2025, our Group had no cash used in or generated from investing activities.

Financing activities

Our cash outflow used in financing activities was principally for dividend payment.

For the year ended December 31, 2023, our Group had net cash used in financing activities of HK$1,581,900 primarily attributable to dividend payment.

For the years ended December 31, 2024 and 2025, our Group had no cash used in or generated from financing activities.

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

Our Group did not incur any capital expenditure for the years ended December 31, 2024 and 2025.

Contractual obligations

The following tables summarized the contractual obligations of the Company as of December 31, 2025:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	1,721,280	1,506,120	—	—	3,227,400
Total contractual obligation	1,721,280	1,506,120	—	—	3,227,400

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	221,150	193,507	—	—	414,657
Total contractual obligation	221,150	193,507	—	—	414,657

As of December 31, 2025, we did not have any capital expenditure commitment.

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

Fair value measurement and impairment on the investment accounted for using the measurement alternative

We record equity investments without significant influence and readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known. We assess the impairment on the investment accounted for using the measurement alternative on a semi-annual basis, and the assumptions and judgement used in establishing the impairment are evaluated regularly. When an event occurs or circumstances change that indicate the investment accounted for using the measurement alternative may be impaired, we assess qualitative factors to determine whether the fair value of the investment is less than its carrying amount. If the carrying value of the investment accounted for using the measurement alternative is above its fair value, an impairment loss is recognized in an amount equal to the excess. For the year ended December 31, 2023, 2024 and 2025, the Group recorded impairment on investment of HK$1,963,000, nil and nil, respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers are set forth in the table below followed by a brief biography.

Name	Age	Position
Mr. Wai Ho Chan	44	Director, chairman of the Board
Mr. Sze Hon, Johnson Chen	44	Director, chief executive officer
Ms. Yau Ting Tai	46	Chief financial officer
Mr. Chi Wai Siu	44	Independent Director
Ms. Ka Lee Lam	41	Independent Director
Ms. Jessica Hung	35	Independent Director

Mr. Wai Ho Chan, aged 44 is our Director and chairman of the board. Mr. Chan is a co-founder of the Group. Mr. Chan also serves as a director of GFHL, GCL, GIL, MEIL and GCSL. Mr. Chan has more than 20 years of experience in investment banking and accounting industry. Prior to the establishment of our Group, Mr. Chan had worked in the corporate finance division of CCB International Capital Limited for about nine years from January 2008 to August 2016, with his last position as director of corporate finance. Prior to joining CCB International Capital Limited, Mr. Chan had worked as an auditor at international audit firms from September 2003 to December 2007. Mr. Chan is a Chartered Financial Analyst (“CFA”), a Fellow of the Hong Kong Institute of Certified Public Accountants (“HKICPA”), and a fellow member of the Association of Chartered Certified Accountants (“FCCA”). Mr. Chan graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy in December 2003.

Mr. Sze Hon, Johnson Chen, aged 44, is our Director and chief executive officer. Mr. Chen also serves as a director of GFHL, GCL, GIL, MEIL and GCSL. Mr. Chen has more than 19 years of experience in investment banking and auditing services. Prior to the establishment of our Group, Mr. Chen had worked in the corporate finance division of Guotai Junan Capital Limited for more than 8 years from 2008 to 2016. Prior to joining Guotai Junan Capital Limited, Mr. Chen had worked as an auditor in KPMG from 2004 to 2007. Mr. Chen is a CFA, Certified Financial Risk Manager, a member of the HKICPA and American Institute of Certified Public Accountants (“AICPA”) and a FCCA. Mr. Chen graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy and minors in Economics and French Studies in 2004.

Ms. Yau Ting Tai, aged 46, is our chief financial officer. She joined us in September 2016 since our establishment and is primarily responsible for our accounting, financial and treasury management, internal control and compliance function. Prior to joining our Group, from February 2008 to March 2015, Ms. Tai served as the chief financial officer at Exceed Company Limited (a company listed on the Nasdaq) where she was mainly responsible for the accounting, financial management, internal control and investor relation. From November 2004 to February 2008, Ms. Tai worked as an auditor at Ernst & Young. Ms. Tai has been a member of the AICPA since August 2007 and a member of CPA Australia since April 2009. Ms. Tai graduated from the University of Toronto with a Bachelor’s degree in Applied Science in 2002 and a Master’s degree in Applied Science in 2004.

Mr. Chi Wai Siu, aged 44, is our independent Director and is the chairman of the audit committee and a member of the compensation committee and nominating and corporate governance committee. Mr. Siu has over 15 years of experience in investment banking, transaction advisory and valuation fields. From October 2005 to April 2008, Mr. Siu began his career as a financial analyst with Canada’s Ministry of Finance. Between September 2008 and December 2010, Mr. Siu worked as a Senior Analyst in GCA Professional Services Group, a financial advisory firm providing valuation, advisory, mining and mineral consultancy as well as corporate services. From December 2010 to December 2014, Mr. Siu worked as an Associate Director in the Investment Banking Division at Daiwa Capital Markets Hong Kong Limited. From January 2015 to December 2015, Mr. Siu joined UBS AG as a director where he originated and executed public and private fundraising transactions. In January 2016, Mr. Siu founded and worked as the chief executive officer of Impressed Technology Limited, which operates an on-demand, door-to-door pickup and delivery dry cleaning and laundry online platform in Hong Kong. Since January 2021, Mr. Siu has re-joined GCA Professional Service Group as the chief executive officer. Since November 2023, June 2024, and April 2025, Mr. Siu has also served as an independent non-executive director of Sanbase Corporation Limited (HKSE: 08501), an independent director of Reitar Logtech Holdings Limited (NASDAQ: RITR), and an independent non-executive director of MemeStrategy, Inc. (formerly known as Howkingtech International Holding Limited) (HKSE: 02440), respectively. Mr. Siu graduated from the University of Toronto in commerce in 2005 and is a CFA and a member of AICPA.

Ms. Ka Lee Lam, aged 41, is our independent Director and is chairlady of the nominating and corporate governance committee, a member of the audit committee and compensation committee. Ms. Lam has over 10 years of experience in business management, investment banking and operations control. From June 2009 to October 2011, Ms. Lam worked in the operations department at Bank of America Merrill Lynch. From October 2011 to August 2012, Ms. Lam worked as an analyst at Barclays Capital Asia Ltd. From September 2012 to August 2016, Ms. Lam worked in the operations department at ABN AMRO Clearing Hong Kong Limited. From June 2016 to September 2019, Ms. Lam served as an executive director of Huisheng International Holdings Limited (HKSE: 01340). From October 2019 to November 2020, Ms. Lam was the head of operations of Black Marble Securities Limited. Since June 2023, Ms. Lam has been an executive director of GBA Holdings Limited (HKSE: 261). Ms. Lam obtained a Bachelor of Business (Accounting) degree from Swinburne University of Technology in Australia in April 2008.

Ms. Jessica Hung, aged 34, is our independent Director and is chairlady of the compensation committee, a member of the audit committee and nominating and corporate governance committee. Ms. Hung has over 9 years of experience in securities trading and private equity investments. Since November 2016, Ms. Hung has been the assistant to chief executive officer and a part-time account executive at Bradbury Asset Management (Hong Kong) Limited. Ms. Hung acted as a licensed representative for type 1 (dealing in securities) regulated activity under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) of Bradbury Securities Limited since August 2018, where she primarily provides advices on securities investments. Ms. Hung has been awarded a higher diploma in interior design by the Vocational Training Counsil of Hong Kong in 2012 and a degree of master of science in international real estate from the Royal Agricultural University in the United Kingdom in 2019.

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

For the years ended December 31, 2025 and 2024, we paid an aggregate of HK$7,460,390 (US$958,512) and HK$8,360,000, respectively, in cash (including salaries, bonus and mandatory provident fund) to our Directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

C. Board Practices.

Board of Directors

Our board of directors consists of 5 Directors, comprising 2 executive directors and 3 independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Memorandum and Articles of Association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Set out below is the board diversity matrix as of the date of this Annual Report:

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Chi Wai Siu, Ms. Ka Lee Lam and Ms. Jessica Hung and is chaired by Mr. Chi Wai Siu. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Chi Wai Siu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Chi Wai Siu, Ms. Ka Lee Lam and Ms. Jessica Jung and is chaired by Ms. Jessica Hung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Chi Wai Siu, Ms. Ka Lee Lam and Ms. Jessica Hung and is chaired by Ms. Ka Lee Lam. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Class A ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Directors and officers of foreign private issuers will be required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

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

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, we had no outstanding equity awards.

Clawback Policy

On October 30, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For the years ended December 31, 2024 and 2025, we had not sought any recoupment of incentive compensation of the Covered Executives.

D. Employees.

As of December 31, 2025, we had 7 employees, comprising of 2 management personnel, 2 finance, administrative and compliance staff and 3 project execution staff.

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

	Class A Number	Class B Number	%	Percent of Total Voting Power %
Directors and Executive Officers:
Mr. Wai Ho Chan(1)	997,500	600,000	31.5%	54.0%
Mr. Sze Hon, Johnson Chen	640,750	400,000	20.6%	35.9%
Ms. Yau Ting Tai(1)	—	—	—	—
Mr. Chi Wai Siu	—	—	—	—
Ms. Ka Lee Lam	—	—	—	—
Ms. Jessica Hung	—	—	—	—
Directors and executive officers as a group	1,638,250	1,000,000	52.1%	89.9%

5% principal shareholders:
Mr. Wai Ho Chan(1)	997,500	600,000	31.5%	54.0%
Mr. Sze Hon, Johnson Chen	640,750	400,000	20.6%	35.9%

(1) Ms. Tai is the spouse of Mr. Chan.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

During the year ended December 31, 2023, the Group repaid HK$96,700 to related parties.

Our Group had no related party transaction during the year ended December 31, 2024 and 2025.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which is tasked with review and approval of all related party transactions.

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

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. We may review and adjust our dividend policy from time and any future determination relating to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

For the years ended December 31, 2023, 2024 and 2025, we declared and paid dividend of HK$1,581,900, nil and nil, respectively in relation to our retained profit.

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

Transfer Agent and Registrar

The transfer agent and registrar for the Class A ordinary shares and Class B ordinary shares is VStock Transfer, LLC.

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

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by resolutions of members.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice or such other date as may be specified in the notice, being a date not earlier than the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of the voting rights in respect of the matter for which the meeting is requested. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

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

Transfer of shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the shares unless (a) they are not fully paid up or on which our Company has a lien; or (b) in the case of a transfer to joint holders, the number of joint holders to whom the shares are to be transferred exceeds four (4).

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors or a resolution of members if we have no liabilities and we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities, provided that our shareholders have approved, by resolutions of members, a liquidation plan approved by the directors.

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

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent (50%) of the issued shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of members or resolution of directors:

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our shares and hold such shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

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

PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets. There can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

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

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Directors and officers of foreign private issuers are required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

I. Subsidiary Information

See ITEM 4.C and Exhibit 8.1 for our list of subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,240) if the bank with which an individual/a company hold its eligible deposit fails. With effect from 1 October 2024, the protection limit has been increased to HK$800,000 (approximately US$102,784).

As of December 31, 2025, cash balance of HK$120,729,816 (US$15,511,392) was maintained at financial institutions in Hong Kong and an aggregate of HK$3,430,907 (US$440,804) were insured by the Hong Kong Deposit Protection Board.

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

As of December 31, 2025, we had fully utilized all proceeds allocated for strengthening our corporate finance advisory business and had unutilized net proceeds of approximately US$3.7 million for working capital and other general corporate purposes. We intend to utilize the remaining net proceeds to fund our working capital and other general corporate purposes. The unutilized net proceeds were mainly kept as bank deposits.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Chi Wai Siu qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firm in 2024 and 2025.

	2024	2025	2025
	HK$	HK$	US$
Audit Fees	753,467	857,797	110,210
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	753,467	857,797	110,210

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted the “Statement of Policy Concerning Trading in Company Securities” governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any Nasdaq rules applicable to the Company.

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

For the years ended December 31, 2024 and 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Third Amended and Restated Memorandum and Articles of Association of the Company filed on December 5, 2024

2.2**	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on August 10, 2022)

8.1*	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-264575) filed April 29, 2022)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAGIC EMPIRE GLOBAL LIMITED

Date: April 10, 2026	By:	/s/ Sze Hon, Johnson Chen
	Name:	Sze Hon, Johnson Chen
	Title:	Chief Executive Officer

MAGIC EMPIRE GLOBAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Empire Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magic Empire Global Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

April 10, 2026

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
Current assets:
Cash	127,511,687	120,729,816	15,511,392
Accounts receivable	1,794,218	451,927	58,064
Interest receivables	449,605	6,538	840
Deposits and prepayments	885,448	988,173	126,960
Total current assets	130,640,958	122,176,454	15,697,256

Non-current assets:
Property and equipment, net	1,314,011	933,018	119,874
Right-of-use assets	4,188,215	2,731,445	350,937
Total non-current assets	5,502,226	3,664,463	470,811
Total assets	136,143,184	125,840,917	16,168,067

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	693,234	689,063	88,532
Contract liabilities	1,644,000	859,000	110,364
Operating lease liabilities	1,204,436	1,595,543	204,996
Total current liabilities	3,541,670	3,143,606	403,892

Non-current liabilities:
Operating lease liabilities	3,063,509	1,467,966	188,604
Total non-current liabilities	3,063,509	1,467,966	188,604
Total liabilities	6,605,179	4,611,572	592,496

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary Shares, 600,000,000 shares authorized without par value comprising:
4,064,050 Class A Ordinary shares issued and outstanding as of December 31, 2024 and 2025*	12,701	12,701	1,631
1,000,000 Class B Ordinary shares issued and outstanding as of December 31, 2024 and 2025*	3,125	3,125	402
Additional paid-in capital	138,662,858	138,662,858	17,815,433
Accumulated deficit	(9,140,679)	(17,449,339)	(2,241,895)
Total shareholders’ equity	129,538,005	121,229,345	15,575,571
Total liabilities and shareholders’ equity	136,143,184	125,840,917	16,168,067

*	Giving retroactive effect to the share split at a ratio of 4:1 effected on February 6, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	2023	2024	2025	2025
	HK$	HK$	HK$	US$
REVENUE	13,792,030	12,784,230	11,529,000	1,481,248

OPERATING EXPENSES:
Selling, general and administrative expenses	(16,604,828)	(23,009,770)	(23,546,235)	(3,025,224)
Total operating expenses	(16,604,828)	(23,009,770)	(23,546,235)	(3,025,224)

LOSS FROM OPERATIONS	(2,812,798)	(10,225,540)	(12,017,235)	(1,543,976)

OTHER INCOME (EXPENSE)
Interest income	4,258,450	4,450,922	3,915,403	503,052
Other income	172,832	—	—	—
Gain on sale of investment	—	1,105,998	—	—
Other expenses	(139,296)	(61,232)	(206,828)	(26,573)
Loss due to mark-to-market for a derivative asset	(1,963,000)	—	—	—
Total other income, net	2,328,986	5,495,688	3,708,575	476,479

LOSS BEFORE INCOME TAXES	(483,812)	(4,729,852)	(8,308,660)	(1,067,497)
INCOME TAX EXPENSES	—	—	—	—

NET LOSS	(483,812)	(4,729,852)	(8,308,660)	(1,067,497)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	5,064,050	5,064,050	5,064,050	5,064,050
Diluted*	5,064,050	5,064,050	5,064,050	5,064,050

LOSS PER SHARE
Basic*	(0.10)	(0.93)	(1.64)	(0.21)
Diluted*	(0.10)	(0.93)	(1.64)	(0.21)

*	Giving retroactive effect to the share split at a ratio of 4:1 effected on February 6, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

			Ordinary shares		Ordinary shares
	Ordinary shares		Class A		Class B		Additional	Accumulated
	Shares*	Amount	Shares*	Amount	Shares*	Amount	paid-in	deficit	Total
		HK$		HK$		HK$	Capital	HK$	HK$
BALANCE, January 1, 2023	5,064,050	15,826	—	—	—	—	138,662,858	(2,345,115)	136,333,569

Net loss	—	—	—	—	—	—	—	(483,812)	(483,812)
Dividend distribution	—	—	—	—	—	—	—	(1,581,900)	(1,581,900)

BALANCE, December 31, 2023	5,064,050	15,826	—	—	—	—	138,662,858	(4,410,827)	134,267,857

Net loss	—	—	—	—	—	—	—	(4,729,852)	(4,729,852)
Re-designation of ordinary shares into Class A and Class B ordinary shares	(5,064,050)	(15,826)	4,064,050	12,701	1,000,000	3,125	—	—	—

BALANCE, December 31, 2024	—	—	4,064,050	12,701	1,000,000	3,125	138,662,858	(9,140,679)	129,538,005

Net loss	—	—	—	—	—	—	—	(8,308,660)	(8,308,660)

BALANCE, December 31, 2025	—	—	4,064,050	12,701	1,000,000	3,125	138,662,858	(17,449,339)	121,229,345

		US$		US$		US$	US$	US$	US$
BALANCE, December 31, 2025	—	—	4,064,050	1,631	1,000,000	402	17,815,433	(2,241,895)	15,575,571

*	Giving retroactive effect to the share split at a ratio of 4:1 effected on February 6, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2023	2024	2025	2025
	HK$	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(483,812)	(4,729,852)	(8,308,660)	(1,067,497)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	209,966	380,995	380,994	48,950
Amortization of right-of-use asset	1,895,294	1,719,081	1,456,770	187,166
Impairment loss on long-term investment	1,963,000	—	—	—
Gain on sales of long-term investment	—	(1,105,998)	—	—
Interest of lease liabilities	139,296	61,232	206,828	26,573
Change in operating assets and liabilities
Accounts receivable	(314,033)	508,218	1,342,291	172,458
Interest receivables	65,737	(55)	443,067	56,925
Deposits and prepayments	(45,555)	210,801	(102,725)	(13,198)
Tax recoverable	587,834	—	—	—
Accruals and other payables	10,815	(385,766)	(4,171)	(536)
Contract liabilities	(1,890,032)	480,000	(785,000)	(100,857)
Operating lease liabilities	(2,044,020)	(1,788,518)	(1,411,265)	(181,320)

Net cash provided by (used in) operating activities	94,490	(4,649,862)	(6,781,871)	(871,336)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other receivables – related parties	96,700	—	—	—
Purchase of property and equipment	(1,904,972)	—	—	—
Payment for long-term investment	(26,110,738)	(8,500,000)	—	—
Redemption of long-term investment	—	48,253,736	—	—
Net cash provided by (used in) investing activities	(27,919,010)	39,753,736	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend distribution	(1,581,900)	—	—	—

Net cash used in financing activities	(1,581,900)	—	—	—

NET CHANGE IN CASH	(29,406,420)	35,103,874	(6,781,871)	(871,336)
CASH AT BEGINNING OF YEAR	121,814,233	92,407,813	127,511,687	16,382,728

CASH AT END OF YEAR	92,407,813	127,511,687	120,729,816	15,511,392

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	—	—	—	—
Cash received from tax refund	587,834	—	—	—
Cash paid for interest	—	—	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	4,248,914	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS OVERVIEW

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

As of December 31, 2025, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activity
Giraffe Financial Holdings Limited (“GFHL”)	Hong Kong June 24, 2016	HK$10,000	100% owned by MEGL	Investment holding

Giraffe Capital Limited (“GCL”)	Hong Kong June 28, 2016	HK$15,000,000	100% owned by GHFL	Providing advisory services for the company to be listed in the public offerings and advising companies on corporate finance

Giraffe Investment Limited (“GIL”)	Hong Kong September 22, 2022	HK$100	100% owned by GHFL	Investment holding

Magic Empire Investment Limited (“MEIL”)	Hong Kong September 22, 2022	HK$100	100% owned by GHFL	Investment holding

Giraffe Corporate Services Limited (“GCSL”)	Hong Kong August 3, 2023	HK$100	100% owned by GHFL	Providing corporate services

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

Financial advisory (“FA”) services: The Group acts as a financial advisor to clients to advise them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework including the Listing Rules and the GEM Listing Rules.

MAGIC EMPIRE GLOBAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS OVERVIEW (cont.)

Compliance advisory (“CA”) services: The Group acts as a compliance advisor to the listed companies on the Main Board or GEM and advise them on post-listing compliance matters in return for compliance advisory fee.

Corporate services: The Group acts as a consultant to clients to advise them on the company secretarial and accountancy matter, in return for advisory fee.

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

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7833, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

Cash

Cash mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of December 31, 2025 and 2024, the Group did not have any cash equivalents. The Group maintains bank accounts in Hong Kong.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivables are stated at the original amount less an allowance for credit losses.

Accounts receivables are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, replacing the previous incurred loss impairment model, which makes allowances when there is substantial doubt as to the collectability and a loss is determined to be probable.

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

Accounts receivables mainly represent amounts due from clients for corporate finance services which are recorded net of allowance for the Group’s credit losses. The group does not grant credit terms to the clients. Under ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), the Group adopted the expected loss approach using macroeconomic forecasts, referred to as a current expected credit losses (“CECL”) methodology. The allowance for credit losses reflects the Group’s estimated expected losses. The Group estimates the allowance for credit losses, mainly based on past collection experience as well as consideration of current and future economic conditions and changes in the Group’s collection trends. The Group estimates the expected credit losses for accounts receivables with similar risk characteristics on a pool basis. For each pool, the Group first estimates its recovery period based on relevant historical accounts receivables collection information. Then the Group estimates the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. Accounts receivables are written off when there is no reasonable expectation of recovery. Subsequent recoveries of amounts previously written off are credited against the same line item. As of December 31, 2025 and 2024, the allowance for credit losses was nil.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2025 and 2024, management believes that the Group’s prepayments and deposits are not impaired.

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

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2025, 2024 and 2023, no impairment of long-lived assets was recognized.

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

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2025, 2024 and 2023, the Group did not have any impairment loss against its operating lease right-of-use assets.

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

The carrying amounts of cash, accounts receivable, interest receivables, and accruals and other payables approximate their fair values because of their generally short maturities.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

During the year ended December 31, 2024, the Group has new investment of HK$8,500,000, redeemed all the investment of HK$48,253,736 with a net gain on sale of investment of HK$1,105,998.

As of December 31, 2025 and 2024, the Group did not hold any non-marketable equity securities.

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

In some cases, the Group is entitled to the discretionary bonus only upon listing, amount of which is to be decided by the clients. The Group accounts for the discretionary bonus as variable consideration. The amount of such variable consideration should not be included in the transaction price, since it is not probable that a significant reversal of cumulative revenue recognized will occur resulting from a change in estimate of the consideration the Group will receive upon client’s listing. The Group will recognize the revenue of the discretionary bonus at each reporting date when the uncertainty is resolved. During the year ended December 31, 2023, the Group received HK$1,500,000 of discretionary bonus. No such bonus was received for the year ended December 31, 2024 and 2025.

2.	IFA services: The Group acts as an independent financial advisor to give opinions or recommendations to the independent board committee and independent shareholders of the listed companies, in return for advisory fee.

The Group enters a distinct contract with its clients for the provision of IFA services. The Group’s IFA services include (i) conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions; (ii) issuing our opinion, in the form of an IFA letter, to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules and the GEM Listing Rules; and (iii) obtaining the necessary clearance in relation to our opinion letters from the Stock Exchange and/or the SFC.

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

3.	FA services: The Group acts as a financial advisor (i) to clients to advise them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework including the Listing Rules and the GEM Listing Rules; and (ii) to clients pursuing listing on other stock exchange.

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

For FA services to clients pursuing listing on other stock exchange, the Group enters into a distinct contract with its clients. The revenues are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The FA services include assisting the client to engage different professional parties for its listing exercise, advising on reorganization, financial reporting, internal control and legal and compliance, advising on the market position of the Group, coordinating roadshow and marketing activities. There are generally two performance obligations while fee is paid by the Group’s clients by instalments subject to each milestone being achieved as stated in the contract.

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

For service fee received upon listing, which is the second performance obligation, revenue is recognized upon completion of the FA service, which is evidenced by listing of the clients.

In some cases, the Group is entitled to the discretionary bonus only upon listing, amount of which is to be decided by the clients. The Group accounts for the discretionary bonus as variable consideration. The amount of such variable consideration should not be included in the transaction price, since it is probable that a significant reversal of cumulative revenue recognized will occur resulting from a change in estimate of the consideration the Group will receive upon client’s listing. The Group will recognize the revenue of the discretionary bonus at each reporting date when the uncertainty is resolved. During the year ended December 31, 2025, 2024 and 2023, the Group received discretionary bonus of HK$150,000, HK$2,500,000 and nil, respectively.

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

5.	Corporate services: The Group acts as a consultant to clients to advise them on the company secretarial and accountancy matter, in return for advisory fee.

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

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenue:
IPO Sponsorship services	4,500,000	400,000	—	—
FA and IFA services	7,105,000	11,730,000	10,665,000	1,370,241
Corporate services	200,000	—	—	—
CA services	1,987,030	654,230	864,000	111,007
	13,792,030	12,784,230	11,529,000	1,481,248

Revenue disaggregated by timing of revenue recognition for 2025, 2024 and 2023 is disclosed in the table below:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Point in time	11,605,000	12,130,000	9,780,000	1,256,536
Over time	2,187,030	654,230	1,749,000	224,712
	13,792,030	12,784,230	11,529,000	1,481,248

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. As of December 31, 2025 and 2024, all contracts of the Group were with an original expected duration within one year.

Other income

Interest income is mainly generated from savings and time deposits and short-term loans to a company, and is recognized on an accrual basis using the effective interest method.

During the year ended December 31, 2024, the Group has new investment of HK$8,500,000, redeemed all the investment of HK$48,253,736 with a net gain on sale of investment of HK$1,105,998.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,854).

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the years ended December 31, 2025, 2024 and 2023, the total amount charged to the consolidated statements of operations in respect of the Group’s costs incurred on the Mandatory Provident Fund Scheme were HK$291,956 (US$37,510), HK$286,900 and HK$282,650, respectively.

Income tax

MEGL is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by MEGL and the Company’s subsidiaries in Hong Kong to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

GCL, GIL, MEIL, GCSL and GFHL are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2019 to 2025 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2025, 2024 and 2023.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation. During the year ended December 31, 2023, the Group repaid HK$96,700 to related parties.

MAGIC EMPIRE GLOBAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

The Company adopted ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures for the year ended December 31, 2024 and applied it retrospectively for the prior period presented.

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

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenue from customers	13,792,030	12,784,230	11,529,000	1,481,248
Staff costs	(9,715,985)	(15,221,050)	(13,268,065)	(1,704,684)
Other general and administrative expenses	(6,888,843)	(7,788,720)	(10,278,170)	(1,320,540)
Other segment income (expenses)	2,328,986	5,495,688	3,708,575	476,479
Net loss of single operating segment	(483,812)	(4,729,852)	(8,308,660)	(1,067,497)

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

Basic EPS is measured as net income (loss) divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024, and 2023, there were no dilutive shares.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,240) if the bank with which an individual/a company hold its eligible deposit fails. With effect from 1 October 2024, the protection limit has been increased to HK$800,000 (approximately US$102,784).

As of December 31, 2025, cash balance of HK$120,729,816 (US$15,511,392) was maintained at financial institutions in Hong Kong and an aggregate of HK3,430,907 (US$440,804) were insured by the Hong Kong Deposit Protection Board.

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

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2023	2023	2024	2024	2025	2025	2025	2025
	HK$		HK$		HK$		US$
Customer A	1,600,000	11.6%	—	—	—	—	—	—
Customer B	1,400,000	10.2%	1,400,000	11.0%	—	—	—	—
Customer C	—	—	3,250,000	25.4%	—	—	—	—
Customer D	—	—	2,050,000	16.0%	—	—	—	—
Customer E	—	—	1,800,000	14.1%	—	—	—	—
Customer F	3,900,000	28.3%	—	—	—	—	—	—
Customer G	—	—	—	—	1,800,000	15.6%	231,264	15.6%
Customer H	—	—	—	—	1,800,000	15.6%	231,264	15.6%
Customer I	—	—	—	—	2,295,000	19.9%	294,862	19.9%
Customer J	—	—	—	—	1,200,000	10.4%	154,176	10.4%
	6,900,000	50.1%	8,500,000	66.5%	7,095,000	61.5%	911,566	61.5%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2023	2023	2024	2024	2025	2025	2025	2025
	HK$		HK$		HK$		US$
Customer A	842,496	36.6%	—	—	—	—	—	—
Customer B	819,940	35.6%	435,588	24.3%	—	—	—	—
Customer C	—	—	—	—	180,000	39.8%	23,126	39.8%
Customer D	—	—	—	—	79,927	17.7%	10,269	17.7%
Customer E	—	—	—	—	192,000	42.5%	24,669	42.5%
Customer F	—	—	800,000	44.6%	—	—	—	—
Customer G	—	—	180,000	10.0%	—	—	—	—

	1,662,436	72.2%	1,415,588	78.9%	451,927	100.0%	58,064	100.0%

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

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company does not opt out of an extended transition period for complying with any new or revised financial accounting standards. Therefore, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. They must also further disaggregate income taxes paid. ASU 2023-09 will be effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and this guidance should be applied prospectively but there is the option to apply it retrospectively. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements and expected to be immaterial.

On November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The expedient allows entities to assume that economic conditions existing at the balance sheet date remain unchanged throughout the remaining life of the asset when developing reasonable and supportable forecasts. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption and retrospective application permitted. The Group is currently assessing the impact of the adoption of this standard on its consolidated financial statements disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and statements of cash flows.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	DEPOSITS AND PREPAYMENTS

Deposits and prepayments consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Prepaid rent	—	243,440	31,277
Prepaid building management fee	32,633	35,143	4,515
Prepaid governmental rent and rates	53,550	51,300	6,591
Rental deposit	516,384	516,384	66,345
Deposit on building management fee	130,532	130,532	16,771
Refund of rental deposit	141,100	—	—
Others	11,249	11,374	1,461
Total	885,448	988,173	126,960

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Leasehold improvement	1,758,217	1,758,217	225,897
Furniture and fixtures	292,724	292,724	37,609
Motor vehicles	1,904,972	1,904,972	244,751
Office equipment	108,995	108,995	14,003
Total	4,064,908	4,064,908	522,260
Less: Accumulated depreciation	2,750,897	3,131,890	402,386
Net book value	1,314,011	933,018	119,874

Depreciation expenses recognized for the years ended December 31, 2025, 2024 and 2023 were HK$380,994 (US$48,950), HK$380,995 and HK$209,966, respectively.

5.	RIGHT-OF-USE ASSETS AND OPEARTING LEASE LIABILITIES

As of December 31, 2025, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Central, Hong Kong	3 years from November 16, 2024 to November 15, 2027

(a)	Amounts recognized in the consolidated balance sheet:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Right-of-use assets	4,188,215	2,731,445	350,937

Operating lease liabilities
Current	1,204,436	1,595,543	204,996
Non-current	3,063,509	1,467,966	188,604
	4,267,945	3,063,509	393,600

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	RIGHT-OF-USE ASSETS AND OPEARTING LEASE LIABILITIES (cont.)

(b)	A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	1,895,294	1,719,081	1,456,770	187,166
ROU assets obtained in exchange for operating lease liabilities	—	4,248,914	—	—
Interest of lease liabilities	139,296	61,232	206,828	26,573
Cash paid for operating leases	2,044,020	1,788,518	1,411,265	181,320

(c)	The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of December 31, 2025:

	Twelve months ended December 31,
	HK$	US$

2026	1,721,280	221,150
2027	1,506,120	193,507

Total future lease payments	3,227,400	414,657
Less: imputed interest	(163,891)	(21,057)
Present value of lease obligation	3,063,509	393,600

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2025 and 2024 was 5.375% and 5.375%, respectively.

As of December 31, 2025, the weighted-average remaining lease term for the operating lease was 1.91 years.

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

	Long-term Investments	Total	Total
	HK$	HK$	US$

Balance as of January 1, 2023	14,500,000	14,500,000	1,862,963
Addition	26,110,738	26,110,738	3,354,713
Loss due to mark-to-market of a derivative asset	(1,963,000)	(1,963,000)	(252,207)
Balance as of December 31, 2023 and January 1, 2024	38,647,738	38,647,738	4,965,469
Addition	8,500,000	8,500,000	1,092,082
Redemption of investments	(48,253,736)	(48,253,736)	(6,199,650)
Gain on sale of investments	1,105,998	1,105,998	142,099

Balance as of December 31, 2024 and 2025	—	—	—

As of December 31, 2025 and 2024, the Group has no long-term investment. As of December 31, 2023, the Group has an investment of HK$14,500,000 in a private company (“Company A”), representing 4.99% equity ownership of Company A, in which the Group does not have any significant influence and such investment does not have readily determinable fair value.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	LONG-TERM INVESTMENT (cont.)

In January 2023, the Group made an investment of HK$8,500,000 in a private company (“Company B”), representing 3.0% equity ownership of Company B, in which the Group does not have any significant influence and such investment does not have readily determinable fair value. Company B operates an e-commerce platform in Hong Kong.

In January 2023, the Group made an investment of HK$15,647,738 into an investment fund which invests in a highly diversified portfolio of revenue sharing contracts of small businesses. Such investment does not have readily determinable fair value and is recorded at cost less impairment, if any.

In June 2023, the Group made an investment of HK$1,963,000 in Simple agreement for future equity (“SAFE”) of a private company (“Company C”) in which the Group does not have any significant influence. Company C is an AI company dedicated to bettering insights through technology and application of AI. SAFEs are commonly used instruments that allow early investors to invest in a startup company, in exchange for the anticipated potential of future equity, in terms of preferred stock, at some undefined date in the future, when the first priced preferred stock financing round occurs. This is not a transaction of a creditor, but rather that of an early equity investor. Considering the substance and reality of that (i) the SAFE holders could never force redemption of their SAFEs (nor accrual of interest or maturity), (ii) the SAFE holders do not have any significant influence, and (iii) the conversion does not meet the fixed-for-fixed criterion under ASC 815-40, the Group considers that SAFE should be accounted for as a derivative asset.

The Company has performed the investment analysis, the equity investment is determined as equity investment without a readily determinable fair value (as defined under ASC 321-10-35), therefore the equity investment shall measure at cost less impairment, if any, adjusted plus or minus changes resulting from observable price changes for an identical or similar investment of the same issuer. As of December 31, 2023, the total cost, net of provision, of long-term investment is HK$38,647,738.

During the year ended December 31, 2023, the Group recorded loss due to mark-to-market of a derivative asset of HK$1,963,000. The Group considered the likelihood of the triggering event to share conversion is uncertain and determined the fair value of the investment was less than its carrying value.

During the year ended December 31, 2024, the Group has new investment of HK$8,500,000 in a private company (“Company D”), representing 1.9% equity ownership of Company D, in which the Group does not have any significant influence and such investment does not have readily determinable fair value. Company D is a contract manufacturer of affordable luxury leather goods. During the year ended December 31, 2024, the Company redeemed all the investments of HK$48,253,736 with a net gain on sale of investment of HK$1,105,998.

7.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$

Accrued professional fee	670,113	671,314	86,251
Other accrued expenses	23,121	17,749	2,281
Total	693,234	689,063	88,532

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	CONTRACT LIABILITIES

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

As of December 31, 2025 and 2024, the contract liabilities were comprised of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Contract liabilities	1,400,000	750,000	96,360
Advance from customers	244,000	109,000	14,004
Total	1,644,000	859,000	110,364

The movement in contract liabilities is as follows:

	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year ended December 31	1,100,000	1,400,000	179,872
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(1,100,000)	(1,400,000)	(179,872)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	1,400,000	750,000	96,360
Balance at end of the year ended December 31	1,400,000	750,000	96,360

9.	INCOME TAX

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

(a)	Taxation in the statement of operations represents:

	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Hong Kong profits tax provision (benefits) for the year:
Current	—	—	—	—
Deferred	—	—	—	—
	—	—	—	—

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	INCOME TAX (cont.)

(b)	The following table reconciles Hong Kong statutory rates to the Group’s effective tax rate:

	2023	2024	2025
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effect of non-deductible expenses(1)	(76.5)%	(16.5)%	(10.7)%
Effect of tax rates in foreign jurisdiction	(23.3)%	(4.2)%	(3.8)%
Effect of changes in valuation allowance	(3.9)%	(10.3)%	(8.2)%
Effect of permanent difference(2)	87.2%	14.5%	6.2%
Effective tax rate	—	—	—

(1)	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including operating expenses from Hong Kong companies which do not generate any assessable profits during the year.

(2)	Mainly represents non-taxable interest. In 2023, this also represents the combination of other non-taxable income and deferred true-ups due to non-deductible expenses. In 2024, this also includes the gain on sale of investments.

(c)	Income (loss) before income taxes is attributable to the following geographic locations for the years ended December 31:

	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Hong Kong	195,245	(3,530,735)	(6,413,538)	(824,012)
Foreign	(679,057)	(1,199,117)	(1,895,122)	(243,485)
Total loss before income taxes	(483,812)	(4,729,852)	(8,308,660)	(1,067,497)

(d)	Deferred tax:

Significant components of the deferred tax assets (liabilities) are presented below:

	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Deferred tax assets:
Net operating loss carryforwards	750,087	1,246,723	1,904,590	244,702
Deferred tax assets	750,087	1,246,723	1,904,590	244,702
Less: Valuation allowance	(750,087)	(1,246,723)	(1,904,590)	(244,702)
Total deferred tax assets, net	—	—	—	—

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. As of December 31, 2025, the Group had tax loss carryforwards of approximately HK$11,542,972 (US$1,483,043). The carry forward of tax losses in Hong Kong generally has no time limit. As of December 31, 2025, the deferred tax assets were fully provided as valuation allowance as the Group does not expect to realize its deferred taxes in the near future.

As of December 31, 2025 and 2024, the Group had no tax recoverable and no taxes payables.

MAGIC EMPIRE GLOBAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	OTHER INCOME

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Gain on sale of investment	—	1,105,998	—	—
Sundry income	172,832	—	—	—
Total	172,832	1,105,998	—	—

11.	ORDINARY SHARES

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

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	DIVIDEND

On October 3, 2023, the Company’s board of directors approved and declared a special interim dividend of HK$1,581,900 to its shareholders. This amount was paid in full on November 22, 2023. The dividend per share was HK$0.31.

For the years ended December 31, 2025 and 2024, no dividend was declared.

13.	COMMITMENTS AND CONTINGENCIES

From time to time, the Group is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2025 and 2024, the Group has no outstanding litigation.

14.	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after December 31, 2025 up through the date the Group issued the consolidated financial statements. There were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

